As filed with the Securities and Exchange Commission on January 22, 2002
Registration No. 333-56026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYNAPTICS INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

California (prior to reincorporation) Delaware
(after reincorporation)	3679	77-0118518

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2381 Bering Drive

San Jose, California 95131
(408) 434-0110

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Francis F. Lee

President and Chief Executive Officer
Synaptics Incorporated
2381 Bering Drive
San Jose, California 95131
(408) 434-0110

(Name, Address Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Robert S. Kant, Esq. Jean E. Harris, Esq. Brian H. Blaney, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Phoenix, Arizona 85016 (602) 445-8000	Curtis L. Mo, Esq. Richard C. Leska, Esq. Peter S. Buckland, Esq. Brobeck, Phleger & Harrison LLP 2200 Geng Road Palo Alto, California 94303 (650) 424-0160

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed without notice. Synaptics may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and Synaptics is not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT
EX-23.2
EX-23.3

SUBJECT TO COMPLETION, DATED JANUARY 22, 2002

PROSPECTUS

5,000,000 Shares

Common Stock

      This is the initial public offering of Synaptics Incorporated. We are selling 5,000,000 shares of our common stock.

      There is currently no public market for our shares. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol “SYNA.”

      See “Risk Factors” beginning on page 7 to read about certain risks that you should consider before buying shares of our common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

      The underwriters may purchase up to an additional 750,000 shares of common stock from selling stockholders at the initial public offering price less the underwriting discount to cover over-allotments.

      The underwriters expect to deliver the shares against payment in New York, New York on             , 2002.

Bear, Stearns & Co. Inc.

SG Cowen

SoundView Technology Group

The date of this prospectus is                , 2002

Synaptics

"enriching the interaction between humans and intelligent devices."

TouchPad™

Synaptics capacitive TouchPad™ provides our customers with an easy to use, intuitive interface solution. The TouchPad allows screen navigation and interactive input between the user and the device.

TouchStyk™

The TouchStyk™ pointing stick is a capacitive, self-contained, and modular interface solution. Synaptics TouchStyk has three-dimensional capabilities that allow for advanced features such as tap to select and tap and drag.

DualPointing

Synaptics dual pointing solutions allow OEMs to integrate both a pointing stick and a touch pad into a single notebook computer. Synaptics offers two dual pointing solutions, allowing OEMs to combine either a third-party resistive pointing stick or Synaptics capacitive TouchStyk, with a Synaptics TouchPad.

ClearPad™

QuickStroke®

QuickStroke® Chinese handwriting recognition software is driven by Synaptics' incremental recognition engine. QuickStroke recognizes handwritten, partially finished Chinese characters, and is available for the PC and embedded handheld environment.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and related notes.

The Company

Our Business

      We are the leading worldwide developer and supplier of custom-designed user interface solutions for notebook computers. In our fiscal year ended June 30, 2001, we supplied approximately 61% of the touch pads used in notebook computers throughout the world. Our new pointing stick is designed to address the portion of the notebook market that uses the pointing stick as an interface solution. We estimate that in fiscal 2001 approximately 55% of all notebook computers sold used solely a touch pad interface, 29% used solely a pointing stick interface, 10% used a dual pointing interface, which consists of both a touch pad and a pointing stick, and 6% used some other type of interface. Our new pointing stick can be used with our touch pad to take advantage of the growing trend toward dual pointing interface solutions. Our original equipment manufacturer, or OEM, customers include Acer, Apple, Compaq, Dell, Hewlett-Packard, and Samsung, as well as Fujitsu/Siemens, IBM, NEC, Sony, and Toshiba. We generally supply our OEM customers through their contract manufacturers, which take delivery of our products and pay us directly for them. These contract manufacturers include Arima, Compal, Inventec, Mitac, Nypro, Quanta, and Wistron.

      Our TouchPad(TM) is a small, touch-sensitive pad that senses the position of a person’s finger on its surface to provide screen navigation, cursor movement, and a platform for interactive input. Our TouchPads offer various advanced features, such as virtual scrolling; customizable tap zones to simulate mouse clicks, launch applications, or perform other select functions; Palm Check to eliminate false activation; and Edge Motion to continue cursor movement when the user’s finger reaches the edge of the touch pad. Our TouchPads are custom designed to meet our OEM customers’ specifications regarding electrical interface, size, thickness, functionality, and driver software for various advanced features. We have added stylus capabilities to our TouchPad to allow pen-based applications, such as drawing, electronic signature capture, and handwriting recognition, without sacrificing the accurate, comfortable finger input capabilities of the TouchPad. TouchStyk(TM), our recently introduced pointing stick solution, enables computer manufacturers to offer end users the choice of a touch pad, a pointing stick, or a combination of both interface devices. TouchStyk is a self-contained, easily integrated module that uses the same sensing technology as our TouchPad. Our QuickStroke® provides a fast, easy, and accurate way to input Chinese characters and has the potential to become a primary interface for the Chinese language market. Using our proprietary pattern recognition technology that combines our patented software with our TouchPad, QuickStroke can recognize handwritten, partially finished Chinese characters, thereby saving considerable time and effort.

      We believe our extensive intellectual property portfolio, our experience in providing interface solutions to major OEMs, and our proven track record of growth in our expanding core notebook computer interface business position us to be a key technological enabler for multiple applications in many fast-growing markets. Based on these strengths, we are addressing the opportunities created by the growth of a new class of mobile computing and communications devices, which we call information appliances, or “iAppliances.” These iAppliances include personal digital assistants, or PDAs, and smart phones as well as a variety of mobile, handheld, wireless, and Internet devices. We believe our existing technologies, our new product solutions, and our emphasis on ease of use, small size, low power consumption, advanced functionality, durability, and reliability will enable us to penetrate the markets for iAppliances. We have not yet, however, penetrated these markets in a manner that has resulted in significant revenue to us.

      Our user interface solutions for the evolving iAppliance markets include ClearPad(TM) and Spiral(TM) in addition to our TouchPad. Our ClearPad touch screen solution is a thin sensor that can be placed over any surface, including display devices, such as liquid crystal displays, or LCDs. The ClearPad is a lightweight, low power consumption solution, and its flexible design allows it to be mounted on curved surfaces. ClearPad is an extension of our capacitive TouchPad technologies. Unlike standard resistive touch screens, ClearPad eliminates the need for an internal air gap, which causes internal reflections and their associated adverse impact on display quality. This performance advantage makes ClearPad an excellent solution for devices with color displays or for use outdoors. Our Spiral is a thin, lightweight, low power consumption, inductive pen-sensing system. The Spiral sensor lies behind an LCD screen, effectively permitting 100% light transmissivity and lower overall power consumption resulting from reduced backlighting requirements. Spiral uses a patented inductive coupling technology that offers the unique feature of proximity sensing to measure the position of the pen relative to the pen-based device.

      We have demonstrated ClearPad at trade shows for the notebook computer market and are providing samples to a customer in anticipation of the shipment of units for production in the March 2002 quarter. We are currently supplying iAppliance OEMs with TouchPads. We also plan to introduce ClearPad and Spiral solutions for the iAppliance markets. ClearPad and Spiral are available in prototype for design into iAppliances. We have devoted considerable resources to develop our iAppliance solutions. In the second quarter of fiscal 2000, we acquired for $3.1 million Absolute Sensors Limited, which initiated the development of the inductive pen-sensing technology used in Spiral. Apart from this acquisition, we expended approximately $2.5 million and $4.8 million in fiscal 2000 and fiscal 2001 for research and development relating to Spiral and other technologies associated with the iAppliance markets, which represents approximately 30% and 41% of our total research and development expenditures during those fiscal years. There can be no assurance that our user interface solutions for the iAppliance markets will gain market acceptance or will result in meaningful revenue to us. The failure to succeed in these markets would result in no return on the substantial investments we have made to date and plan to make in the future to penetrate these markets.

Our Opportunity

      We believe our company is well positioned to benefit from the continuing growth in the notebook computer market as well as the growth that is occurring in the iAppliance markets.

      Technological Leadership. We have developed and own an extensive array of application specific integrated circuits, or ASICs, firmware, software, and pattern recognition and touch sensing technologies, which provide us with significant competitive advantages. Our intellectual property includes 58 patents issued and 25 patents pending. We conduct ongoing research, development, and engineering programs that concentrate on advancing our technologies and expanding them to serve new markets, enhancing the quality and performance of our product solutions, and developing new product solutions. Our technology and engineering know-how enable us to develop innovative, intuitive, user-friendly interfaces that address the needs of our customers and improve their competitive positions. Our vision is to develop interface solutions that integrate touch, handwriting, voice, and vision capabilities that can be readily incorporated into various electronic devices.

      Expanding Market Leadership. We believe significant growth potential exists in our core notebook computer interface market. The market for notebook computer interfaces continues to grow as businesses are increasingly replacing desktop computers with notebooks. International Data Corporation, or IDC, forecasts a compound annual growth rate, or CAGR, of 12.1% for notebook computers during the period from 2001 (based on estimated units shipped) to 2005 compared to 8.1% for desktop computers during the same period. In addition, our TouchStyk will enable us to address the approximately 29% of the notebook computer market that utilizes pointing sticks as the sole interface; new TouchPad offerings will provide us with the opportunity to expand our leadership in the approximately 55% of the notebook computer market that utilizes touch pads as the sole interface; and our dual pointing solutions will enable us to serve that expanding portion of the market.

      Significant iAppliance Opportunity. We believe our interface solutions address the need for portability, connectivity, and functionality demanded by manufacturers and end users in the rapidly growing iAppliance markets. Our cost-effective solutions are intended to offer ease of use, low power consumption, a small form factor, high reliability, and durability and foster larger and clearer-resolution display screens. We believe these characteristics will become increasingly important to those iAppliances that allow for information access, management, and exchange anywhere and anytime, and will facilitate our penetration into those markets.

      Marquee Global Customer Base. Our customers include the world’s ten largest notebook computer OEMs. We expect that our long-standing relationships with many of these customers, as well as our relationships with consumer electronic manufacturers, should support our efforts to supply them with interfaces for the iAppliances that a number of those manufacturers are developing. We provide worldwide customer sales and support from our offices in the United States, the United Kingdom, China, Hong Kong, Taiwan, and Thailand.

Our Strategy

      Our objective is to expand our position as the world’s leading supplier of interface solutions for the notebook computer market and to become a leading supplier of interface solutions for the evolving high-growth iAppliance markets. Key elements of our strategy to achieve this objective include the following:

•	continue to pursue research and development in order to enhance our technological leadership, develop new technologies, extend the functionality of our product solutions, and offer innovative product solutions to our customers;

•	enhance our leadership in the notebook interface market by continuing to introduce market-leading interface solutions in terms of performance, features, size, and ease of use; address the pointing stick and expanding dual pointing segments of the notebook interface market; and expand our business with several OEMs;

•	capitalize on the evolution and growth of the worldwide iAppliance markets;

•	emphasize and expand our strong and long-lasting customer relationships and continue to provide the most advanced interface solutions for our customers’ products;

•	develop strategic relationships and pursue strategic acquisitions to enhance our research and development capabilities, leverage our technology, introduce new value-added customer solutions, and enter new markets; and

•	conduct virtual manufacturing in which we outsource our production requirements to third parties to provide a scalable business model; enable us to focus on our core competencies of research and development, technological advances, and product solution design; and reduce our capital expenditures and inventory requirements.

Our Offices

      We maintain our principal executive offices at 2381 Bering Drive, San Jose, California 95131, and our telephone number is (408) 434-0110. Our Website is located at http://www.synaptics.com. The information contained at our Website does not constitute part of this prospectus.

Recent Events

      Our net revenue is expected to be $26.4 million for the three months ended December 31, 2001 compared to $18.4 million for the three months ended December 31, 2000, an increase of 43.2%. Gross margin is expected to be $11.0 million, or 41.8% of net revenue, for the three months ended December 31, 2001 compared to $5.3 million, or 28.5% of net revenue, for the three months ended December 31, 2000. We expect operating income to be $4.3 million for the three months ended December 31, 2001 compared to an operating loss of $214,000 for the three months ended December 31, 2000. Finally, we expect to report net income of $2.8 million for the three months ended December 31, 2001 compared to a net loss of $184,000 for the three months ended December 31, 2000. Our cash and cash equivalents were $10.6 million at December 31, 2001 compared to $3.8 million at June 30, 2001.

The Offering

Common stock offered	5,000,000 shares

Common stock to be outstanding after this offering	22,782,052 shares

Use of proceeds	We intend to use the proceeds from this offering to expand sales and marketing activities, for strategic relationships and acquisitions, and for working capital and general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market Symbol	SYNA

      The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of September 30, 2001, assuming the exercise of a warrant to purchase 32,000 shares of our Series E preferred stock and the conversion of our outstanding preferred stock into common stock. These shares exclude 4,205,995 shares of common stock issuable upon the exercise of outstanding stock options at September 30, 2001 with a weighted average exercise price of $3.30 per share, of which 296,866 shares were issued pursuant to options that have been exercised since September 30, 2001, and 1,033,244 shares reserved for future grants under our stock option plans at September 30, 2001. These shares also exclude up to 37,500 shares issuable in connection with an acquisition completed in fiscal 2000.

      Except when otherwise indicated, the information in this prospectus

•	gives effect to a change-of-domicile merger in which we will be reincorporated in Delaware;

•	assumes the exercise of a warrant to purchase 32,000 of our Series E preferred stock prior to the closing of this offering;

•	assumes the automatic conversion of all of our preferred stock into 11,105,517 shares of our common stock prior to the closing of this offering; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of stock from the selling stockholders to cover over-allotments, if any.

      All references to “we,” “us,” “our,” “Synaptics,” or “the company” in this prospectus mean Synaptics Incorporated and all entities owned or controlled by Synaptics Incorporated, except where it is clear that the term means only the parent company.

      TouchPad(TM), TouchStyk(TM), ClearPad(TM), and Spiral(TM) are trademarks of Synaptics, and QuickStroke® is a registered trademark of Synaptics. All other trademarks, service marks, and trade names referred to in this prospectus are the property of their respective owners. As used in this prospectus, the terms “iAppliance” and “iAppliance markets” refer to a class of mobile computing and communication devices that include PDAs, smart phones, and a variety of mobile, handheld, wireless, and Internet devices, and the markets for those products. The term iAppliance is not a trademark, service mark, or trade name of our company, and these devices are referred to by others in a variety of ways, including Internet devices, smart handheld devices, digital appliances, information appliances, and Internet or net appliances.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth our summary historical consolidated financial data. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The financial data as of September 30, 2001 and for the three months ended September 30, 2000 and 2001 are derived from financial statements that are unaudited.

				Three Months Ended
	Years Ended June 30,			September 30,

	1999	2000	2001*	2000		2001

				(unaudited)

	(in thousands, except for share and per share data)

Consolidated Statement of Operations Data:

Net revenue	$29,842	$43,447	$73,698		$13,988	$23,569

Cost of revenue(1)	17,824	25,652	50,811		8,959	14,607

Gross margin	12,018	17,795	22,887		5,029	8,962

Operating expenses:

Research and development(1)	4,851	8,386	11,590		2,792	3,691

Selling, general, and administrative(1)	5,534	7,407	9,106		1,961	2,674

Acquired in-process research and development	—	855	—		—	—

Amortization of goodwill and other acquired intangible assets	—	605	784		197	13

Amortization of deferred stock compensation	—	82	597		154	121

Total operating expenses	10,385	17,335	22,077		5,104	6,499

Operating income (loss)	1,633	460	810		(75)	2,463

Interest income (expense), net	334	365	180		102	(31)

Income before income taxes and equity losses	1,967	825	990		27	2,432

Provision for income taxes	40	120	180		26	845

Equity in losses of an affiliated company	—	(2,712)	—		—	—

Net income (loss)	$1,927	$(2,007)	$810		$1	$1,587

Net income (loss) per share:

Basic	$0.46	$(0.38)	$0.13	$	**	$0.24

Diluted	$0.12	$(0.38)	$0.04	$	**	$0.08

Shares used in computing net income (loss) per share:

Basic	4,147,159	5,222,738	6,133,866		5,769,262	6,623,353

Diluted	15,897,146	5,222,738	19,879,491		18,654,042	20,362,095

Pro forma net income per share:

Basic			$0.05			$0.09

Diluted			$0.04			$0.08

Shares used in computing pro forma net income per share:

Basic			17,207,403			17,696,870

Diluted			19,879,491			20,362,095

*	Fiscal year ended June 30, 2001 consisted of 53 weeks.

**	Less than $0.01 per share.

(1)	Cost of revenue excludes $23,000, $2,000, and $7,000 of amortization of deferred stock compensation for the year ended June 30, 2001 and the three months ended September 30, 2000 and 2001, respectively. Research and development expense excludes $162,000, $10,000, and $49,000 of amortization of deferred stock compensation for the year ended June 30, 2001 and the three months ended September 30, 2000 and 2001, respectively. Selling, general, and administrative expense excludes $82,000, $412,000, $142,000, and $65,000 of amortization of deferred stock compensation for the years ended June 30, 2000 and 2001 and the three months ended September 30, 2000 and 2001, respectively. These amounts have been aggregated and reflected as “Amortization of deferred stock compensation.”

	September 30, 2001

	Actual	As Adjusted

	(unaudited)

	(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$5,475	$50,455

Working capital	14,334	59,314

Total assets	27,504	72,484

Long-term debt, capital leases, and equipment financing obligations, less current portion	1,708	1,708

Total stockholders’ equity	15,572	60,552

      The as adjusted consolidated balance sheet data gives effect to the following:

•	the assumed exercise of a warrant to purchase 32,000 shares of our Series E preferred stock prior to the closing of this offering;

•	the conversion into common stock of our outstanding preferred stock prior to the closing of this offering; and

•	the sale of 5,000,000 shares of common stock to be sold in this offering at an assumed initial public offering price of $10.00 per share, less underwriting discounts and commissions and other estimated offering expenses.

      We calculated basic net income per common share and basic and diluted net loss per common share by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period, less weighted shares subject to repurchase. Diluted net income per common share also includes the effect of potentially dilutive securities, including stock options, warrants, and convertible preferred stock, when dilutive.

      We calculated pro forma net income per common share, basic and diluted, using the weighted average number of common shares described above and also assumed the conversion of all outstanding shares of preferred stock into common stock as if the shares had converted immediately upon issuance.

RISK FACTORS

      Before you invest in our common stock, you should be aware that there are risks, including those set forth below. You should carefully consider these risk factors, together with all the other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Related to our Business

We depend on one product family, TouchPads, and one market, notebook computers, for our revenue, and a downturn in this product or market could have a more disproportionate impact on our revenue than if we were more diversified.

      Historically, we have derived substantially all of our revenue from the sale of our TouchPads for notebook computers. Our new TouchStyk product solution also addresses the notebook computer market. The personal computer, or PC, market as a whole recently has experienced a slowdown in growth. While our long-term objective is to derive revenue from multiple interface solutions for both the notebook computer market and the iAppliance markets, we anticipate that sales of our TouchPads and TouchStyks for notebooks will continue to represent the most substantial portion of our revenue, at least in the near term. Although our revenue has continued to expand during the recent decline in demand for notebook computers as a result of an increase in our market share and the accelerating use of dual pointing solutions, we do not know whether we will be able to sustain or continue to increase our market share, that the use of dual pointing solutions will continue to expand, or that the notebook computer market will not continue to soften. As a result, a continuing or accelerating softening in the demand in the notebook portion of the PC market or the level of our participation in that market would cause our business, financial condition, and results of operations to suffer more than they would have if we offered a more diversified line of products.

Our emerging iAppliance interface business may not be successful.

      Our emerging iAppliance interface business, from which we expect to derive substantial revenue in the future, faces many uncertainties. Our inability to address these uncertainties successfully and to become a leading supplier of interfaces to the iAppliance markets would result in a slower growth rate than we currently anticipate. We have not yet penetrated the iAppliance markets in a manner that has resulted in meaningful revenue to us. We do not know whether our user interface solutions for the iAppliance markets will gain market acceptance or will ever result in meaningful revenue to us. The failure to succeed in these markets would result in no return on the substantial investments we have made to date and plan to make in the future to penetrate these markets.

      Various target markets for our iAppliance interfaces, such as those for PDAs, smart phones, smart handheld devices, Web terminals, Internet appliances, and interactive games and toys, are uncertain, may develop slower than anticipated, or could utilize competing technologies. The market for these products depends in part upon the development and deployment of wireless and other technologies, which may or may not address the needs of users of these new products.

      Our ability to generate significant revenue from the iAppliance markets will depend on various factors, including the following:

•	the development and growth of these markets;

•	the ability of our technologies and product solutions to address the needs of these markets, the requirements of OEMs, and the preferences of end users; and

•	our ability to provide OEMs with interface solutions that provide advantages in terms of size, power consumption, reliability, durability, performance, and value-added features compared to alternative solutions.

      Many manufacturers of these products have well-established relationships with competitive suppliers. Penetrating these markets will require us to offer better performance alternatives to existing solutions at competitive costs. We do not have any significant backlog of orders for our interface solutions to be incorporated in products in these markets. The revenue and income potential from these markets is unproven. The failure of any of these target markets to develop as we expect, or our failure to penetrate these markets, will impede our anticipated sales growth and could result in substantially reduced earnings from those we anticipate. We cannot predict the size or growth rate of these markets or the market share of these markets that we will achieve.

If our emerging TouchStyk, ClearPad, and Spiral solutions are not commercially accepted, our revenue growth will be negatively impacted.

      Our emerging TouchStyk, ClearPad, and Spiral solutions have no established track record. The failure to incorporate these technologies successfully into our customers’ products as the interface of choice would adversely affect our revenue growth. To succeed, we must help potential customers recognize the performance advantages of our solutions. The ability to produce these new products in sufficient quantities and the revenue and income potential of our new solutions are unproven.

Our historical financial information is based on sales of interface solutions to the notebook computer market and may not be indicative of our future performance in the iAppliance markets.

      Our historical financial information primarily reflects the sale of interface solutions for notebook computers. While we expect sales of our interface solutions for notebook computers to continue to generate a substantial percentage of our revenue, we expect to derive an increasing percentage of our revenue from sales of our product solutions for the iAppliance markets. We do not have an operating history in these markets upon which you can evaluate our prospects, which may make it difficult to predict our actual results in future periods. Actual results of our future operations may differ materially from our anticipated results.

The products of our customers may not achieve market acceptance, particularly in the case of iAppliances, and our sales will decline if sales of those products do not develop or decline.

      We do not sell any products to end users. Instead, we design various interface solutions that our OEM customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers’ products, many of which are just emerging, particularly in the case of iAppliances. We do not control or influence the manufacture, promotion, distribution, or pricing of the products that incorporate our interface solutions. Instead, we depend on our customers to manufacture and distribute products and to generate consumer demand through marketing and promotional activities. Even if our technologies successfully meet our customers’ price and performance goals, our sales would decline or fail to develop if our customers do not achieve commercial success in selling their products that incorporate our interface solutions.

      Our current customer base consists primarily of major U.S.-based OEMs that sell notebook computers worldwide. Competitive advances by Japan-based OEMs at the expense of U.S.-based OEMs could result in lost sales opportunities for our customers. Any significant slowdown in the demand for our customers’ products or the failure in the marketplace of new products of our customers would adversely affect the demand for our interface solutions and our future sales would decline.

If we fail to maintain and build relationships with our customers and do not continue to satisfy our customers, we may lose future sales and our revenue may stagnate or decline.

      Because our success depends on the widespread market acceptance of our customers’ products, we must continue to maintain our relationships with the leading notebook computer OEMs. In addition, we must identify areas of significant growth potential in the emerging iAppliance markets, establish relationships with OEMs in those markets, and assist those OEMs in developing products that use our interface technologies.

Our failure to identify potential growth opportunities, particularly in the iAppliance markets, or establish and maintain relationships with OEMs in those markets, would prevent our business from growing in those markets.

      Our ability to meet the expectations of our customers requires us to provide innovative interface solutions for customers on a timely and cost-effective basis and to maintain customer satisfaction with our interface solutions. We must match our design and production capacity with customer demand, maintain satisfactory delivery schedules, and meet performance goals. If we are unable to achieve these goals for any reason, our customers could reduce their purchases from us and our sales would decline or fail to develop.

      Our customer relationships also can be affected by factors affecting our customers that are unrelated to our performance. These factors can include a myriad of situations, including business reversals of customers, determinations by customers to change their product mix or abandon business segments, or mergers, consolidations, or acquisitions involving our customers, such as the proposed combination of operations announced by Compaq and Hewlett-Packard.

We relied on two companies in fiscal 2001 for an aggregate of 43% of our sales and the loss of sales to either of those companies could harm our business, financial condition, and results of operations.

      Sales to two companies that provide manufacturing services for major notebook computer OEMs accounted for 32% and 11% of our net revenue during the fiscal year ended June 30, 2001, and four companies accounted for 24%, 13%, 13%, and 12% of our net revenue for the fiscal year ended June 30, 2000. These companies are Quanta and Nypro in fiscal 2001 and Quanta, Arima, Inventec, and Compal in fiscal 2000. Additionally, receivables from Quanta and Nypro comprised 19% and 32% of our accounts receivable at September 30, 2001.

      These contract manufacturers serve our OEM customers. Any material delay, cancellation, or reduction of orders from any one or more of these contract manufacturers or the OEMs they serve could harm our business, financial condition, and results of operations. The adverse effect would be more substantial if our other customers in the notebook computer industry do not increase their orders or if we are unsuccessful in generating orders for iAppliance interface solutions from existing or new customers. Many of these contract manufacturers sell to the same OEMs, and therefore our concentration with certain OEMs may be higher than with any individual contract manufacturer. Concentration in our customer base may make fluctuations in revenue and earnings more severe and make business planning more difficult.

Our revenue may decline if customers for which we are sole source providers seek alternative sources of supply.

      We serve as the sole source provider for many of our customers. Those customers may choose to reduce their dependence on us by seeking second sources of supply, which could reduce our revenue. To remain a sole source provider, we must continue to demonstrate to our customers that we have adequate alternate sources for components, that we maintain adequate alternatives for production, and that we can deliver our products on a timely basis.

We rely on others for our production, and any interruptions of these arrangements could disrupt our ability to fill our customers’ orders.

      We contract for all of our production requirements. The majority of our manufacturing is conducted in China, Thailand, and Taiwan by manufacturing subcontractors that also perform services for numerous other companies. We do not have a guaranteed level of production capacity. Qualifying new manufacturing subcontractors, and specifically semiconductor foundries, is time-consuming and might result in unforeseen manufacturing and operations problems. The loss of our relationships with our manufacturing subcontractors or assemblers or their inability to conduct their manufacturing and assembly services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill customer orders in accordance with required delivery, quality, and performance requirements. If this were to occur, the resulting decline in revenue would harm our business.

We depend on third parties to maintain satisfactory manufacturing yields and delivery schedules, and their inability to do so could increase our costs, disrupt our supply chain, and result in our inability to deliver our products, which would adversely affect our results of operations.

      We depend on our manufacturing subcontractors to maintain high levels of productivity and satisfactory delivery schedules at manufacturing and assembly facilities in China, Thailand, and Taiwan. We provide our manufacturing subcontractors with six-month rolling forecasts of our production requirements. We do not, however, have long-term agreements with any of our manufacturing subcontractors that guarantee production capacity, prices, lead times, or delivery schedules. Our manufacturers serve many other customers, a number of which have greater production requirements than we do. As a result, our manufacturing subcontractors could determine to prioritize production capacity for other customers or reduce or eliminate deliveries to us on short notice. At times, we have experienced lower than anticipated manufacturing yields and lengthening of delivery schedules. Lower than expected manufacturing yields could increase our costs or disrupt our supplies. We may encounter lower manufacturing yields and longer delivery schedules in commencing volume production of our new products. Any of these problems could result in our inability to deliver our product solutions in a timely manner and adversely affect our operating results.

Shortages of components and materials may delay or reduce our sales and increase our costs, thereby harming our results of operations.

      The inability to obtain sufficient quantities of components and other materials necessary for the production of our products could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. Many of the materials used in the production of our products are available only from a limited number of foreign suppliers, particularly suppliers located in Asia. In most cases, neither we nor our manufacturing subcontractors have long-term supply contracts with these suppliers. As a result, we are subject to economic instability in these Asian countries as well as to increased costs, supply interruptions, and difficulties in obtaining materials. Our customers also may encounter difficulties or increased costs in obtaining the materials necessary to produce their products into which our product solutions are incorporated.

      From time to time, materials and components used in our product solutions or in other aspects of our customers’ products have been subject to allocation because of shortages of these materials and components. During portions of fiscal 2000 and 2001, limited manufacturing capacity for ASICs resulted in significant cost increases of our ASICs. Similar shortages in the future could cause delayed shipments, customer dissatisfaction, and lower revenue.

We are subject to lengthy development periods and product acceptance cycles, which can result in development and engineering costs without any future revenue.

      We provide interface solutions that are incorporated by OEMs into the products they sell. OEMs make the determination during their product development programs whether to incorporate our interface solutions or pursue other alternatives. This process requires us to make significant investments of time and resources in the custom design of interface solutions well before our customers introduce their products incorporating these interfaces and before we can be sure that we will generate any significant sales to our customers or even recover our investment. During a customer’s entire product development process, we face the risk that our interfaces will fail to meet our customer’s technical, performance, or cost requirements or that our products will be replaced by a competitive product or alternative technological solutions. Even if we complete our design process in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events could cause sales to be deferred or to be cancelled, which would adversely affect our operating results for that period.

We do not have long-term purchase commitments from our customers, and their ability to cancel, reduce, or delay an order could reduce our revenue and increase our costs.

      Our customers do not provide us with firm, long-term volume purchase commitments. As a result, customers can cancel purchase commitments or reduce or delay orders at any time. The cancellation, delay, or reduction of customer commitments could result in reduced revenue, excess inventory, and unabsorbed overhead. Substantially all of our sales to date have been in the notebook computer market, and we expect an increasing portion of our sales will be in the emerging iAppliance markets. All of these markets are subject to severe competitive pressures, rapid technological change, and product obsolescence, which increase our inventory and overhead risks resulting in increased costs.

We face intense competition that could result in our losing or failing to gain market share and suffering reduced revenue.

      We serve intensely competitive markets that are characterized by price erosion, rapid technological change, and competition from major domestic and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Some of our competitors, particularly in the iAppliance markets, have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages. As a result, they may be able to devote greater resources to the promotion and sale of products, to negotiate lower prices on raw materials and components, to deliver competitive products at lower prices, and to introduce new product solutions and respond to customer requirements more quickly than we can. Our competitive position could suffer if one or more of our customers decide to design and manufacture their own interfaces, to contract with our competitors, or to use alternative technologies.

      Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in designing and introducing new interface solutions, including those implementing new technologies;

•	our ability to predict the evolving needs of our customers and to assist them in incorporating our technologies into their new products;

•	our ability to meet our customer’s requirements for low power consumption, ease of use, reliability, durability, and small form factor;

•	the quality of our customer services;

•	the rate at which customers incorporate our interface solutions into their own products;

•	product or technology introductions by our competitors; and

•	foreign currency fluctuations, which may cause a foreign competitor’s products to be priced significantly lower than our product solutions.

If we do not keep pace with technological innovations, our products may not be competitive and our revenue and operating results may suffer.

      We operate in rapidly changing markets. Technological advances, the introduction of new products, and new design techniques could adversely affect our business unless we are able to adapt to the changing conditions. Technological advances could render our solutions obsolete, and we may not be able to respond effectively to the technological requirements of evolving markets. As a result, we will be required to expend substantial funds for and commit significant resources to

•	continue research and development activities on existing and potential interface solutions;

•	hire additional engineering and other technical personnel; and

•	purchase advanced design tools and test equipment.

      Our business could be harmed if we are unable to develop and utilize new technologies that address the needs of our customers, or our competitors or customers do so more effectively than we do.

Our efforts to develop new technologies may not result in commercial success, which could cause a decline in our revenue and could harm our business.

      Our research and development efforts with respect to new technologies may not result in customer or market acceptance. Some or all of those technologies may not successfully make the transition from the research and development lab to cost-effective production as a result of technology problems, competitive cost issues, yield problems, and other factors. Even when we successfully complete a research and development effort with respect to a particular technology, our customers may decide not to introduce or may terminate products utilizing the technology for a variety of reasons, including the following:

•	difficulties with other suppliers of components for the products;

•	superior technologies developed by our competitors and unfavorable comparisons of our solutions with these technologies;

•	price considerations; and

•	lack of anticipated or actual market demand for the products.

      The nature of our business requires us to make continuing investments for new technologies. To facilitate the development of our inductive technology, we completed the acquisition of Absolute Sensors Limited during fiscal 2000. We may be required to make similar acquisitions and other investments in the future to maintain or enhance our ability to offer technological solutions.

      Significant expenses relating to one or more new technologies that ultimately prove to be unsuccessful for any reason could have a material adverse effect on us. In addition, any investments or acquisitions made to enhance our technologies may prove to be unsuccessful. If our efforts are unsuccessful, our business could be harmed.

We may not be able to enhance our existing product solutions and develop new product solutions in a timely manner.

      Our future operating results will depend to a significant extent on our ability to continue to provide new interface solutions that compare favorably with alternative solutions on the basis of time to introduction, cost, and performance. Our success in maintaining existing and attracting new customers and developing new business depends on various factors, including the following:

•	innovative development of new solutions for customer products;

•	utilization of advances in technology;

•	maintenance of quality standards;

•	efficient and cost-effective services; and

•	timely completion of the design and introduction of new interface solutions.

      Our inability to enhance our existing product solutions and develop new product solutions on a timely basis could harm our operating results and impede our growth.

A technologically new interface solution that achieves significant market share could harm our business.

      Our interface solutions are designed to integrate touch, handwriting, and vision capabilities. New computing and communications devices could be developed that call for a different interface solution. Existing devices also could be modified to allow for a different interface solution. Our business could be harmed if our products become noncompetitive as a result of a technological breakthrough that allows a new interface solution to displace our solutions and achieve significant market acceptance.

International sales and manufacturing risks could adversely affect our operating results.

      Our manufacturing and assembly operations are conducted in China, Thailand, and Taiwan, and we have subsidiaries in Taiwan and the United Kingdom. These international operations expose us to various economic, political, and other risks that could adversely affect our operations and operating results, including the following:

•	difficulties and costs of staffing and managing a multi-national organization;

•	unexpected changes in regulatory requirements;

•	differing labor regulations;

•	potentially adverse tax consequences;

•	tariffs and duties and other trade barrier restrictions;

•	possible employee turnover or labor unrest;

•	greater difficulty in collecting accounts receivable;

•	the burdens and costs of compliance with a variety of foreign laws;

•	potentially reduced protection for intellectual property rights; and

•	political or economic instability in certain parts of the world.

      Sales to Taiwan-based contract manufacturers for OEMs based in the United States account for a significant percentage of our net sales. In fiscal 2001, sales to Taiwan-based contract manufacturers for U.S.-based OEMs alone accounted for 80% of our net sales. In the future, we expect sales to contract manufacturers for OEMs based in Europe and Japan to increase. The risks associated with international operations could negatively affect our operating results.

Our business may suffer if international trade is hindered, disrupted, or economically disadvantaged.

      Political and economic conditions abroad may adversely affect the foreign production and sale of our products. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could adversely affect our ability to sell interface solutions in foreign markets and to obtain materials or equipment from foreign suppliers.

      Changes in policies by the U.S. or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on the transfer of funds, or the expropriation of private enterprises also could have a material adverse effect on us. Any actions by countries in which we conduct business to reverse policies that encourage foreign investment or foreign trade also could adversely affect our operating results. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our services to our U.S. customers and adversely impact our operating results.

Our operating results could be adversely affected by fluctuations in the value of the U.S. dollar against foreign currencies.

      We transact business predominantly in U.S. dollars and bill and collect our sales in U.S. dollars. A weakening of the dollar could cause our overseas vendors to require renegotiation of the prices we pay for their goods and services. In the future, customers may make payments in non-U.S. currencies. In addition, a portion of our costs, such as payroll, rent, and indirect operating costs, are denominated in non-U.S. currencies, including British pounds and Taiwan dollars.

      Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

A majority of our outsourced operations are located in Taiwan, increasing the risk that a natural disaster, labor strike, war, or political unrest in that country would disrupt our operations.

      A majority of our outsourced operations are located in Taiwan. Events out of our control, such as earthquakes, fires, floods, or other natural disasters in Taiwan or political unrest, war, labor strikes, or work stoppages in Taiwan, would disrupt our operations. The risk of earthquakes in Taiwan is significant because of its proximity to major earthquake fault lines. An earthquake, such as the one that occurred in Taiwan in September 1999, could cause significant delays in shipments of our product solutions until we are able to shift our outsourced operations. In addition, there is currently significant political tension between Taiwan and China, which could lead to hostilities. If any of these events occur, we may not be able to obtain alternative capacity. Failure to secure alternative capacity could cause a delay in the shipment of our product solutions, which would cause our revenue to fluctuate or decline.

Variability of customer requirements resulting in cancellations, reductions, or delays may adversely affect our operating results.

      OEM suppliers must provide increasingly rapid product turnaround and respond to ever-shorter lead times. A variety of conditions, both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce, or delay orders. Cancellations, reductions, or delays by a significant customer or by a group of customers could adversely affect our operating results. On occasion, customers require rapid increases in production, which can strain our resources and reduce our margins. Although we have been able to obtain increased production capacity from our third-party manufacturers, we may be unable to do so at any given time to meet our customers’ demands if their demands exceed anticipated levels.

Our operating results may experience significant fluctuations that could result in a decline of the price of our stock.

      In addition to the variability resulting from the short-term nature of our customers’ commitments, other factors contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

•	the cyclicality of the markets we serve;

•	the timing and size of orders;

•	the volume of orders relative to our capacity;

•	product introductions and market acceptance of new products or new generations of products;

•	evolution in the life cycles of our customers’ products;

•	timing of expenses in anticipation of future orders;

•	changes in product mix;

•	availability of manufacturing and assembly services;

•	changes in cost and availability of labor and components;

•	timely delivery of product solutions to customers;

•	pricing and availability of competitive products;

•	pressures on gross margins; and

•	changes in economic conditions.

      Accordingly, you should not rely on period-to-period comparisons as an indicator of our future performance. Fluctuations in our operating results may result in a decline in the price of our stock.

If we fail to effectively manage our growth, our infrastructure, management, and resources could be strained, our ability to effectively manage our business could be diminished, and our operating results could suffer.

      The failure to manage our growth effectively could strain our resources, which would impede our ability to increase revenue. We have increased the number of our interface solutions and plan to expand further the number and diversity of our solutions and their use in the future. Our ability to manage our planned growth effectively will require us to

•	successfully hire, train, retain, and motivate additional employees;

•	enhance our operational, financial, and management systems; and

•	expand our production capacity.

      As we expand and diversify our product and customer base, we may be required to increase our overhead and selling expenses. We also may be required to increase staffing and other expenditures, including expenses in order to meet the anticipated demand of our customers. Our customers, however, do not commit to firm production schedules for more than a short time in advance. Any increase in expenses in anticipation of future orders that do not materialize would adversely affect our profitability. Our customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources and the resources of our third-party manufacturers. If we cannot manage our growth effectively, our business and results of operations could suffer.

We depend on key personnel who would be difficult to replace and our business will likely be harmed if we lose their services or cannot hire additional qualified personnel.

      Our success depends substantially on the efforts and abilities of our senior management and technical personnel. The competition for qualified management and technical personnel, especially engineers, is intense. Although we maintain noncompetition and nondisclosure covenants with most of our key personnel, we do not have employment agreements with any of them. The loss of services of one or more of our key employees or the inability to hire, train, and retain key personnel, especially engineers and technical support personnel, could delay the development and sale of our products, disrupt our business and interfere with our ability to execute our business plan.

Our inability to protect our intellectual property could impair our competitive advantage, reduce our revenue, and increase our costs.

      Our success and ability to compete depend in part on our ability to maintain the proprietary aspects of our technologies and products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality agreements, and other contractual provisions to protect our intellectual property, but these measures may provide only limited protection. We license from third parties certain technology used in and for our products. These third-party licenses are granted with restrictions, and there can be no assurances that such third-party technology will remain available to us on terms beneficial to us. Our failure to enforce and protect our intellectual property rights or obtain from third parties the right to use necessary technology could have a material adverse effect on our business, financial condition, and results of operations. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States.

      Patents may not issue from the patent applications that we have filed or may file. Our issued patents may be challenged, invalidated, or circumvented, and claims of our patents may not be of sufficient scope or strength, or issued in the proper geographic regions, to provide meaningful protection or any commercial advantage. We have not applied for, and do not have, any copyright registration on our technologies or products. We have applied to register certain of our trademarks in the United States and other countries.

There can be no assurances that we will obtain registrations of principle or other trademarks in key markets. Failure to obtain registrations could compromise our ability to protect fully our trademarks and brands and could increase the risk of challenge from third parties to our use of our trademarks and brands.

      We do not consistently rely on written agreements with our customers, suppliers, manufacturers and other recipients of our technologies and products, and therefore some trade secret protection may be lost and our ability to enforce our intellectual property rights may be limited. Additionally, our customers, suppliers, manufacturers, and other recipients of our technologies and products may seek to use our technologies and products without appropriate limitations. In the past, we did not consistently require our employees and consultants to enter into confidentiality agreements, employment agreements, or proprietary information and invention agreements. Therefore, our former employees and consultants may try to claim some ownership interest in our technologies and products and may use our technologies and products competitively and without appropriate limitations.

We may be required to incur substantial expenses and divert management attention and resources in defending intellectual property litigation against us.

      We may receive notices from third parties that claim our products infringe their rights. From time to time, we receive notice from third parties of the intellectual property rights such parties have obtained. We cannot be certain that our technologies and products do not and will not infringe issued patents or other proprietary rights of others. While we are not currently subject to any infringement claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business. There can be no assurance that such licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses would be acceptable to us. If forced to cease using such technology, there can be no assurance that we would be able to develop or obtain alternate technology. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using, or selling certain of our products, which could have a material adverse effect on our business, financial condition, and results of operations.

      Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to make, use, or sell our products in the United States or abroad. Such a judgment would have a material adverse effect on our business, financial condition, and results of operations. In addition, we are obligated under certain agreements to indemnify the other party in connection with infringement by us of the proprietary rights of third parties. In the event we are required to indemnify parties under these agreements, it could have a material adverse effect on our business, financial condition, and results of operations.

We may incur substantial expenses and divert management resources in prosecuting others for their unauthorized use of our intellectual property rights.

      The markets in which we compete are characterized by frequent litigation regarding patents and other intellectual property rights. Other companies, including our competitors, may develop technologies that are similar or superior to our technologies, duplicate our technologies, or design around our patents and may have or obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries, such as China and Taiwan, in which we operate. Unauthorized parties may attempt to copy or otherwise use aspects of our technologies and products that we regard as proprietary. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technologies. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the market for our technologies and products.

      Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because if we fail to enforce and protect our intellectual property rights, our business would be harmed. Even if the outcome is favorable, this proceeding could result in substantial cost to us and disrupt our business.

      In the future, we also may need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition, and results of operations.

If we become subject to product returns and product liability claims resulting from defects in our products, we may fail to achieve market acceptance of our products and our business could be harmed.

      We develop complex products in an evolving marketplace. Despite testing by us and our customers, defects may be found in existing or new products. In fiscal 2001, a manufacturing error of one of our manufacturing subcontractors was discovered. Although the error was promptly discovered without significant interruption of supply and the manufacturing subcontractor rectified the problem at its own cost, any such manufacturing errors or product defects could result in a delay in recognition or loss of revenue, loss of market share, or failure to achieve market acceptance. Additionally, these defects could result in financial or other damages to our customers; cause us to incur significant warranty, support, and repair costs; and divert the attention of our engineering personnel from our product development efforts. In such circumstances, our customers could also seek and obtain damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. The occurrence of these problems would likely harm our business.

Potential strategic alliances may not achieve their objectives, and the failure to do so could impede our growth.

      We anticipate that we will enter into various additional strategic alliances. Among other matters, we will explore strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology; to provide necessary know-how, components, or supplies; and to develop, introduce, and distribute products utilizing our technology. Any strategic alliances may not achieve their intended objectives, and parties to our strategic alliances may not perform as contemplated. The failure of these alliances may impede our ability to introduce new products and enter new markets.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

      We expect to review opportunities to acquire other businesses or technologies that would complement our current interface solutions, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. While we have no current agreements or negotiations underway, we may acquire businesses, products, or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, or assume contingent liabilities. Our experience in acquiring other businesses and technologies is limited. Potential acquisitions also involve numerous risks, including the following:

•	problems assimilating the purchased operations, technologies, or products;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have little or no prior experience; and

•	potential loss of key employees of purchased organizations.

      We cannot assure you that we would be successful in overcoming problems encountered in connection with any acquisitions, and our inability to do so could disrupt our operations and adversely affect our business.

The PC and electronics industries are cyclical and may result in fluctuations in our operating results and share price.

      The PC and electronics industries have experienced significant economic downturns at various times, such as the downturn currently being experienced. These downturns are characterized by diminished product demand, accelerated erosion of average selling prices, and production over-capacity. In addition, the PC and electronics industries are cyclical in nature. We seek to reduce our exposure to industry downturns and cyclicality by providing design and production services for leading companies in rapidly expanding industry segments. We may, however, experience substantial period-to-period fluctuations in future operating results because of general industry conditions or events occurring in the general economy.

Legislation affecting the markets in which we compete could adversely affect our ability to implement our iAppliance strategy.

      Our ability to expand our business may be adversely impacted by future laws or regulations. Our customers’ products may be subject to laws relating to communications, encryption technology, electronic commerce, e-signatures, and privacy. Any of these laws could be expensive to comply with, and the marketability of our products could be adversely affected.

We must finance the growth of our business and the development of new products, which could have an adverse effect on our operating results.

      To remain competitive, we must continue to make significant investments in research and development, marketing, and business development. Our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results.

      From time to time, we may seek additional equity or debt financing to provide for expenses required to expand our business. We cannot predict the timing or amount of any such requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

Our business operations may be adversely affected by the California energy crisis.

      Our principal executive offices are located in the Silicon Valley in Northern California. California recently experienced an energy crisis that resulted in disruptions in power supply and increases in utility costs to consumers and businesses throughout the state. Should the energy crisis reoccur, we may experience power interruptions and shortages along with many other Silicon Valley companies and be subject to significantly higher costs of energy. Although we have not experienced any material disruption to our business to date, if the energy crisis reoccurs and power interruptions or shortages occur in the future, any inability to continue operations at our California executive offices could delay the development of our products and disrupt communications with our customers, suppliers, or manufacturing operations and thereby adversely affect our business.

Continuing uncertainty of the U.S. economy may have serious implications for the growth and stability of our business and may negatively affect our stock price.

      The revenue growth and profitability of our business depends significantly on the overall demand in the notebook computer market and in the iAppliance markets. Softening demand in these markets caused by ongoing economic uncertainty may result in decreased revenue or earnings levels or growth rates. The U.S. economy has weakened and market conditions continue to be challenging, which has resulted in individuals and companies delaying or reducing expenditures. Further delays or reductions in spending could have a material adverse effect on demand for our products, and consequently on our business, financial condition, results of operations, prospects, and stock price.

Risks Related to this Offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

      Before this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

      In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

Our charter documents and Delaware law could make it more difficult for a third party to acquire us, and discourage a takeover.

      Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. Our certificate of incorporation also authorizes the board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

Our officers, directors, and affiliated entities own a large percentage of our company, and they could make business decisions with which you disagree that will affect the value of your investment.

      We anticipate that our executive officers, directors, entities affiliated with them, and other 5% or greater stockholders will, in total, beneficially own approximately 46% of our outstanding common stock after this offering. These stockholders, acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors. Thus, actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company, which could cause our stock price to decline.

Management will have discretion over the use of proceeds from this offering and could spend or invest those proceeds in ways with which you might not agree.

      Our management will have broad discretion with respect to the use of the net proceeds of this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We currently expect to use these proceeds to increase working capital and for other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products, or technologies. These investments may not yield a favorable return. If our expectations regarding financial performance and business needs prove to be inaccurate as a result of changes in our business and industry, we may use the proceeds in a manner significantly different from our current plans.

The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could cause our stock price to decline.

      The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. Based on shares outstanding as of September 30, 2001, and assuming the exercise of a warrant to acquire 32,000 shares of our Series E preferred stock and the conversion of all of our preferred stock into 11,105,517 shares of common stock upon completion of this offering, we will have outstanding 22,782,052 shares of common stock. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. Of the remaining 17,782,052 shares of common stock, 17,518,254 shares held by our officers, directors, and certain stockholders will be subject to 180-day lock-up agreements with the underwriters. Bear, Stearns & Co. Inc., in its sole discretion, may release any portion of the securities subject to these lock-up agreements. After the 180-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with volume restrictions. After the lock-up period, 10,349,807 of these shares will be immediately available for sale in the public market under Rule 144(k) without registration. The remaining 7,432,245 shares held by our existing stockholders will become available for sale under Rule 144 or Rule 701 at varying times following this offering and after 90 days after this offering.

      Stockholders owning 11,105,517 shares are entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, based on options outstanding as of September 30, 2001, after this offering, 4,205,995 shares will be subject to outstanding options. We intend to file registration statements to register shares issuable upon the exercise of outstanding stock options and shares reserved for future issuance under our stock option and stock purchase plans as well as to register for resale 3,460,898 shares previously issued upon exercise of options.

      Sales as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

You will pay more for our common stock than your pro rata portion of our assets is worth; as a result, you will likely receive much less than you paid for our stock if we liquidate our assets and distribute the proceeds.

      If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $7.38 per share, based on an assumed initial public offering price of $10.00 per share. This dilution arises because our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. You will also experience dilution upon the exercise of outstanding stock options to purchase our common stock. As of September 30, 2001, there were options outstanding to purchase 4,205,995 shares of common stock with a weighted average exercise price of $3.30 per share.

You should not rely on forward-looking statements because they are inherently uncertain.

      This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements because of any of the risks to our business described in this prospectus. You should not unduly rely on these forward-looking statements, which apply only as of the date of this prospectus.

USE OF PROCEEDS

      Assuming an initial public offering price of $10.00 per share, we estimate that we will receive net proceeds of $44.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering

•	for the expansion of sales and marketing activities,

•	for strategic relationships and acquisitions, and

•	for working capital and general corporate purposes, including continued enhancement of our research and development and engineering capabilities.

      We have not yet determined the exact amounts that we will spend for any of these uses. We are not in any discussions regarding acquisitions. The amounts and purposes for which we allocate the net proceeds of this offering may vary significantly depending upon a number of factors, including future revenue and the amount of cash generated by our operations. We may utilize up to 50% of the net proceeds of this offering in connection with our initiative to penetrate the iAppliance markets, which would include research and development, establishment of sales and marketing infrastructure, and potential strategic acquisitions. The actual amount, however, will depend on market conditions, the growth of the iAppliance markets, and our success in those markets. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering. Pending the uses described above, we will invest the net proceeds in interest-bearing, investment-grade securities.

      We will not receive any proceeds from the sale of common stock to be sold by the selling stockholders if the over-allotment option is exercised.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our preferred stock or our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

      Our revolving line of credit places restrictions on the payment of any dividends.

CAPITALIZATION

      The table below sets forth the following:

•	our unaudited capitalization as of September 30, 2001;

•	our pro forma capitalization as of September 30, 2001, reflecting the assumed exercise of a warrant to purchase 32,000 shares of Series E preferred stock, the automatic conversion prior to the closing of this offering of our preferred stock into 11,105,517 shares of our common stock, and our reincorporation in Delaware; and

•	our pro forma as adjusted capitalization as of September 30, 2001 to give effect to the sale of 5,000,000 shares of common stock at an assumed initial public offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 2001

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)

	(in thousands, except for share
	and per share data)

Long-term debt, capital leases, and equipment financing obligations, less current portion	$1,708	$1,708	$1,708

Stockholders’ equity:

Preferred stock, 12,000,000 shares (without par value) authorized, 8,170,207 shares issued and outstanding, actual; 10,000,000 shares ($.001 par value) authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	18,650	—	—

Common stock, 25,000,000 shares (without par value) authorized, 6,676,535 shares issued and outstanding, actual; 60,000,000 shares ($.001 par value) authorized, 17,782,052 shares issued and outstanding, pro forma; 60,000,000 shares ($.001 par value) authorized, 22,782,052 shares issued and outstanding, pro forma as adjusted	6,304	18	23

Additional paid-in capital	—	25,016	69,911

Deferred stock compensation	(1,528)	(1,528)	(1,528)

Notes receivable from stockholders	(906)	(906)	(906)

Accumulated deficit	(6,948)	(6,948)	(6,948)

Total stockholders’ equity	15,572	15,652	60,552

Total capitalization	$17,280	$17,360	$62,260

      The number of shares of our common stock outstanding excludes the following:

•	4,205,995 shares issuable upon exercise of options outstanding at September 30, 2001 under our stock option plans, with a weighted average exercise price of $3.30 per share, of which 296,866 shares were issued pursuant to options that have been exercised since September 30, 2001;

•	1,033,244 shares reserved for future grants under our stock option plans at September 30, 2001; and

•	up to 37,500 shares issuable in connection with an acquisition completed in fiscal 2000.

      For a discussion of our stock plans, see Notes 6 and 8 to our consolidated financial statements.

      Please read the capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

DILUTION

      Our pro forma net tangible book value as of September 30, 2001 was $14,726,000, or $0.83 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of outstanding shares of common stock. Pro forma outstanding shares of common stock as of September 30, 2001 assumes the exercise of a warrant to purchase 32,000 shares of our Series E preferred stock and the automatic conversion of our preferred stock outstanding into 11,105,517 shares of our common stock.

      Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of 5,000,000 shares at an assumed initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value at September 30, 2001 would have been $59,626,000, or $2.62 per share. This represents an immediate increase in net tangible book value of $1.79 per share to existing stockholders and an immediate dilution in net tangible book value of $7.38 per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00

Pro forma net tangible book value per share as of September 30, 2001	$0.83

Increase per share attributable to new investors	1.79

Adjusted pro forma net tangible book value per share after the offering		2.62

Dilution per share to new investors		$7.38

      The following table summarizes on a pro forma basis as of September 30, 2001, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders (including consideration received in connection with acquisitions) and by the new investors at an assumed initial public offering price of $10.00 per share before deducting the estimated underwriting discounts and commissions and estimated expenses of this offering.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	17,782,052	78.1%	$21,657,000	30.2%	$1.22

New investors	5,000,000	21.9%	50,000,000	69.8%	10.00

Total	22,782,052	100.0%	71,657,000	$100.0%

      If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 17,032,052 shares, or 74.8% of the total number of shares of common stock to be outstanding after this offering, and the number of shares held by new investors will increase to 5,750,000 shares, or 25.2% of the total number of shares of common stock to be outstanding after this offering. See “Principal and Selling Stockholders.”

      In the discussion and tables above, we assume no exercise of outstanding options. At September 30, 2001, there were outstanding options to purchase 4,205,995 shares of our common stock at a weighted average exercise price of $3.30 per share, of which 296,866 shares were issued pursuant to options that have been exercised since September 30, 2001. The discussion and tables also exclude any shares available for future grant under our stock option plans. The issuance of common stock in connection with the exercise of these options will result in further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      The consolidated statements of operations data presented below for the fiscal years ended June 30, 1999, 2000, and 2001 and the consolidated balance sheet data as of June 30, 2000 and 2001 has been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, except for the financial statements of Foveon, Inc., an investment accounted for under the equity method, for the year ended July 1, 2000, which was audited by other auditors and which appear elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended June 30, 1997 and 1998 and the consolidated balance sheet data as of June 30, 1997, 1998, and 1999 has been derived from our audited financial statements that are not included in this prospectus. The results for 1998, 1999, and 2000 have been restated. See Note 1 of notes to consolidated financial statements. The consolidated statements of operations data for the three months ended September 30, 2000 and 2001 and the consolidated balance sheet data as of September 30, 2001 have been derived from our unaudited consolidated financial statements that appear elsewhere in this prospectus. These unaudited consolidated financial statements include all adjustments that we consider necessary for a fair presentation of that information. These adjustments are only of a normal and recurring nature. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

						Three Months Ended
	Years Ended June 30,					September 30,

	1997	1998	1999	2000	2001*	2000	2001

	(in thousands, except for share and per share data)

Consolidated Statement of Operations Data:

Net revenue	$29,450	$23,167	$29,842	$43,447	$73,698	$13,988	$23,569

Cost of revenue(1)	18,878	17,734	17,824	25,652	50,811	8,959	14,607

Gross margin	10,572	5,433	12,018	17,795	22,887	5,029	8,962

Operating expenses:

Research and development(1)	4,057	3,874	4,851	8,386	11,590	2,792	3,691

Selling, general, and administrative(1)	3,834	4,142	5,534	7,407	9,106	1,961	2,674

Acquired in-process research and development	—	—	—	855	—	—	—

Amortization of goodwill and other acquired intangible assets	—	—	—	605	784	197	13

Amortization of deferred stock compensation	—	—	—	82	597	154	121

Total operating expenses	7,891	8,016	10,385	17,335	22,077	5,104	6,499

Operating income (loss)	2,681	(2,583)	1,633	460	810	(75)	2,463

Interest income (expense), net	402	397	334	365	180	102	(31)

Income (loss) before income taxes and equity losses	3,083	(2,186)	1,967	825	990	27	2,432

Provision for income taxes	121	—	40	120	180	26	845

Equity in losses of an affiliated company	—	(1,500)	—	(2,712)	—	—	—

Net income (loss)	$2,962	$(3,686)	$1,927	$(2,007)	$810	$1	$1,587

						Three Months Ended
	Years Ended June 30,					September 30,

	1997	1998	1999	2000	2001*	2000		2001

	(in thousands, except for share and per share data)

Net income (loss) per share:

Basic	$0.79	$(0.93)	$0.46	$(0.38)	$0.13	$	**	$0.24

Diluted	$0.19	$(0.93)	$0.12	$(0.38)	$0.04	$	**	$0.08

Shares used in computing net income (loss) per share:

Basic	3,743,936	3,978,703	4,147,159	5,222,738	6,133,866		5,769,262	6,623,353

Diluted	15,516,288	3,978,703	15,897,146	5,222,738	19,879,491		18,654,042	20,362,095

Pro forma net income per share:

Basic					$0.05			$0.09

Diluted					$0.04			$0.08

Shares used in computing pro forma net income per share:

Basic					17,207,403			17,696,870

Diluted					19,879,491			20,362,095

*	Fiscal year ended June 30, 2001 consisted of 53 weeks.

**	Less than $0.01 per share.

(1)	Cost of revenue excludes $23,000, $2,000, and $7,000 of amortization of deferred stock compensation for the year ended June 30, 2001 and the three months ended September 30, 2000 and 2001, respectively. Research and development expense excludes $162,000, $10,000, and $49,000 of amortization of deferred stock compensation for the year ended June 30, 2001 and the three months ended September 30, 2000 and 2001, respectively. Selling, general, and administrative expense excludes $82,000, $412,000, $142,000, and $65,000 of amortization of deferred stock compensation for the years ended June 30, 2000 and 2001 and the three months ended September 30, 2000 and 2001, respectively. These amounts have been aggregated and reflected as “Amortization of deferred stock compensation.”

	June 30,					September 30,

	1997	1998	1999	2000	2001	2001

	(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$12,204	$11,513	$11,711	$6,507	$3,766	$5,475

Working capital	12,744	10,681	13,057	10,695	12,974	14,334

Total assets	17,594	16,564	18,051	20,661	27,157	27,504

Long-term debt, capital leases, and equipment financing obligations, less current portion	449	1,831	1,850	1,700	1,829	1,708

Total stockholders’ equity	13,314	9,729	11,757	11,538	13,754	15,572

      Amounts for the year ended June 30, 2000 include the results of operations of Synaptics (UK) Limited (formerly Absolute Sensors Limited) from the date of acquisition in October 1999.

      We calculated basic net income per common share and basic and diluted net loss per common share by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period, less weighted shares subject to repurchase. Diluted net income per common share also includes the effect of potentially dilutive securities, including stock options, warrants, and convertible preferred stock, when dilutive.

      We calculated pro forma net income per common share, basic and diluted, using the weighted average number of common shares described above and also assumed the conversion of all outstanding shares of preferred stock into common stock as if the shares had converted immediately upon issuance.

      Our fiscal year ends on the last Saturday in June. For ease of presentation in this prospectus, however, all fiscal years have been shown as ending on June 30. Fiscal year 2001 consisted of 53 weeks. Each of the prior years presented consisted of 52 weeks.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      We are the leading worldwide developer and supplier of custom-designed user interface solutions that enable people to interact more easily and intuitively with a wide variety of mobile computing and communications devices. From our inception in 1986 through 1994, we were a development stage company, focused on developing and refining our pattern recognition and capacitive sensing technologies, and generated revenue by providing contract engineering and design services. In 1995, we introduced our proprietary TouchPad and are now the leading supplier of touch pads to the notebook computer market. We estimate our market share to be approximately 61% for touch pads and approximately 40% for all notebook computer interfaces for fiscal 2001. We believe our market share penetration results from the combination of our customer focus and the strength of our intellectual property, which allows us to design products that meet the demanding design specifications of OEMs.

      Although we derive substantially all of our revenue from sales of our interface solutions to contract manufacturers that provide manufacturing services to OEMs, the OEMs typically determine the design and pricing requirements and make the overall decision regarding the use of our interface solutions in their products. Therefore, we consider both the OEMs and their contract manufacturers to be our customers. The term “customer” as used in this prospectus refers to both our OEM and contract manufacturer customers. Our financial statements reflect the revenue we receive from the sale of our products to the contract manufacturers, most of which are located in Taiwan. The contract manufacturers place orders with us for the purchase of our products, take title to the products purchased upon shipment by us, and pay us directly for those purchases. These customers have no return privileges, except for warranty provisions.

      In April 2000, we began shipping our initial dual pointing solutions, which include third-party products, that enable notebook OEMs to offer end users the combination of both a touch pad and a pointing stick. In January 2001, we achieved our first design win incorporating our proprietary pointing stick solution, TouchStyk, into a dual pointing application for use in a notebook computer. A design win means that we and a customer have agreed on the product design specifications, the pricing, and the development and production schedules. With the introduction of our TouchStyk, we now offer OEMs the choice of a touch pad, a pointing stick, or a combination of both of our proprietary interface devices for dual pointing applications. We believe that our proprietary TouchStyk will enable us to penetrate the approximate 29% portion of the notebook market that utilizes the pointing stick as the interface solution and thereby increase our total market share of the overall notebook interface market. In addition, we plan to leverage our industry-leading capacitive sensing technology and introduce our new ClearPad and Spiral technologies into the emerging iAppliance markets.

      We have experienced significant demand for our dual pointing solutions, which results in higher revenue because we are able to sell two interface solutions for each notebook computer. Most of our dual pointing revenue has been derived from product solutions that include a significant percentage of third-party products, which we either resell or license. As a consequence, the gross margin on our dual pointing revenue was initially well below the gross margin we experience from the sale of our proprietary interface solutions. In the second half of fiscal 2001, we began to see the benefits from phasing in cost improvement programs aimed at reducing the cost of our current dual pointing solutions. For fiscal 2001, however, dual pointing revenue had a significant negative impact on our gross margin compared to fiscal 2000. Although our dual pointing solutions containing third-party products will continue to represent a significant portion of our dual pointing revenue for the foreseeable future, we began shipments of our new proprietary dual pointing solutions in the first fiscal quarter of 2002. The combination of the full implementation of our cost-improvement programs for our dual pointing solutions containing third-party products together with our new proprietary dual pointing solutions have improved our gross margin in the first quarter of fiscal 2002 as compared to our gross margin in fiscal 2001.

      We recognize revenue upon shipment of our products and passage of title to our customers. Our revenue increased from $29.5 million in fiscal 1997 to $73.7 million in fiscal 2001, a compound annual growth rate of approximately 26%. During that period, our revenue increased each year, except fiscal 1998 when a major competitor initiated an aggressive pricing strategy, which significantly reduced the average selling price for our products, causing our revenue to decline approximately 21% while our unit shipments increased. That competitor has since exited the touch pad business, and we have established ourselves as a market leader in providing interface solutions to the notebook market. Through fiscal 2000, all of our product revenue was derived from the notebook computer market. We began to generate revenue from the iAppliance markets in fiscal 2001.

      While we have been awarded design wins by several Japanese OEMs of notebook computers, some of which are currently ordering and receiving products from us, our largest customers are the major U.S.-based OEMs that sell notebook computers worldwide. Any downturn in the notebook computer market or a competitive shift from U.S. to Japanese OEMs could have a material adverse effect on our business, financial condition, results of operations, and prospects. We work closely with our customers to design interface solutions to meet their specific requirements and provide both pre-sale custom-design services and post-sale support. During the design phase, we typically do not have any commitment from our customers to pay for our non-recurring engineering costs should any customer decide not to introduce that specific product or choose not to incorporate our interface solution in its products. We believe our focus on customer service and support has allowed us to develop strong customer relationships in the PC market, which we plan to expand in the future, and has provided us with the experience necessary to develop strong customer relationships in the new markets we intend to penetrate.

      Our manufacturing operations are based on a variable cost model in which we outsource all of our production requirements, eliminating the need for significant capital expenditures and allowing us to minimize our investment in inventories. This approach requires us to work closely with our manufacturing subcontractors to ensure adequate production capacity to meet our forecasted volume requirements. We provide our manufacturing subcontractors with six-month rolling forecasts and issue purchase orders based on our anticipated requirements for the next 90 days. We do not have any long-term supply contracts with any of our manufacturing subcontractors. Currently, we primarily use one third-party manufacturer to provide our ASICs, and in certain cases, we also rely on single source or a limited number of suppliers to provide other key components of our products. Our cost of sales includes all costs associated with the production of our products, including materials, manufacturing, and assembly costs paid to third-party manufacturers and related overhead costs associated with our manufacturing operations personnel. Additionally, all warranty costs and any inventory provisions or write-downs are expensed as cost of sales.

      Our gross margin generally reflects the combination of the added value we bring to our customers’ products in meeting their custom design requirements and our ongoing cost-improvement programs. The decline in gross margin in fiscal 1998, primarily reflected the impact of intense price competition initiated by a key competitor, as was discussed above. In fiscal 2001, we experienced significant pressure on our gross margin, resulting from the increasing revenue mix of dual pointing solutions containing third-party products. We have been successful in implementing cost reductions that have significantly improved the gross margins of these dual pointing solutions. These cost-improvement programs include reducing component costs and design and process improvements. In addition, our gross margin has been positively impacted by shipments of our proprietary dual pointing solutions. In the future, we plan to introduce additional new products, which may initially negatively impact our gross margin, as has been the case with our dual pointing solutions.

      Our research and development expenses include expenses related to product development, engineering, materials costs, and the costs incurred to design interface solutions for customers prior to the customers’ commitment to incorporate those solutions into their products. These expenses have generally increased, both as a percentage of revenue and in absolute dollars, reflecting our continuing commitment to the technological and design innovation required to maintain a leadership position in our existing market and to develop new technologies for new markets. The significant increase in research and development expenses in fiscal 2000 was primarily attributable to our October 1999 acquisition of Absolute Sensors Limited, or ASL, a company located in Cambridge, United Kingdom, which has been developing inductive pen-sensing technology applicable to new markets we intend to address. Also related to this acquisition was the write-off in fiscal 2000 of acquired in-process research and development of $855,000 and the amortization of goodwill and other intangible assets of approximately $502,000. The amortization of goodwill and other intangible assets related to this acquisition totaled $753,000 in fiscal 2001. We expect to record significantly lower amortization in future periods as a result of the adoption of FAS 142, under which goodwill is no longer subject to amortization.

      Selling, general, and administrative expenses include expenses related to sales, marketing, and administrative personnel; internal sales and outside sales representatives’ commissions; market research and consulting; and other marketing and sales activities. These expenses have increased in absolute dollars, reflecting increased headcount, commission expense associated with higher revenue levels, and additional management personnel in anticipation of our continued growth in our existing market and penetration into new markets. We utilize both inside sales personnel and outside sales representatives and agents. Some of the growth in our sales personnel resulted from the acquisition of the employees of a former Taiwanese sales agent in June 1999. The amortization of goodwill and other intangible assets related to this acquisition totaled $103,000 and $31,000 in fiscal 2000 and fiscal 2001, respectively.

      In connection with the grant of stock options to our employees, we recorded deferred stock compensation of approximately $2.1 million through fiscal 2001, representing the difference between the deemed fair value of our common stock for financial reporting purposes and the exercise price of these options at the date of grant. Deferred stock compensation is presented as a reduction of stockholders’ equity and is amortized on a straight-line basis over the vesting period. Options granted are typically subject to a four-year vesting period. Restricted stock acquired through the exercise of unvested stock options is subject to our right to repurchase the unvested stock at the price paid, which right to repurchase lapses over the vesting period. We have also recorded $303,000 of deferred compensation related to options granted to consultants through fiscal 2001. (See Note 6 of notes to consolidated financial statements.) We are amortizing the deferred stock compensation over the vesting periods of the applicable options and the repurchase periods for the restricted stock. We recorded amortization of deferred stock compensation of approximately $82,000 and $597,000 in fiscal 2000 and 2001, respectively, and approximately $121,000 for the three months ended September 30, 2001. We will incur substantial expense in future periods as a result of the amortization of the remaining $1.5 million of deferred stock compensation relating to previously granted stock options.

      In August 1997, we entered into an agreement with National Semiconductor in connection with a new development-stage company, Foveon, which focuses on developing digital imaging technology and products. Under the agreement, National Semiconductor invested cash and we contributed certain non-core technology and $1.5 million of cash, financed with a limited-recourse loan to us from National Semiconductor, in exchange for a minority interest in Foveon in the form of voting convertible preferred stock. During the fiscal year ended June 30, 2000, we advanced Foveon approximately $2.7 million in the form of convertible promissory notes to help fund its on-going operating losses. Our investment in Foveon is accounted for under the equity method under which we record our share of losses incurred by Foveon on the basis of our proportionate ownership of equity and debt securities issued by that company. As we do not have any contractual obligation to provide additional funding to Foveon, for accounting purposes our share of losses is limited to the maximum amount of our total investment in that company. During fiscal 1998, we recorded equity losses of $1.5 million as our share of Foveon’s loss (limited to our investment), which reduced our carrying value of our investment in Foveon to zero. During fiscal 2000, we recorded additional equity losses of $2.7 million and accordingly had no carrying value associated with our investment in Foveon as of June 30, 2000 or 2001.

      Utilization of tax loss carryforwards and tax credit carryforwards have either eliminated or minimized our provision for income taxes over the last five years. As of June 30, 2001, we had federal research and development tax credit carryforwards of approximately $700,000. The federal credit carryforwards will expire at various dates beginning in 2012 through 2021, if not utilized.

      From inception to date, operations have been funded through a combination of private equity financings and stock option exercises totaling $21.5 million and cash generated from operations. The last private equity financing occurred in November 1995 and totaled $4.7 million. Cash and cash equivalents as of September 30, 2001 were $5.5 million.

Results of Operations

      The following table presents our historical operating results for the periods indicated as a percentage of revenue.

				Three Months
				Ended
	Years Ended June 30,			September 30,

	1999	2000	2001	2000	2001

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue	59.7%	59.0%	68.9%	64.0%	62.0%

Gross margin	40.3%	41.0%	31.1%	36.0%	38.0%

Operating expenses:

Research and development	16.3%	19.3%	15.7%	20.0%	15.7%

Selling, general, and administrative	18.5%	17.0%	12.4%	14.0%	11.3%

Acquired in-process research and development	—	2.0%	—	0.0%	0.0%

Amortization of goodwill and other acquired intangible assets	—	1.4%	1.1%	1.4%	0.1%

Amortization of deferred stock compensation	—	0.2%	0.8%	1.1%	0.5%

Total operating expenses	34.8%	39.9%	30.0%	36.5%	27.6%

Operating income (loss)	5.5%	1.1%	1.1%	(0.5)%	10.4%

Interest income (expense), net	1.1%	0.8%	0.2%	0.7%	(0.1)%

Income before income taxes and equity losses	6.6%	1.9%	1.3%	0.2%	10.3%

Provision for income taxes	0.1%	0.3%	0.2%	0.2%	3.6%

Equity in losses of an affiliated company	—	(6.2)%	—	0.0%	0.0%

Net income (loss)	6.5%	(4.6)%	1.1%	0.0%	6.7%

Three months ended September 30, 2001 compared to three months ended September 30, 2000

      Revenue was $23.6 million for the three months ended September 30, 2001 compared to $14.0 million for the three months ended September 30, 2000, an increase of 68.5%. The increase in revenue was attributable to an increase in unit shipments, higher average selling prices resulting from the inclusion of both a touch pad and a pointing stick in our dual pointing solutions, which began shipping in the June 2000 quarter, and non-recurring engineering services. Revenue from our dual pointing solutions represented approximately 49% of our revenue for the three months ended September 30, 2001 compared to 16% for the three months ended September 30, 2000.

      Gross margin as a percentage of revenue was 38.0% for the three months ended September 30, 2001 compared to 36.0% for the three months ended September 30, 2000. The improvement in gross margin as a percentage of revenue resulted from the implementation of cost-improvement programs, which reduced the cost of our dual pointing solutions through the combination of design and process improvements, lower outside assembly costs, generally lower costs for materials and electronic components, and non-recurring engineering revenue.

      Research and development expenses increased 32% to $3.7 million, or 15.7% of revenue, for the three months ended September 30, 2001 from $2.8 million, or 20.0% of revenue, for the three months ended September 30, 2000. The major contributor to the increase in spending was higher compensation costs associated with increased staffing levels. Higher product development related expenses, including outside services and materials costs, also contributed to this increase.

      Selling, general, and administrative expenses increased to $2.7 million, or 11.3% of revenue, for the three months ended September 30, 2001 from $2.0 million, or 14.0% of revenue, for the three months ended September 30, 2000. The $713,000 increase reflected higher sales commissions and increased staffing and expenses related to our higher revenue and operating levels.

      The three months ended September 30, 2000 reflect a $197,000 charge for the amortization of goodwill and other acquired intangible assets related to the acquisition of ASL. In connection with the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” on July 1, 2001, amortization of goodwill was terminated, which resulted in significantly lower amortization charges in the three months ended September 30, 2001 compared to the three months ended September 30, 2000. Amortization of other intangible assets continued in accordance with the previously determined useful economic lives.

      The three months ended September 30, 2001 includes amortization expense for deferred stock compensation of $121,000 compared to $154,000 for the three months ended September 30, 2000. We expect to record amortization expense of $361,000 in the remaining nine months of fiscal 2002, $475,000 in fiscal 2003, and the balance of $692,000 in future years.

      We generated operating income of $2.5 million for the three months ended September 30, 2001 compared to an operating loss of $75,000 for the three months ended September 30, 2000. The major contributors to the improvement in operating income included the increased revenue levels, the higher gross margin percentage resulting from the implementation of our cost improvement programs for our dual pointing solutions, lower assembly costs, lower materials and electronic components costs, non-recurring engineering revenue, and lower amortization expense for acquired intangible assets. These factors were partially offset by higher compensation costs resulting from our increased staffing levels, higher research and development project costs, and higher commissions associated with the increased revenue level.

      The provision for income taxes for the three months ended September 30, 2001 was $845,000 compared to $26,000 for the three months ended September 30, 2000, reflecting the higher pre-tax profit levels. The income tax provisions represent both the estimated federal and state taxes and the foreign taxes associated with our operations in the United Kingdom and Taiwan. The effective tax rate for the first three months of fiscal 2002 was 35%, reflecting the benefits of a research and development tax credit, partially offset by nondeductible deferred compensation.

Fiscal year ended June 30, 2001 compared to fiscal year ended June 30, 2000

      Revenue was $73.7 million for the year ended June 30, 2001 compared to $43.4 million for the year ended June 30, 2000, an increase of 69.6%. The increase in revenue was attributable to an increase in unit volume shipments, an increase in market share, and higher average selling prices resulting from the inclusion of both a touch pad and pointing stick in our dual pointing solutions, which we began shipping in production volumes in the June 2000 quarter. Revenue from our dual pointing solutions represented approximately 41% of our revenue for the year ended June 30, 2001.

      Gross margin as a percentage of revenue was 31.1% for the year ended June 30, 2001 compared to 41.0% for the year ended June 30, 2000. The decline in gross margin as a percentage of revenue resulted from sales of our dual pointing solutions, which during the year had significantly lower margins than our touch pad products as a result of the high content of third-party products, and higher costs for materials and components, which resulted from general market supply-demand imbalances during the year.

      Research and development expenses increased to $11.6 million, or 15.7% of revenue, for the year ended June 30, 2001 from $8.4 million, or 19.3% of revenue, for the year ended June 30, 2000. Major contributors to the increase in spending included the ongoing development of the inductive pen-sensing technology acquired in connection with the acquisition of ASL in October 1999, additional staffing, product development, and related materials expense in our San Jose research and development organization.

      Selling, general, and administrative expenses increased to $9.1 million, or 12.4% of revenue, for the year ended June 30, 2001 from $7.4 million, or 17.0% of revenue, for the year ended June 30, 2000. The $1.7 million increase in selling, general, and administrative expenses reflects non-cash stock compensation charges, increased staffing, and expenses related to our higher revenue and operating levels.

      The year ended June 30, 2000 included an $855,000 charge for the write-off of in-process research and development associated with our October 1999 acquisition of ASL. In connection with the ASL acquisition, we acquired ASL’s primary technology, called Spiral. See “Purchased In-Process Research and Development.”

      The amortization of goodwill and other acquired intangible assets related to the acquisition of ASL resulted in total amortization expense of $753,000 in the fiscal year ended June 30, 2001 compared to $502,000 for eight months included in the fiscal year ended June 30, 2000. In July 2001, the Financial Accounting Standards Board issued two new accounting standards that change the accounting for business combinations and goodwill and other intangible assets acquired in a business combination. We are required to adopt the new standards on July 1, 2001 after which date goodwill and certain other acquired intangible assets will not be amortized. However, we will be required to perform an impairment review on at least an annual basis to determine whether any charge should be booked to reduce the carrying value of goodwill and other acquired intangible assets to their respective recoverable values. See “Recent Accounting Pronouncements.”

      The year ended June 30, 2001 included amortization of deferred stock compensation of $597,000. In connection with deferred compensation recorded for stock option grants through fiscal 2001, we expect to record amortization of $482,000 in fiscal 2002, $475,000 in fiscal 2003, and the balance of $692,000 in future years.

      We generated operating income of $810,000 for the year ended June 30, 2001 compared to $460,000 for the year ended June 30, 2000. The increase in operating income primarily reflects the $5.1 million of additional gross margin resulting from the significant increase in revenue. This increase was partially offset by the lower gross margin percentage attributable to the high percentage of lower margin dual pointing products included in the revenue mix, incremental operating expenses associated with a larger operation, and higher materials and components costs resulting from general market supply-demand imbalances.

      The provision for income taxes was $180,000 for the year ended June 30, 2001 compared to $120,000 for the year ended June 30, 2000. The income tax provision for both years represents the federal and state taxes and the foreign taxes associated with our operations in the United Kingdom and Taiwan. The effective tax rate was 18% for fiscal 2001 compared to 15% for fiscal 2000. The effective rate for both years is lower than the statutory rate of 35%, primarily due to the benefits of utilizing net operating loss carryforwards partially offset by nondeductible deferred compensation and goodwill amortization. Additionally, research and development tax credits were used to reduce the tax provision in fiscal 2001. The effective tax rate for fiscal 2001 is higher than the effective tax rate for fiscal 2000 because the net operating loss carryforwards were fully utilized during fiscal 2001.

Fiscal year ended June 30, 2000 compared to fiscal year ended June 30, 1999

      Revenue was $43.4 million for the year ended June 30, 2000 compared to $29.8 million for the year ended June 30, 1999, an increase of 45.6%. This increase reflects an increase in unit volume shipments of

TouchPads, which was partially offset by a reduction in overall average selling prices. The reduction in overall average selling prices resulted from the combination of lower shipments of a specific higher-priced touch pad that was discontinued by its OEM during fiscal 2000 and general competitive pricing pressures.

      Gross margin as a percentage of revenue was 41.0% for the year ended June 30, 2000 compared to 40.3% for the year ended June 30, 1999. The increase reflects the successful execution of cost improvement programs, partially offset by a decrease in average selling prices. The most significant cost reduction resulted from transitioning to our next-generation ASIC, which is used in all of our interface solutions.

      Research and development expenses increased to $8.4 million, or 19.3% of revenue, for the year ended June 30, 2000 from $4.9 million, or 16.3% of revenue, for the year ended June 30, 1999. The primary contributor to both the increase in absolute spending and the increase as a percentage of revenue was the on-going development of the pen-sensing technology associated with the acquisition of ASL in October 1999. Other factors that contributed to this increase included additional staffing, product development, and related materials expense in our San Jose research and development organization.

      Selling, general, and administrative expenses increased to $7.4 million, or 17.0% of revenue, for the year ended June 30, 2000 from $5.5 million, or 18.5% of revenue, for the year ended June 30, 1999. The $1.9 million increase in selling, general, and administrative expenses reflects higher sales commissions associated with higher revenue levels and additional sales and management personnel.

      The fiscal year ended June 30, 2000 includes an $855,000 charge for the write-off of in-process research and development associated with our October 1999 acquisition of ASL. (See Note 3 of notes to consolidated financial statements.) In addition, the amortization of goodwill and other acquired intangibles related to the ASL transaction resulted in total amortization expense of $502,000 for the remaining eight months of fiscal 2000.

      We generated operating income of $460,000 for the year ended June 30, 2000 compared to $1.6 million for the year ended June 30, 1999. The reduction in operating income primarily reflects the write-off of in-process research and development, amortization of goodwill and other acquired intangible assets, higher research and development expenses, and higher sales commissions associated with higher revenue levels. These expenses were partially offset by higher gross margins.

      The provision for income taxes for the year ended June 30, 2000 was $120,000, which represents U.S. alternative minimum taxes and the foreign taxes associated with our operations in the United Kingdom and Taiwan. The effective tax rate for fiscal 2000 is 15%, which is lower than the statutory rate of 35% primarily due to the benefits of utilizing net operating loss carryforwards partially offset by nondeductible goodwill amortization. For the fiscal year ended June 30, 1999, the income tax provision was $40,000, which consisted primarily of U.S. alternative minimum taxes.

      During fiscal 2000, we recorded equity losses of $2,712,000, representing our share of losses incurred by Foveon. The total amount of the equity losses recognized were determined on the basis of our ownership interest in Foveon’s convertible preferred shares and our proportionate share of new funds provided to Foveon in exchange for convertible promissory notes and have been limited to the maximum of our total investment. Accordingly, the carrying value of our investment in Foveon has been reduced to zero at the end of fiscal 2000.

Purchased In-Process Research and Development

      Purchased in-process research and development, or IPRD, of $855,000 in fiscal 2000 represents the write-off of in-process inductive position sensing technology associated with our acquisition of ASL.

      We used available information to calculate the amounts allocated to IPRD. In calculating IPRD, we used established valuation techniques accepted in the high-technology industry. These calculations gave consideration to relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by us and our competitors, individual product sales cycles, and the estimated lives of each of the products’ underlying technology. The value of the IPRD reflects the relative value and contribution of the acquired research and development. We used a discount rate of 30% to compute the net present value of the future cash flows for the purpose of determining the value attributed to IPRD. We also gave consideration to the IPRD’s stage of completion, which was estimated to be approximately 75% complete at the time of the acquisition, the complexity of the work completed to date, the difficulty completing the remaining development, costs already incurred, and the projected cost to complete the project in determining the value assigned to IPRD. At the time of the acquisition, the Spiral technology had not reached technological feasibility and the IPRD did not have alternative future uses. At the time of acquisition of ASL, the estimated cost to complete the project was estimated to be $6.0 million.

      The value assigned to developed technologies related to the acquisition was based upon discounted cash flows related to the future products’ projected income streams. Elements of the projected income stream included revenue, cost of sales, selling, general, and administrative expenses, and research and development expenses. The discount rates used in the present value calculations were generally derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that were known at the date of the acquisition.

      The overall valuation methodology assumed a core technology leverage factor of 15%, a projection of three-year revenue stream beginning fiscal 2001, and a discount factor of 30% to determine the present value of future cash flows.

      Given the uncertainties of the commercialization process, no assurance can be given that deviations from our estimates will not occur. At the time of the ASL acquisition, we believed there was a reasonable chance of realizing the economic return expected from the acquired in-process technology. Although we have experienced delays in completing the development of IPRD, our assumptions to compute the value of IPRD have generally been reasonable and consistent with our actual results. There can be no assurance, however, that any project will achieve commercial success because of the risk associated with the realization of benefits related to commercialization of an in-process project due to rapidly changing customer needs, the complexity of the technology, and growing competitive pressures. Failure to successfully commercialize an in-process project would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of our intangible assets acquired may become impaired.

      We expect to continue the development of the Spiral technology and derivative commercial products and believe that there is a reasonable chance of successfully completing these development efforts. There is, however, risk associated with the completion of the in-process projects, and there can be no assurance that any project will achieve either technological or commercial success.

Quarterly Results of Operations

      The following table sets forth our unaudited quarterly results of operations for the nine quarters in the period ended September 30, 2001. You should read the following table in conjunction with the financial statements and related notes contained elsewhere in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	1999	1999	2000	2000	2000	2000

	(unaudited)
	(in thousands)

Net revenue	$9,330	$12,411	$10,123	$11,583	$13,988	$18,441

Cost of revenue(1)	5,368	7,285	6,024	6,975	8,959	13,178

Gross margin	3,962	5,126	4,099	4,608	5,029	5,263

Operating expenses:

Research and development(1)	1,376	1,819	2,387	2,804	2,792	2,848

Selling, general, and administrative(1)	1,728	2,017	1,735	1,927	1,961	2,276

Acquired in-process research and development	—	855	—	—	—	—

Amortization of goodwill and other acquired intangible assets	26	151	214	214	197	195

Amortization of deferred stock compensation	—	—	—	82	154	158

Total operating expenses	3,130	4,842	4,336	5,027	5,104	5,477

Operating income (loss)	832	284	(237)	(419)	(75)	(214)

Interest and other income (expense), net	89	105	112	59	102	35

Income (loss) before income taxes and equity losses	921	389	(125)	(360)	27	(179)

Provision (benefit) for income taxes	51	89	42	(62)	26	5

Equity in losses of an affiliated company	—	(720)	(1,067)	(925)	—	—

Net income (loss)	$870	$(420)	$(1,234)	$(1,223)	$1	$(184)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three Months Ended

	March 31,	June 30,	September 30,
	2001	2001	2001

	(unaudited)
	(in thousands)

Net revenue	$19,638	$21,631	$23,569

Cost of revenue(1)	13,922	14,752	14,607

Gross margin	5,716	6,879	8,962

Operating expenses:

Research and development(1)	2,665	3,285	3,691

Selling, general, and administrative(1)	2,334	2,535	2,674

Acquired in-process research and development	—	—	—

Amortization of goodwill and other acquired intangible assets	188	204	13

Amortization of deferred stock compensation	166	119	121

Total operating expenses	5,353	6,143	6,499

Operating income (loss)	363	736	2,463

Interest and other income (expense), net	35	8	(31)

Income (loss) before income taxes and equity losses	398	744	2,432

Provision (benefit) for income taxes	5	144	845

Equity in losses of an affiliated company	—	—	—

Net income (loss)	$393	$600	$1,587

(1)	Excludes the amortization of deferred stock compensation as follows (unaudited) (in thousands):

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	1999	1999	2000	2000	2000	2000

Cost of revenue	$—	$—	$—	$—	$2	$3

Research and development	—	—	—	—	10	50

Selling, general, and administrative	—	—	—	82	142	105

	$—	$—	$—	$82	$154	$158

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three Months Ended

	March 31,	June 30,	September 30,
	2001	2001	2001

Cost of revenue	$11	$7	$7

Research and development	55	47	49

Selling, general, and administrative	100	65	65

	$166	$119	$121

      Revenue has increased in each of the last nine quarters, except for the quarter ended March 31, 2000. Revenue in our March quarters traditionally has been lower than in our December quarters, reflecting the seasonality of consumer spending in the second half of the year, resulting in part from back to school and holiday purchases. The quarter ended March 31, 2001 did not reflect our normal trend as a result of the higher average selling prices associated with revenue from our dual pointing solutions. In addition to this normal seasonality, we believe that revenue in the December 1999 quarter was higher as a result of customers building inventories in expectation of potential supply-chain problems associated with the widely publicized year 2000 computer issue. Beginning in April 2000, revenue growth also increased as a result of shipments of our dual pointing solutions, which have higher average selling prices because of the inclusion of two interface solutions rather than one. In the September 2000 quarter, we began shipping interface solutions for the iAppliance markets, which solutions represented approximately 2.5% of our total revenue for the year ended June 30, 2001. The initial applications included touch sensing interfaces for Internet appliances, which allow for Internet access and sending and receiving e-mail, and set-top-boxes used for

Internet access and home entertainment, which utilize the end user’s television as the monitor. Lower than expected adoption rates for certain of these devices have lowered our shipments in these areas.

      Gross margin as a percentage of revenue declined over the six quarters ended December 31, 2000, as we continued to grow market share. This reflects the combination of generally lower prices, higher materials and components costs resulting from general market supply-demand imbalances, increasing production costs, and the introduction of our initial lower-margin dual pointing solutions, partially offset by our incremental cost-improvement programs. The significant decline in gross margin percentage in the December 2000 quarter was primarily a result of a much higher percentage of our sales being lower- margin dual pointing solutions. The increase in gross margin percentage in the last three quarters reflects the impact of our cost-improvement programs, particularly those related to our dual pointing solutions, a general price increase we announced in the December 2000 quarter, lower production costs, and lower materials and components costs resulting from an easing of the supply-demand pressures we experienced in the second half of calendar 2000. We began shipping our proprietary dual pointing solution in the September 2001 quarter, which also has a positive impact on gross margins. We are currently developing our next generation ASIC and planning additional cost improvement programs that we expect will reduce our overall product costs once fully developed, qualified by our OEM customers, and implemented in our manufacturing process, which we expect to begin phasing in during 2002.

      Operating expenses, exclusive of the non-recurring charge for in-process research and development in the December 1999 quarter, amortization of goodwill and other acquired intangible assets, and deferred stock compensation, have generally increased over the nine quarters ended September 30, 2001, primarily reflecting the combination of the following four factors: (1) increased staffing in all departments to support our overall business growth; (2) increased spending on research and development to continue to improve our existing technologies and develop new technologies for new product applications, including ClearPad and Spiral; (3) increased selling costs related to the higher revenue levels; and (4) increased management and infrastructure spending to support our planned growth and penetration into new markets.

Liquidity and Capital Resources

      Since our inception, we have financed our operations through cash flows from operations, private sales of securities, and to a lesser extent, capital equipment financing.

      During the three months ended September 30, 2001, net cash generated from operating activities was $2.0 million, primarily reflecting our net income of $1.6 million plus non-cash adjustments for depreciation and amortization of acquired intangible assets and deferred stock compensation. Working capital for the September 2001 quarter was unchanged from the June 2001 quarter. We expect that accounts receivable and inventory will continue to increase if our revenue continues to grow and that we will continue to increase our investment in capital assets to expand our business.

      During fiscal 2001, net cash used in operating activities totaled $2.3 million, primarily reflecting increased working capital, excluding cash and capital lease and equipment financing obligations, of $5.2 million related to our higher operating levels, partially offset by non-cash adjustments for depreciation, amortization, and stock compensation of $2.5 million. During fiscal 2000, we used $40,000 in cash from operating activities compared to generating $301,000 in fiscal 1999. In fiscal 2000, net cash used in operations of $40,000 reflects our net loss of $2.0 million, offset by the combination of the following items: (1) adjustments for non-cash charges, including our proportionate share of equity losses in an affiliated company, Foveon, which totaled $2.7 million, a write-off of $855,000 of in-process research and development, $1.2 million of amortization and depreciation, and $137,000 of stock based compensation; and (2) increases in accounts receivable, inventories, and accounts payable of $3.7 million, $1.5 million, and $2.5 million, respectively, relating to our increased business activities. In fiscal 1999, net cash generated from operations of $301,000 reflects our net income of $1.9 million, adjusted for non-cash depreciation and amortization of $535,000, partially offset by increased working capital, excluding cash and capital lease and equipment financing obligations, of $2.3 million, primarily reflecting increases in accounts receivable of $1.9 million and reductions in accounts payable of $802,000 and inventory of approximately $297,000.

      Investing activities typically relate to purchases of capital assets, which totaled $277,000 for the three months ended September 30, 2001, $982,000 for fiscal 2001, $1.1 million for fiscal 2000, and $315,000 for fiscal 1999. In addition, we advanced $2.7 million in fiscal 2000 in the form of convertible promissory notes to Foveon, an affiliated company, and invested $1.5 million in cash in the October 1999 acquisition of ASL, which together with the capital asset purchases referred to above resulted in total cash used in investing activities of $5.3 million in fiscal 2000. We also issued 652,025 shares of our common stock in connection with the acquisition of ASL. In connection with the acquisition of the sales representative workforce of our former outside sales agent in Taiwan, we issued 37,500 shares of our common stock and are obligated to issued an additional 37,500 shares if certain covenants are fulfilled.

      Financing activities over the prior three years have generally been related to the proceeds obtained from the financing of capital assets, offset by the related repayments under those transactions, plus the proceeds from the exercise of vested stock options. Net cash provided by financing activities for fiscal 2001 was $536,000, reflecting net usage of cash from equipment financing of $71,000 offset by proceeds from stock option exercises totaling $607,000. Net cash provided by financing activities was approximately $99,000 for fiscal 2000 and $212,000 for fiscal 1999.

      Our principal sources of liquidity as of September 30, 2001 consisted of $5.5 million in cash and cash equivalents, a $4.2 million working capital line of credit with Silicon Valley Bank, and a master equipment financing agreement, dated November 28, 2000, with KeyCorp Leasing, which has $251,000 available for additional capital asset financing. The Silicon Valley Bank revolving line of credit expires on August 29, 2002, has an interest rate equal to 50 basis points above the bank’s prime rate, and provides for a security interest in substantially all of our assets. We have not borrowed any amounts under the line of credit to date. The KeyCorp financing agreement is based on a 36-month term from the date KeyCorp funds capital asset purchases and an interest rate equal to approximately 250 basis points over the U.S. Treasury 18-month index at the time of funding, which is then fixed for the 36-month term. Capital assets currently financed under the KeyCorp master financing agreement total $499,000 and borrowings have an annual interest rate of 8.25%. The long-term note payable to National Semiconductor represents limited-recourse debt that is secured solely by a portion of our preferred stockholdings in Foveon, in which National Semiconductor is also an investor. We do not anticipate making any payments under the limited-recourse loan with National Semiconductor, either prior to or at maturity, unless Foveon is participating in a liquidity event, such as an initial public offering of its equity securities or a merger, through which we would be able to receive amounts in excess of the carrying amount of our $1.5 million investment.

      We believe our existing cash balances, the working capital line of credit with Silicon Valley Bank, the available funds remaining under the KeyCorp master equipment lease agreement, and the net proceeds of this offering will be sufficient to meet our cash requirements at least through the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our product solutions. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all. As of the date of this prospectus, our sources of liquidity beyond 12 months will be our then current cash balances, funds from operations, and any long-term credit facilities that we arrange. We have no other agreements or arrangements with third parties to provide us with sources of liquidity and capital resources beyond the next 12 months.

Disclosure of Market Risks

Interest rate risk

      Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and is mainly comprised of government-backed securities and investment-grade instruments, we would not expect our operating results or cash flows to be significantly affected by changes in market interest rates. We do not use our investment portfolio for trading or other speculative purposes.

      The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations as of June 30, 2001 (in thousands):

								Fair
	2002	2003	2004	2005	2006	Thereafter	Total	Value

Assets
Cash equivalents

Fixed rate amounts	$180	$—	$—	$—	$—	$—	$180	$180

Average rate	4.6%	—	—	—	—	—	4.6%

Variable rate amounts	$3,404	$—	$—	$—	$—	$—	$3,404	$3,404

Average rate	7.3%	—	—	—	—	—	7.3%

Liabilities
Capital leases and equipment financing obligations

Fixed rate amounts	$547	$253	$75	$—	$—	$—	$875	$875

Average rate	8.32%	8.32%	8.32%	—	—	—	8.32%
Note payable to related party

Fixed rate amounts	$—	$—	$—	$—	$—	$1,500	$1,500	$1,500

Average rate	—	—	—	—	—	6.0%	6.0%

      There have been no significant changes in the maturity dates and average interest rates for our investment portfolio and debt obligations subsequent to June 30, 2001.

Foreign currency exchange risk

      All of our sales and our expenses, except those expenses related to our U.K. and Taiwan operations, are denominated in U.S. dollars. As a result, we have relatively little exposure to foreign currency exchange risks and foreign exchange losses have been minimal to date. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel that our foreign exchange exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

Recent Accounting Pronouncements

      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Impairment of Long-Lived Assets. FAS 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. FAS 144 retains the requirements of FAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. FAS 144 specifically removes goodwill from the scope of FAS 121 and is applicable to financial statements issued for fiscal years beginning after December 15, 2001, which in our case is our fiscal year ending June 30, 2003. The adoption of FAS 144 is not expected to have any material adverse impact on our financial position or results of operations.

BUSINESS

Overview

      We are the leading worldwide developer and supplier of custom-designed user interface solutions for notebook computers. In our fiscal year ended June 30, 2001, we supplied approximately 61% of the touch pads used in notebook computers throughout the world. Our new pointing stick is designed to address the portion of the notebook market that uses the pointing stick as an interface solution. We estimate that in fiscal 2001 approximately 55% of all notebook computers sold used solely a touch pad interface, 29% used solely a pointing stick interface, 10% used a dual pointing interface, which consists of both a touch pad and a pointing stick, and 6% used some other type of interface. Our new pointing stick can be used with our touch pad to take advantage of the growing trend toward dual pointing interface solutions. Our OEM customers include Acer, Apple, Compaq, Dell, Hewlett-Packard, and Samsung, as well as Fujitsu/Siemens, IBM, NEC, Sony, and Toshiba.

      We believe our extensive intellectual property portfolio, our experience in providing interface solutions to major OEMs, and our proven track record of growth in our expanding core notebook computer interface business position us to be a key technological enabler for multiple applications in many fast-growing markets. Based on these strengths, we are addressing the opportunities created by the growth of a new class of mobile computing and communications devices, which we call iAppliances. These iAppliances include PDAs and smart phones, as well as a variety of mobile, handheld, wireless, and Internet devices. We believe our existing technologies, our new product solutions, and our emphasis on ease of use, small size, low power consumption, advanced functionality, durability, and reliability will enable us to penetrate the markets for iAppliances.

Industry Overview

The Notebook Computer Market

      Trends toward mobile computing and communications, supported by technological advances in computer processing power, continued development of the Internet and network infrastructure, and improved remote connectivity, are driving significant growth of the notebook computer market. Notebook computers provide the functionality of a desktop PC, and their small form factor enables portable computing with remote access and connectivity to the Internet and other networks. Notebook computers can be used in conjunction with a full-size monitor, keyboard, and docking station to provide an experience comparable to a desktop PC. For these reasons, the corporate market continues to replace desktop PCs with notebook computers, enabling workers to be more productive away from the office. At the same time, the availability of notebook computers with increased processing power, longer battery life, larger displays, and thinner and lighter designs is prompting companies to upgrade their notebook computers to higher performance models. These trends are the primary drivers for the growth of notebook computer sales in the corporate market.

      In the consumer market, notebook computers also are replacing desktop PCs as small-office, home-office, and other individual users demand the flexibility and benefits of mobile computing and connectivity. Other factors promoting this replacement trend include the smaller cost differential between notebook computers and desktop PCs and a shorter lag time for technology migration from desktop PCs to notebook computers. In addition, the continued development of wired dormitories, classrooms with Internet connections, and wireless local area networks in schools and universities are driving significant growth of notebook computer sales in the education market.

      Another factor contributing to higher relative growth of notebook computers versus desktop PCs is the difference in product life cycles. Desktop PCs generally have product lifecycles of approximately three years, while product lifecycles are shorter for notebook computers, owing to technological advances, harsh usage patterns that often test durability and reliability, theft, and loss. As a result, individuals and corporations generally replace and upgrade notebook computers more frequently than desktop PCs.

      As a result of these factors, notebook computers are experiencing rapid growth in both the corporate and consumer markets, resulting in market share gains at the expense of desktop PCs. According to IDC, worldwide shipments of notebook computers increased 31.0% for calendar year 2000 compared to 12.5% for desktop PCs during the same period. According to IDC estimates, worldwide shipments of notebook computers will increase 4.3% for calendar year 2001 compared to a decrease of 9.1% for desktop PCs during the same period. IDC forecasts that the market for notebook computers will grow from an estimated 27.3 million units in 2001 to 43.0 million units in 2005, a compound annual growth rate of 12.1%. This compound annual growth rate of notebook computers exceeds that of desktop PCs, which are estimated to grow at 8.1% annually during the same period.

The Emerging iAppliance Markets

      Individuals increasingly desire the ability to access information, such as e-mail, corporate intranets, the Internet, calendars, and databases, when they are away from their homes or offices. This demand for universal access to information is being driven by the desire for increased productivity and convenience. These factors are prompting the development of a new generation of intelligent and connected devices that are intended to be easy to use, enhance productivity, and provide convenience at low cost. Technological advances, the convergence of mobile computing and communications, and the growth of the Internet have collectively served as a catalyst for the development of these devices, which we refer to as iAppliances. iAppliances exist in many form factors and have broad applications, including personal information management, consumer entertainment, home networking and automation, automotive controls and displays, and other Internet access terminals located away from the home or office. Examples of iAppliances include PDAs, mobile handheld computing devices, smart phones, consumer Web terminals, e-mail terminals, Internet gaming devices, and Internet screenphones. iAppliances allow users to more easily and intuitively access, manage, and store information anytime and anywhere. iAppliances are generally smaller, lighter weight, easier to use, and in the case of mobile iAppliances, consume less battery power than PCs. These benefits are driving significant growth of the iAppliance markets.

      Today, the markets for iAppliances are in their infancy and still evolving. iAppliances, however, are expected to achieve widespread consumer acceptance. Industry experts believe that the proliferation of iAppliances that address disparate functions will cause these markets to grow rapidly. Unlike the market for PCs in which users typically operate a single PC, industry experts believe that the markets for iAppliances will be characterized by multiple devices for each person. Furthermore, iAppliances have begun to generate interest from people that do not actively use PCs.

      In addition, a combination of technological advances and infrastructure development, such as the deployment of third-generation broadband wireless services, advances in device miniaturization, and the adoption of wireless protocols, such as Bluetooth and 802.11b, which increases the users’ ability to access information anytime and anyplace, will accelerate the demand for iAppliances. Consequently, the iAppliance markets are anticipated to grow significantly faster than the market for PCs. For example, IDC forecasts that the worldwide market for smart handheld devices will grow from an estimated 15.9 million units in 2001 to 49.5 million units in 2005, a compound annual growth rate of 32.8%.

Interface Solutions

      In the desktop PC market, the keyboard and the mouse have been adopted as universal user interface devices. Notebook computers, however, require highly integrated interfaces that are compact and easy to use. As a result, the traditional PC mouse has largely been replaced by the touch pad and by the pointing stick in notebook computers. A touch pad allows the user to navigate the screen using a finger or stylus on a touch-sensitive pad. A pointing stick allows the user to navigate the screen by using a finger to apply pressure on a small stick device. Each of these interfaces provides a different user experience that appeals to a range of user preferences. We estimate that in fiscal 2001 approximately 55% of all notebook computers sold used solely a touch pad interface, 29% used solely a pointing stick interface, 10% used a dual pointing interface, which consists of both a touch pad and a pointing stick, and 6% used some other type of interface.

      Recently, OEMs have developed and introduced notebook computers that incorporate dual pointing solutions, containing both a touch pad and a pointing stick. Dual pointing solutions provide users with enhanced flexibility and alternative means of interacting with a notebook computer. Dual pointing solutions are gaining popularity with corporate information technology departments because of their ability to satisfy most user preferences with a single notebook computer. In addition, by purchasing notebook computers with dual pointing solutions, corporate information technology departments can consolidate vendor relationships and technical support.

      The vast array of functionality incorporated in iAppliances and their emphasis on universal access to information, including through an Internet or other network connection, has resulted in many different form factors, many of which are too small to accommodate either a keyboard or a mouse. As a result, iAppliances require innovative interface solutions to input, access, and manage information. A variety of interfaces have been developed and incorporated in iAppliances to facilitate user interaction with these devices. For example, many handheld PDAs utilize a touchscreen interface as the primary means to input, manage, and retrieve information, while mobile phones generally utilize a numeric keypad and a push-button option menu, or in some cases, a dial to scroll through option menus. Users are finding through experience that certain interfaces are more suitable for specific functions while severely limiting for other functions. As a result, as OEMs compete for market share and consumer acceptance, the interface solution represents one of the primary means to differentiate iAppliances among competing products. The optimum interface solution must operate intuitively and be easy to use; facilitate portability in terms of size, weight, and power usage; offer advanced features to enhance user experience; and satisfy consumer demand for reliability and durability.

The Synaptics Solution

      We develop, acquire, and enhance interface technologies that improve the way people interact with mobile computing and communications devices. Our innovative and intuitive interfaces accommodate many diverse platforms. Our technologies include an extensive array of ASICs, firmware, software, and pattern recognition and touch sensing technologies.

      Through our technologies, we seek to provide our customers with customized solutions that address their individual design issues and result in high-performance, feature-rich, and reliable interface solutions. Our new TouchStyk addresses the pointing stick and dual pointing portions of the notebook computer market; our new ClearPad addresses the notebook computer and iAppliance markets; and our new Spiral solution addresses the iAppliance markets. We believe our interface solutions offer the following characteristics:

•	Ease of Use. Our interface solutions offer the ease of use and intuitive interaction that users demand.

•	Small Size. The small, thin size of our interface solutions enables our customers to reduce the overall size and weight of their products in order to satisfy consumer demand for portability.

•	Low Power Consumption. The low power consumption of our interface solutions enables our customers to offer products with longer battery life or smaller battery size.

•	Advanced Functionality. Our interface solutions offer many advanced features to enhance user experience.

•	Reliability. The reliability of our interface solutions satisfies consumer demand for dependability, which is a major component of consumer satisfaction.

•	Durability. Our interface solutions withstand repeated use, severe physical treatment, and temperature fluctuations while providing a superior level of performance.

      We believe these characteristics will enable us to maintain our leadership position in the notebook computer market and will enhance our position as a technological enabler of iAppliances and a differentiator for OEMs of these devices.

      Our emphasis on technological leadership and customized-design capabilities positions us to provide unique interface solutions that address specific customer requirements. Our long-term working relationships with large, global OEMs provide us with experience in satisfying their demanding design specifications and other requirements. Our custom product solutions provide OEMs with numerous benefits, including the following:

•	customized, modular integration;

•	reduced product development costs;

•	shorter product time to market;

•	compact and efficient platforms;

•	improved product functionality and utility; and

•	product differentiation.

      We work with our customers to customize our solutions in order to meet their design requirements. This collaborative effort reduces the duplication and overlap of investment and resources, enabling our OEM customers to devote more time and resources to the market development of their products.

      We utilize capacitive and inductive technologies rather than traditional resistive technology in our product solutions. Unlike resistive technology, our capacitive and inductive technologies require no activation force, thereby permitting easy movement across the touch surface, and use no moving parts. Our capacitive technology also can be integrated with both curved and flat surfaces.

      Capacitive and inductive technologies provide additional key benefits over resistive technology. Capacitive and inductive sensors can be fabricated without the air or liquid gap required by resistive technology, reducing undesirable internal reflections and the power requirements for the LCD backlight, thereby extending the battery life of small handheld devices. Capacitive and inductive technologies also allow much thinner sensors than resistive technology, allowing for slimmer, more compact, and unique industrial designs.

Our Strategy

      Our objective is to continue to enhance our position as the world’s leading supplier of interface solutions for the notebook computer market and to become a leading supplier of interface solutions for the emerging high-growth iAppliance markets. Key aspects of our strategy to achieve this objective include the following:

Extend Our Technological Leadership

      We plan to utilize our extensive intellectual property portfolio and technological expertise to provide competitive advantages, extend the functionality of our product solutions, and offer innovative product solutions to our customers across multiple market segments. We intend to continue to utilize our technological expertise to reduce the overall size, weight, cost, and power consumption of our interface solutions while increasing their applications, capabilities, and performance. We plan to expand our research and development efforts through strategic acquisitions and alliances, increased expenses, and the hiring of additional engineering personnel. We believe that these efforts will enable us to meet customer expectations and to achieve our goal of supplying on a timely and cost-effective basis the most advanced, easy-to-use, functional interface solutions integrating touch, handwriting, vision, and voice capabilities.

Enhance Our Leadership Position in the Notebook Computer Market

      We intend to continue to introduce market-leading interface solutions in terms of performance, functionality, size, and ease of use. Our new TouchStyk enables us to address the pointing stick and the expanding dual pointing segments of the notebook interface market. Our new electronic signature, or e-signature, capabilities, pen-computing applications, multi-finger navigation, and scroll strip products are designed to provide additional functionality that results in competitive advantages. Our hyper-thin TouchPad solution allows our customers to produce even thinner notebook computers.

Capitalize on Growth of the iAppliance Markets

      We intend to capitalize on the growth of the iAppliance markets brought about by the convergence of computing and communications. We plan to offer innovative, easy-to-use interface solutions that address the evolving portability, connectivity, and functionality requirements of these new markets. We plan to offer these solutions to existing and potential OEM customers as a means to increase the functionality, reduce the size, lower the cost, and enhance the user experience of our customers’ products. We plan to utilize our existing technologies as well as aggressively pursue new technologies as these markets evolve and demand new solutions.

Emphasize and Expand Customer Relationships

      We plan to emphasize and expand our strong and long-lasting customer relationships and to provide the most advanced interface solutions for our customers’ products. We recognize that our interface solutions enable our customers to deliver a positive user experience and to differentiate their products from those of their competitors. We continually attempt to enhance the competitive position of our customers by providing them with innovative, distinctive, and high-quality interface solutions on a timely and cost-effective basis. To do so, we work continually to improve our productivity, to reduce costs, and to speed the delivery of our interface solutions. We endeavor to streamline the entire design and delivery process by maintaining an ongoing design, engineering, and production improvement effort. We also devote considerable effort to support our customers after the purchase of our interface solutions.

Pursue Strategic Relationships and Acquisitions

      We intend to develop and expand strategic relationships to enhance our ability to offer value-added customer solutions, address new markets, rapidly gain market share, and enhance the technological leadership of our product solutions. Our strategic relationship with Three-Five Systems, a leading supplier of custom designed display modules, provides for the joint development and marketing of touch screen LCD products and the integration of our Spiral and ClearPad product solutions with their LCD display drivers for use in cellular phones, PDAs, and other electronic devices. We established our relationship with AuthenTec, a leading developer of fingerprint sensing technology, to develop fingerprint recognition security capabilities for the notebook computer and iAppliance markets. Our strategic relationship with Zytronic, a developer of large touch screen products, provides for the development of a capacitive touch sensing controller module to be integrated by Zytronic into its products. We intend to enter into additional strategic relationships with other leading companies in our target markets. We also intend to acquire companies in order to expand our technological expertise and to establish or strengthen our presence in selected target markets.

Continue Virtual Manufacturing

      We plan to expand and diversify our production capacity through third-party relationships, thereby strengthening our virtual manufacturing platform. This strategy results in a scalable business model; enables us to concentrate on our core competencies of research and development, technological advances and product design; and reduces our capital expenses. Our virtual manufacturing strategy allows us to maintain a variable cost model, in which we do not incur most of our manufacturing costs until our product solutions have been shipped and billed to our customers.

Products

      We offer customers in the PC and iAppliance markets user interface solutions that provide competitive advantages. Our family of product solutions allows our customers to solve their interface needs and differentiate their products from those of their competitors.

      The following table sets forth certain information relating to our proprietary products.

Product	Description	Status	Applications

TouchPad	Small, touch-sensitive pad that senses the position of a person’s finger on its surface through the measurement of capacitance	Commercially available	Notebooks, iAppliances

TouchStyk	Self-contained, easily integrated module that uses the same capacitive technology as our TouchPad	Commercially available	Notebooks, iAppliances

Dual Pointing Solution	Combined solution of TouchPad and TouchStyk	Commercially available	Notebooks

QuickStroke	Pattern recognition technology that combines our software with our TouchPad	Commercially available	Notebooks, iAppliances

ClearPad	Customizable touch screen solution with a clear thin sensor that can be placed over any viewable surface	Prototype completed and customer samples sent	Notebooks, iAppliances

Spiral	Thin, lightweight, low power, inductive pen-sensing solution	Prototype completed	iAppliances

TouchPad™

      In fiscal 2001, we supplied approximately 61% of the touch pads used in notebook computers throughout the world. Our TouchPad, which takes the place of a mouse, is a small, touch-sensitive pad that senses the position of a person’s finger on its surface through the measurement of capacitance. Our TouchPad provides the most accurate, comfortable, and reliable method to provide screen navigation, cursor movement, and a platform for interactive input and allows customers to provide a stylish, simple, user-friendly, and intuitive terminal for both the consumer and professional markets. Our TouchPads offer various advanced features, including the following:

•	Virtual scrolling. This feature enables the user to scroll through any document by swiping a finger along the side or bottom of the TouchPad.

•	Customizable tap zones. These zones permit separate portions of the TouchPad to be used to simulate mouse clicks, launch applications, and perform other selected functions.

•	Palm Check. Palm Check eliminates false activation when a person’s palm accidentally rests on the TouchPad.

•	Edge Motion. This permits cursor movement to continue when a user’s finger reaches the edge of the TouchPad.

•	Tapping and dropping of icons. This feature allows the user to simply tap on an icon in order to drag it, rather than being forced to hold a button down in order to drag an icon.

•	Multi-finger gestures. This feature allows the user to designate specific actions when more than one finger is used on the TouchPad.

Our TouchPads are available in a variety of sizes and can be designed to meet the specifications of our customers. Customized driver software ensures the availability of specialized features.

      We also can provide e-signature capabilities for our TouchPads utilizing third-party software. This allows users to sign their names directly on the TouchPad itself, providing a reliable and binding e-signature solution without additional hardware costs.

      Utilizing our TouchPad technology, we recently introduced our scroll strip, a touch-sensitive device similar to a TouchPad. Our initial applications will be to mount the scroll strip within keyboards, external mice, and portable communication devices. Users can take advantage of the scroll strip to easily scroll up and down Web pages or word processing documents. Future applications for the scroll strip may include cellular phones and other communications and computing devices.

      A new generation of our TouchPad responds to both finger touch and stylus-pointing devices. This solution adds stylus capabilities to our TouchPad so notebook computers and other devices that use finger touch input can now take advantage of pen-computing applications, such as drawing, signature capture, and handwriting recognition, without sacrificing the accurate, comfortable finger input capability of the TouchPad.

TouchStyk™

      TouchStyk, our pointing stick interface solution, is a self-contained, easily integrated module that uses the same capacitive technology as our TouchPad. TouchStyk is enabled with press-to-select and tap-to-click capabilities and can be easily integrated into multiple computing and communications devices. We have reduced the number of components needed to control the pointing device, allowing the electronics for TouchStyk to be mounted directly on the printed circuit board, or PCB, of the unit. In addition, restricting analog signals to the module greatly reduces exposure to electromagnetic interference, which provides for greater pointing accuracy and prevents the pointer from drifting when not in use.

      Our TouchStyk can operate either with our proprietary algorithms or algorithms licensed from IBM. This allows OEMs to select the algorithms of their choice while still gaining the advantages of our pointing stick solution. Our modular approach allows OEMs to include our TouchPad, our TouchStyk, or a combination of both interfaces in their notebook computers.

      We recently began shipping our TouchStyk in connection with our dual pointing solutions. With respect to the portion of the notebook computer market that uses a pointing stick as the sole interface, we have one design win for our TouchStyk with one OEM customer and are in qualification with two other OEM customers.

Dual Pointing Solution

      Our dual pointing solution offers both a touch pad and a pointing stick in a single notebook computer, enabling users to select their interface of choice. Our dual pointing solution also provides the end user the ability to use both interfaces simultaneously. Our dual pointing solution provides the following advantages:

•	cost-effective and simplified OEM integration;

•	simplified OEM product line since one device contains both solutions;

•	single-source supplier, which eliminates compatibility issues; and

•	end user flexibility since one notebook can address both user preferences.

      We have developed two solutions for use in the dual pointing market. Our first solution integrates all the electronics for controlling a third-party resistive strain gauge pointing stick onto our TouchPad PCB. This solution simplifies OEM integration by eliminating the need to procure the pointing stick electronics from another party and physically integrate them into the notebook. Our second dual pointing solution uses our TouchStyk rather than a third-party pointing stick, and offers the same simplified OEM integration. The second solution is a completely modular design, allowing OEMs to offer TouchPad-only, TouchStyk-only, or dual pointing on a build-to-order basis.

ClearPad™

      ClearPad, our innovative and customizable touch screen solution, consists of a clear thin sensor that can be placed over any viewable surface, including display devices, such as LCDs. ClearPad is controlled by a small electronics module, which can be located remotely from the sensor. Similar to our traditional TouchPad, our ClearPad has various distinct advantages, including light weight; low profile form factor; high reliability, durability, and accuracy; and low power consumption. In addition, ClearPad enables visual information display in conjunction with touch commands.

      The size and shape of both the sensor surface and electronics module can be customized for many applications. ClearPad can be mounted on any curved surface, resulting in new opportunities for industrial design. In applications with extreme space constraints, the electronic module can be integrated into an existing PCB. ClearPad also can emulate physical buttons or slider switches displayed on an active display device or printed on an underlying surface.

      ClearPad is an extension of our capacitive TouchPad technologies. Standard resistive touch screens include an air gap, causing significant internal reflections that degrade the quality of the display. When used as a touch screen, ClearPad eliminates the internal air gap present in resistive touch screens, significantly decreasing internal reflections and their associated impact on display quality. This makes ClearPad an excellent solution for use outdoors and for devices with color displays.

      ClearPad is well suited for widespread application in the iAppliance markets. These applications include the following:

•	PDAs
•	smart phones
•	smart handheld devices
•	Web terminals
•	Internet devices
•	e-mail terminals
•	automotive controls and displays
•	interactive games and toys

      We have used our ClearPad technology to develop a product solution that replaces the touch pad in notebook computers. Our solution consists of a ClearPad mounted over an LCD display. This solution provides all of the features of a standard touch pad while providing information content and significant additional features. We have developed this solution with a USB interface for significant and rapid data transfer and easy integration into notebook computer designs.

Spiral™

      Spiral is a thin, lightweight, low power, inductive pen-sensing solution. The Spiral sensor lies behind an LCD screen, effectively permitting 100% light transmissivity and lower overall power consumption resulting from reduced backlighting requirements. Spiral uses a patented inductive coupling technology that offers the unique feature of proximity sensing to measure the precise position of the tip of the pen to be measured relative to a pen-based device. Spiral also has a high tolerance to user abuse. Spiral combines 100% light transmissivity, high accuracy, high-noise immunity, and a passive stylus into a solution that provides alternatives for richer user interfaces.

      We anticipate that Spiral will be used in new markets that require high-quality pen-based solutions. The applications in the iAppliance markets are expected to be similar to those of ClearPad.

QuickStroke®

      QuickStroke provides a fast, easy, and accurate way to input Chinese characters. Using our recognition technology that combines our patented software with our TouchPad, QuickStroke can recognize handwritten, partially finished Chinese characters, thereby saving considerable time and effort. Our QuickStroke operates with our TouchPad or our stand-alone touch pad and can be integrated into notebook computers, keyboards, and a host of stand-alone devices that use either a pen or a finger.

      Our patented Incremental Recognition Technology™ allows users to simply enter the first few strokes of a Chinese character and QuickStroke accurately interprets the intended character. Since the typical Chinese character consists of an average of 13 strokes, QuickStroke technology saves considerable time and effort. QuickStroke provides a solution to enhance Chinese communication for business and personal use.

Technologies

      We have developed and own an extensive array of ASICs, firmware, software, and pattern recognition and touch sensing technologies. With 58 patents issued and 25 patents pending, we continue to develop technology in those areas. We believe these technologies and the related intellectual property create significant barriers for competitors and allow us to provide interface solutions in a variety of high-growth market segments.

      Our broad line of interface solutions currently is based upon the following key technologies:

•	capacitive position sensing technology;

•	capacitive force sensing technology;

•	transparent capacitive position sensing technology;

•	inductive position sensing technology;

•	pattern recognition technology;

•	mixed signal very large scale integrated circuit, or VLSI, technology; and

•	proprietary microcontroller technology.

      In addition to these technologies, we have the core competency of developing software that provides unique features, such as virtual scrolling, customizable tap zones, Palm Check, Edge Motion, tapping and dragging of icons, and multi-finger gestures. In addition, our ability to integrate all of our products to interface with major operating systems, including Windows 98, Windows 2000, Windows NT, Windows CE, Windows XP, Windows ME, Mac OS, Pocket PC, Palm OS, Symbian, UNIX, and LINUX, provides us with a key competitive advantage.

      Capacitive Position Sensing Technology. This technology provides a method for sensing the presence, position, and contact area of one or more fingers or a conductive stylus on a flat or curved surface, such as our TouchPad. Our technology works with very light touch and provides highly responsive cursor motion and scrolling. It uses no moving parts, can be embedded in a tough plastic coating, and is extremely durable.

      Capacitive Force Sensing Technology. This technology senses the direction and magnitude of a force applied to an object. The object can either move when force is applied, like a typical joystick used for gaming applications, or it can be isometric, with no perceptible motion during use, like our TouchStyk. The primary competition for this technology is resistive strain gauge technology. Resistive strain gauge technology requires electronics that can sense very small changes in resistance, presenting significant challenges to the design of that circuitry, including sensitivity to electrical noise and interference. Our electronic circuitry determines the magnitude and direction of an applied force, permits very accurate sensing of tiny changes in capacitance, and minimizes interference from electrical noise.

      Transparent Capacitive Position Sensing Technology. This technology allows us to build transparent sensors for use with our capacitive position sensing technology, such as in our ClearPad. It has all the advantages of our capacitive position sensing technology and allows for visual feedback when incorporated with a display device like an LCD. Our technology never requires calibration, does not produce undesirable internal reflections, and has reduced power requirements, allowing for longer battery life.

      Inductive Position Sensing Technology. This technology provides a method for sensing the presence and position, in three dimensions, of a pen on surfaces like the touch screen used in smart handheld devices. The sensor board can be placed behind the display screen, such as an LCD, thus eliminating any undesirable reflections or transmissivity losses and the need for backlighting, which enhances battery life. This technology could be used in the future for other position sensing applications.

      Pattern Recognition Technology. This technology is a set of software algorithms for converting real-world data, such as handwriting, into a digital form that can be manipulated within a computer, such as our QuickStroke product and gesture decoding for our TouchPad and TouchStyk products. Our technology provides reliable handwriting recognition and facilitates signature verification.

      Mixed Signal VLSI Technology. This is hybrid analog-digital integrated circuit technology that combines the power of digital computation with the ability to interface with non-digital real-world signals like the positioning of a finger or stylus on a surface. Our patented design techniques permit us to utilize this technology in the optimization of our core ASIC engine for all our products, which provides cost and performance advantages over our competitors.

      Proprietary Microcontroller Technology. This technology consists of proprietary 16-bit microcontroller cores embedded in the digital portion of our mixed signal ASIC and optimized for position sensing tasks. Our embedded microcontroller provides great flexibility in customizing product solutions, which eliminates the need to design new circuitry for each new application.

Competing Technology

      Many interface solutions currently utilize resistive sensing technology. Resistive sensing technology consists of a flexible membrane stretched above a flat, rigid, electrically conductive surface. When finger or stylus pressure is applied to the membrane, it deforms until it makes contact with the rigid layer below, at which point attached electronics can determine the position of the finger or stylus. Since the flexible membrane is a moving part, it is susceptible to mechanical wear and will eventually suffer degraded performance. Due to the way that resistive position sensors work, it is not possible for them to detect more than a single finger or stylus at any given time. The positional accuracy of a resistive sensor is limited by the uniformity of the resistive coating as well as by the mechanics of the flexible membrane. Finally, due to reduced transmissivity, or the amount of light that can pass through the display, resistive technology requires the use of a backlight, thereby reducing the battery life of the device.

Research and Development

      We conduct active and ongoing research and development programs that focus on advancing our technologies, developing new products, improving design processes, and enhancing the quality and performance of our product solutions. Our goal is to provide our customers with innovative solutions that address their needs and improve their competitive positions. Our research and development concentrates on our market-leading interface technologies, especially on improving the performance of our current product solutions and expanding our technologies to serve new markets. Our vision is to develop solutions that integrate touch, handwriting, voice, and vision capabilities that can be readily incorporated into varied electronic devices.

      Our research and development programs focus on the development of accurate, easy to use, feature rich, reliable, and intuitive user interface devices for the notebook market. We believe our innovative interface technologies can be applied to many diverse platforms. As a result, we are currently focusing considerable research and development efforts on interface solutions for the rapidly developing iAppliance markets. We believe the interface will be a key factor in the differentiation of iAppliance products. We anticipate that our interface technologies will enable us to provide customers with product solutions for iAppliances that have significant advantages over alternative technologies in terms of functionality, size, power consumption, durability, and reliability. We also pursue strategic acquisitions and enter into strategic relationships to enhance our research and development capabilities, leverage our technology, and shorten our time to market with new technological applications.

      Our research, design, and engineering teams frequently work directly with our customers to design custom solutions for specific applications. We focus on enabling our customers to overcome technological barriers and enhance the performance of their products. We believe our efforts provide significant benefits to customers by enabling them to concentrate on their core competencies of production and marketing.

      As of December 31, 2001, we employed 101 people in our technology, engineering, and product design functions in the United States, the United Kingdom, and Taiwan. Our research and development expenses were approximately $4.9 million in fiscal 1999, $8.4 million in fiscal 2000, $11.6 million in fiscal 2001, and $3.7 million in the three months ended September 30, 2001.

Intellectual Property Rights

      Our success and ability to compete depend in part on our ability to maintain the proprietary aspects of our technologies and products. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality agreements, and other contractual provisions to protect our intellectual property, but these measures may provide only limited protection.

      As of December 31, 2001, we held 58 patents and had 25 pending patent applications. These patents and patent applications cover various aspects of our key technologies, including touch sensing, pen sensing, handwriting recognition, edge motion, and virtual scrolling technologies. Our proprietary software is protected by copyright laws. The source code for our proprietary software is also protected under applicable trade secret laws.

      Patents may not issue from the patent applications that we have filed or may file. Our issued patents may be challenged, invalidated, or circumvented, and claims of our patents may not be of sufficient scope or strength, or issued in the proper geographic regions, to provide meaningful protection or any commercial advantage. We have not applied for, and do not have, any copyright registration on our technologies or products. We have applied to register certain of our trademarks in the United States and other countries. There can be no assurances that we will obtain registrations of principle or other trademarks in key markets. Failure to obtain registrations could compromise our ability to protect fully our trademarks and brands and could increase the risk of challenge from third parties to our use of our trademarks and brands. In addition, our failure to enforce and protect our intellectual property rights or obtain from third parties the right to use necessary technology could have a material adverse effect on our business, financial condition, and results of operations.

      Our technologies include an extensive array of ASICs, firmware, software, and pattern recognition and touch sensing technologies. Any one of our products rely on a combination of these technologies, making it difficult to use any single technology as the basis for replicating our products. Furthermore, the length and customization of the customer design cycle serve to protect our intellectual property rights. Our research, design, and engineering teams frequently work directly with our customers to design custom solutions for specific applications.

      We do not consistently rely on written agreements with our customers, suppliers, manufacturers, and other recipients of our technologies and products, and therefore some trade secret protection may be lost and our ability to enforce our intellectual property rights may be limited. Furthermore, our customers, suppliers, manufacturers, and other recipients of our technologies and products may seek to use our technologies and products without appropriate limitations. In the past, we did not consistently require our employees and consultants to enter into confidentiality agreements, employment agreements, or proprietary information and invention agreements. Therefore, our former employees and consultants may try to claim some ownership interest in our technologies and products and may use our technologies and products competitively and without appropriate limitations.

      Other companies, including our competitors, may develop technologies that are similar or superior to our technologies, duplicate our technologies, or design around our patents and may have or obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries, such as China and Taiwan, in which we operate. Unauthorized parties may attempt to copy or otherwise use aspects of our technologies and products that we regard as proprietary. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technologies. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the market for our technologies and products.

      We may receive notices from third parties that claim our products infringe their rights. From time to time, we receive notice from third parties of the intellectual property rights such parties have obtained. We cannot be certain that our technologies and products do not and will not infringe issued patents or other proprietary rights of others. While we are not currently subject to any infringement claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the payment of damages, which could have a material adverse effect on our business, financial condition, and results of operations.

Customers

      We currently serve the world’s ten largest PC OEMs, based on unit shipments, as well as a variety of consumer electronics manufacturers. Our demonstrated track record of technological leadership, design innovation, product performance, and on-time delivery have resulted in our serving as the sole source of notebook interfaces for many of our customers. We believe our strong relationship with our OEM customers, many of which are currently developing iAppliance products, will position us as a primary source of supply for their iAppliance offerings.

      Our OEM customers include the following:

•	Acer
•	Apple
•	Asustek
•	Compaq
•	Dell
•	Fujitsu/Siemens
•	Gericom
•	Hewlett-Packard
•	IBM
•	Legend
•	NEC
•	Samsung
•	Sony
•	Toshiba

      The above list includes each of our largest current OEM customers in terms of unit volume as well as Fujitsu/ Siemens, IBM, Sony, and Toshiba, which recently became our OEM customers. We supply our OEM customers through their contract manufacturers. These contract manufacturers include Arima, Compal, Inventec, Mitac, Nypro, Quanta, and Wistron. During fiscal 2001, sales to Quanta and Nypro accounted for 32% and 11%, respectively, of our revenue. No other customer accounted for more than 10% of our revenue during this period.

      We consider both the OEMs and the contract manufacturers to be our customers. The OEMs typically determine the design and pricing requirements and make the overall decision regarding the use of our interface solutions in their products. The contract manufacturers place orders with us for the purchase of our products, take title to the products purchased upon shipment by us, and pay us directly for those purchases. These customers have no return privileges, except for warranty provisions.

Strategic Relationships

      We have established key strategic relationships to enhance our ability to offer value-added customer solutions and rapidly gain market share. We intend to enter into additional strategic relationships with other leading companies in our target markets.

Three-Five Systems

      Our strategic relationship with Three-Five Systems, a leading supplier of custom designed display modules, provides for the joint development and marketing of touch screen LCD products. We plan to expand our product solutions by integrating our ClearPad and Spiral touch screen solutions with the LCD display modules developed by Three-Five Systems. We believe that LCD screens that incorporate our ClearPad technology result in superior LCD touch screens for use in a variety of OEM products, especially cellular phones and PDAs.

AuthenTec

      We established our relationship with AuthenTec, a leading developer of fingerprint sensing technology, to develop fingerprint recognition security capabilities. We plan to incorporate fingerprint recognition capabilities into our TouchPad products, allowing us to offer our customers enhanced security for their notebook computers and iAppliances. Users will be required to authenticate their identity by placing a finger on our TouchPad before gaining access to the computer.

Zytronic

      We established a relationship with Zytronic, a developer of large touch screen products, to develop a capacitive touch sensing module to be integrated with Zytronic’s glass sensor. Our goal is to develop a capacitive touch sensing controller module to be used in conjunction with touch screen products to be integrated, marketed, and sold by Zytronic. These products are devices that utilize large screen interface displays. Zytronic has agreed to develop the glass sensor, and we have agreed to provide the electronic controls that allow the sensor to interact with the device that incorporates the sensor.

Sales and Marketing

      We sell our product solutions for incorporation into the products of OEMs. We generate sales through direct sales employees and sales representatives. Our sales personnel receive substantial technical assistance and support because of the highly technical nature of our product solutions. Sales frequently result from multi-level sales efforts that involve senior management, design engineers, and our sales personnel interacting with our customers’ decision makers throughout the product development and order process.

      We currently employ 24 sales professionals, including nine field application engineers, and 10 marketing professionals. We maintain four sales offices domestically and internationally, which are in the United States, the United Kingdom, Taiwan, and China. In addition, we maintain sales representatives in offices in the United States, Singapore, Korea, Japan, and Europe.

      International sales, primarily in the Asian and European markets, constituted approximately 97%, 95%, and 86% of our revenue in fiscal 1999, 2000, and 2001, respectively. Substantially all of these sales were made to companies that provide manufacturing services for major notebook computer OEMs. All of these sales were denominated in U.S. dollars, and we believe most of the notebooks were ultimately shipped to the United States.

Manufacturing

      We employ a virtual manufacturing platform through third-party relationships. We currently utilize a single semiconductor manufacturer to supply us with our requirements of ASICs based on our proprietary designs.

      After production and testing, the ASICs are shipped to our subcontractors for assembly. During the assembly process, our ASIC is combined with other components to complete our product solution. The finished assembly is then shipped by our subcontractors directly to our customers for integration into their products.

      We believe our virtual manufacturing strategy provides a scalable business model; enables us to concentrate on our core competencies of research and development, technological advances, and product solution design; and reduces our capital expenditures. In addition, this strategy significantly reduces our inventory costs because we do not incur most of our manufacturing costs until we have actually shipped our product solutions to our customers and billed those customers for those products.

      Our third-party manufacturers are large, world-class, cost-effective, Asian-based organizations. We provide our manufacturing subcontractors with six-month rolling forecasts of our production requirements. We do not, however, have long-term agreements with any of our manufacturing subcontractors that guarantee production capacity, prices, lead times, or delivery schedules. The strategy of relying on those parties exposes us to vulnerability owing to our dependence on few sources of supply. We believe that other sources of supply are available. In addition, we may establish relationships with other manufacturing subcontractors in order to reduce our dependence on any one source of supply.

Backlog

      As of December 31, 2001, we had a backlog of orders of approximately $10.9 million. The backlog of orders as of December 31, 2000 was approximately $12.9 million. Our backlog consists of product orders for which purchase orders have been received and which are scheduled for shipment within six months. Most orders are subject to rescheduling or cancellation with limited penalties. Because of the possibility of customer changes in product shipments, our backlog as of a particular date may not be indicative of net sales for any succeeding period.

Competition

      Our principal competitor in the sale of notebook touch pads is Alps Electric, a Japanese conglomerate. Our principal competitors in the sale of notebook pointing sticks are Alps Electric, Brother, and CTS. In the iAppliance interface markets, our potential competitors include Alps Electric, Panasonic, Gunze, and various other companies involved in user interface solutions. In certain cases, large OEMs may develop alternative interface solutions for their own products.

      In the notebook interface markets, we plan to continue to compete primarily on the basis of our technological expertise, design innovation, customer service, and the long track record of performance of our interface solutions, including their ease of use, reliability, and cost-effectiveness as well as their timely design, production, and delivery schedules. Our new TouchStyk now enables us to address the approximate 29% of the notebook computer market that uses solely a pointing stick rather than a touch pad as the user interface as well as to address the growing trend toward dual pointing interfaces. Our ability to supply OEMs with both TouchPads and TouchStyks will also enhance our competitive position since we can provide OEMs with the following advantages:

•	single source supplier that eliminates compatibility issues;

•	cost-effective and simplified OEM integration;

•	simplified product line to address both markets;

•	end user flexibility since one notebook can address both user preferences; and

•	modular approach allowing OEMs to utilize our TouchPad, our TouchStyk, or a combination of both interfaces.

      In the iAppliance interface markets, we intend to compete primarily based on the advantages of our capacitive, inductive, and neural pattern recognition technologies. We believe our technologies offer significant benefits in terms of size, power consumption, durability, light transmissivity, resolution, ease of use, and reliability when compared to other technologies. While these markets are just beginning to emerge, and we cannot know what the competitive factors will ultimately be, we intend to compete aggressively for this business. In addition, we believe our proven track record, our marquee global customer base, and our reputation for design innovation in the notebook market will provide competitive advantages in the iAppliance markets. However, some of our competitors, particularly in the iAppliance markets, have greater market recognition, large customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages. As a result, they may be able to introduce new product solutions and respond to customer requirements more quickly than we can. In addition, new competitors, alliances among competitors, or alliances among competitors and OEMs may emerge and allow competitors to rapidly acquire significant market share. Furthermore, our competitors may in the future develop technologies that more effectively address the interface needs of the notebook computer and iAppliance markets.

      Our sales, profitability, and success depend on our ability to compete with other suppliers of interface solutions. Our competitive position could be adversely affected if one or more of our current OEMs reduce their orders or if we are unable to develop customers for our new iAppliance interface solutions.

Employees

      As of December 31, 2001, we employed a total of 160 persons, including 25 in finance, administration, and operations, 34 in sales and marketing, and 101 in research and development. Of these employees, 118 were located in the United States, 24 in the United Kingdom, and 18 in Taiwan. We consider our relationship with our employees to be good, and none of our employees are represented by a union in collective bargaining with us.

      Competition for qualified personnel in our industry is extremely intense, particularly for engineering and other technical personnel. Our success depends in part on our continued ability to attract, hire, and retain qualified personnel.

Facilities

      Our principal executive officers as well as our principal research, development, sales, marketing, and administrative functions are located in a 34,000 square foot leased facility in San Jose, California. The lease extends through January 2005 and provides for an average monthly rental payment of $58,292. We believe this facility will be adequate to meet our needs for at least the next 18 months. Our European headquarters are located in Cambridge, United Kingdom, where we lease approximately 4,000 square feet. We also maintain a 5,000 square foot office in Taiwan. In addition, we maintain a satellite sales and support office in China.

Legal Proceedings

      We currently are not involved in any legal proceeding that we believe would have a material adverse effect on our business or financial condition.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position

Federico Faggin	60	Chairman of the Board

Francis F. Lee	49	President, Chief Executive Officer, and Director

Donald E. Kirby	53	Senior Vice President and General Manager PC Products

Russell J. Knittel	51	Senior Vice President, Chief Financial Officer, Chief Administrative Officer, Secretary, and Treasurer

Shawn P. Day, Ph.D.	36	Vice President of Research and Development

Richard C. McCaskill	54	Vice President of Marketing and Business Development

David T. McKinnon	54	Vice President of System Silicon

Thomas D. Spade	35	Vice President of Worldwide Sales

William T. Stacy, Ph.D.	59	Vice President of Operations

Keith B. Geeslin	48	Director

Richard L. Sanquini	67	Director

Joshua C. Goldman	36	Director

      Federico Faggin co-founded our company and has served as the Chairman of the Board of our company since January 1999. He served as a director and the President and Chief Executive Officer from March 1987 to December 1998. Mr. Faggin also co-founded Cygnet Technologies, Inc. in 1982 and Zilog, Inc. in 1974. Mr. Faggin served as Department Manager in Research and Development at Intel Corporation from 1970 to 1974 and led the design and development of the world’s first microprocessor and more than 25 integrated circuits. In 1968, Mr. Faggin was employed by Fairchild Semiconductor and led the development of the original MOS Silicon Gate Technology and designed the world’s first commercial integrated circuit to use such technology. Mr. Faggin is also chairman of Integrated Device Technology, Inc., a producer of integrated circuits; and a director of Avanex Corp., a producer of fiber optic-based products, known as photonic processors; each of which is a public company. He is the recipient of many honors and awards including the 1988 International Marconi Fellowship Award, the 1994 IEEE W. Wallace McDowell Award, and the 1997 Kyoto Prize. In addition, in 1996, Mr. Faggin was inducted in the National Inventor’s Hall of Fame for the co-invention of the microprocessor. Mr. Faggin holds a Dottore in Fisica degree in physics, summa cum laude, from the University of Padua, Italy. He also holds an honorary doctorate degree in computer science from the University of Milan, Italy.

      Francis F. Lee has served as a director and the President and Chief Executive Officer of our company since December 1998. He was a consultant from August 1998 to November 1998. From May 1995 until July 1998, Mr. Lee served as General Manager of NSM, a Hong Kong-based joint venture between National Semiconductor Corporation and S. Megga. Mr. Lee held a variety of executive positions for National Semiconductor from 1988 until August 1995. These positions included Vice President of Communication and Computing Group, Vice President of Quality and Reliability, Director of Standard Logic Business Unit, and various other operations and engineering management positions. Mr. Lee holds a Bachelor of Science degree, with honors, in electrical engineering from the University of California at Davis.

      Donald E. Kirby has been Senior Vice President and General Manager PC Products of our company since November 2001. He served as the General Manager PC Products and Vice President of Operations of our company from August 1999 until October 2001. From September 1997 to July 1999, Mr. Kirby served as Vice President of Technology Infrastructure and Core Technology Group of National Semiconductor; from January 1997 to August 1997, he served as Director of Strategic Technology Group of National Semiconductor; and from October 1995 to December 1996, he served as Director of Operations/ Co-GM, LAN Division of National Semiconductor. Mr. Kirby holds a patent for a Micro-controller ROM Emulator.

      Russell J. Knittel has been Senior Vice President, Chief Financial Officer, Chief Administrative Officer, Secretary, and Treasurer of our company since November 2001. He served as the Vice President of Administration and Finance, Chief Financial Officer, and Secretary of our company from April 2000 until October 2001. Mr. Knittel served as Vice President and Chief Financial Officer of Probe Technology Corporation from May 1999 to March 2000. He was a consultant from January 1999 until April 1999. Mr. Knittel held Vice President and Chief Financial Officer positions at Starlight Networks from November 1994 to December 1998. Mr. Knittel holds a Bachelor of Arts degree in accounting from California State University at Fullerton and a Masters of Business Administration from San Jose State University.

      Shawn P. Day, Ph.D. has been the Vice President of Research and Development of our company since June 1998. He served as the Director of Software Development of our company from November 1996 until May 1998 and as principal software engineer from August 1995 until October 1996. Mr. Day holds a Bachelor of Science degree and a Doctorate, both in electrical engineering, from the University of British Columbia in Vancouver, Canada.

      Richard C. McCaskill has been the Vice President of Marketing and Business Development of our company since May 2000. Mr. McCaskill served as the Executive Vice President and General Manager for ART Inc., a speech and handwriting recognition company, from December 1996 to April 2000. Mr. McCaskill served as a consultant for ART Inc. and Micropolis from June 1996 to December 1996. From April 1993 to May 1996, Mr. McCaskill held the position of Vice President of Technology at Reveal Computer Products, a sister company to Packard Bell Computers. Mr. McCaskill holds a Bachelor of Science degree in electrical engineering from California State University at Los Angeles.

      David T. McKinnon has been the Vice President of System Silicon of our company since September 2001. From May 2000 until September 2001, Mr. McKinnon served as a consultant to start-up companies in the networking IC sector. From April 1998 until April 2000, Mr. McKinnon served as Vice President of Networking Business for Level One Communications. From December 1995 until April 1998, Mr. McKinnon served as the Chief Operating Officer/ Chief Technical Officer of the Japan Business Group of National Semiconductor. Mr. McKinnon holds a Bachelor of Science degree with Honors in Electrical and Electronic Engineering and a Masters in Science, Digital Techniques in Communications & Control from Heriot-Watt University in Edinburgh, Scotland.

      Thomas D. Spade has been the Vice President of Worldwide Sales of our company since July 1999. From May 1998 until June 1999, he served as our Director of Sales. From May 1996 until April 1998, Mr. Spade was the Director of International Sales for Alliance Semiconductor. Mr. Spade previously has held additional sales and management positions at Alliance Semiconductor, Anthem Electronics, Arrow Electronics, and Andersen Consulting. Mr. Spade holds a Bachelor of Arts degree in economics and management from Albion College.

      William T. Stacy, Ph.D. has been the Vice President of Operations of our company since October 2001. From August 1992 to June 2001, Mr. Stacy held a number of business management positions in the Data Management and Analog Groups of National Semiconductor. Most recently, from April 1999 until June 2001, he was Vice President of the Wireless Division. Prior to joining National, he held a series of operational and business management positions at Philips Semiconductors. He started his career in Philips Research Laboratories in Eindhoven, where he worked on magnetic and semiconducting device structures. Mr. Stacy holds a Bachelor of Science degree in physics and mathematics from Oregon State University and a Masters and Ph.D. degree in physics from the University of Illinois.

      Keith B. Geeslin has been a director of our company since 1986. Mr. Geeslin serves as Managing General Partner of the Sprout Group, a venture capital firm. He joined the Sprout Group in 1984 and became a General Partner in 1988 and the Managing General Partner in 2001. In addition, he is a general or limited partner in a series of investment funds associated with the Sprout Group, a division of DLJ Capital Corporation, which is a subsidiary of Credit Suisse First Boston (USA), Inc. Mr. Geeslin is currently a director of Innoveda, Inc., a design automation software company, and Paradyne Networks Inc., a producer of communication products for network service providers and business customers; each of which is a public company. Mr. Geeslin is also a director of several privately held companies. He has also served as a director of the Western Association of Venture Capitalists. Mr. Geeslin holds a Bachelor of Science degree in electrical engineering and a Masters of Science degree in engineering and economic systems from Stanford University and a Masters of Arts degree in philosophy, politics, and economics from Oxford University.

      Richard L. Sanquini has been a director of our company since 1994. Mr. Sanquini is currently a consultant for our company, Foveon, Inc., National Semiconductor, and several privately held companies. From January 1999 to November 1999, Mr. Sanquini served as Senior Vice President and General Manager of the Consumer and Commercial Group of National Semiconductor; from April 1998 to December 1998, he served as Senior Vice President and General Manager of the Cyrix Group of National Semiconductor; from November 1997 to March 1998, he served as Senior Vice President and General Manager of the Personal Systems Group of National Semiconductor; from April 1996 to October 1997, he served as Senior Vice President and Chief Technology Officer of the Corporate Strategy, Business Development, and Intellectual Property Protection Group of National Semiconductor; and from December 1995 to March 1996, he served as Senior Vice President of the Business Development and Intellectual Property Protection Group of National Semiconductor. Prior to National Semiconductor, he was with RCA where he directed its memory and microprocessor businesses. Mr. Sanquini also has been a director of Foveon, Inc. since August 1997. Mr. Sanquini holds a Bachelor of Science degree in electrical engineering from the Milwaukee School of Engineering, Wisconsin.

      Joshua C. Goldman has been a director of our company since January 2001. Mr. Goldman became an entrepreneur in residence at Sprout Group in April 2001. Mr. Goldman was employed by mySimon, an online comparison shopping site, as President and Chief Executive Officer from January 1999 to March 2001 and as Vice President of Marketing from November 1998 to January 1999. From October 2000 to March 2001, Mr. Goldman also served as the executive in charge of the Consumer Division of CNet Networks, which acquired mySimon in February 2000. He served as Vice President of Marketing at 4th Networks, Inc. from June 1998 until October 1998. From April 1996 until May 1998, Mr. Goldman was with USWeb, where he last served as Vice President of Business Solutions. Mr. Goldman has also served in management roles at Apple Computer, Phoenix Technologies, and Softbank Content Services. He earned a Bachelor of Science degree in computer science with an emphasis in artificial intelligence, with honors, from Tufts University and a Masters of Business Administration from Harvard Business School.

      There are no family relationships among any of our directors, officers, or key employees.

Board Committees

      Our board of directors established an audit committee in February 2001, consisting of independent directors. The members are Messrs. Geeslin, Sanquini, and Goldman.

      The functions of the audit committee are as follows:

•	review our internal accounting principles and auditing practices and procedures;

•	consult with and review the services provided by our independent accountants; and

•	make recommendations to the board of directors about selecting independent accountants.

      We established a compensation committee in September 2000. The compensation committee consists of Messrs. Geeslin and Sanquini. The compensation committee reviews and recommends to the board of directors the salaries, incentive compensation, and benefits of our officers and employees, including stock compensation and loans, and administers our stock plans and employee benefit plans.

      Prior to the establishment of the audit and compensation committees, these functions were performed by our board of directors.

Compensation Committee Interlocks and Insider Participation

      None of the members of the compensation committee is, or ever has been, an officer or employee of our company, or an officer or employee of any of our subsidiaries. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company.

Director Compensation

      All non-employee directors will be reimbursed for their expenses for attending board and committee meetings. The company intends to pay a fee of $1,500 to non-employee directors for attendance at board meetings and $500 for attendance at committee meetings. In addition, directors are eligible to receive grants of stock options under our 1996 stock option plan. During fiscal 2001, we granted options to purchase shares of common stock to the following non-employee directors: options to purchase 25,000 shares at an exercise price of $3.00 per share were granted to Mr. Geeslin; options to purchase 100,000 shares at an exercise price of $3.00 were granted to Mr. Faggin; and options to purchase 50,000 shares at an exercise price of $5.50 were granted to Mr. Goldman. Options to purchase 25% of such shares vest and become exercisable on the first anniversary of the date of grant, and options to purchase 1/48th of the total shares vest and become exercisable on the first of each month thereafter.

      Mr. Sanquini and Mr. T.W. Kang, a former director, from time to time have provided consulting services to us. We have issued options for our common stock as compensation for these services. We issued options for 12,500 shares at an exercise price of $2.50 to Mr. Sanquini and options for 4,531 shares at an exercise price of $2.50 to Mr. Kang during fiscal 2000. We also issued options for 12,500 shares at an exercise price of $2.50 to Mr. Sanquini and options for 4,532 shares at an exercise price of $2.50 to Mr. Kang during fiscal 2001. The options were fully vested upon completion of the consulting arrangements. In addition, Mr. Kang received 14,501 shares of our common stock valued at an aggregate of $19,335 during fiscal 2000.

Executive Compensation

      The table below summarizes the compensation earned for services provided to us in all capacities for the fiscal year ended June 30, 2001 by our chief executive officer and our four next most highly compensated executive officers whose compensation exceeded $100,000, whom we refer to as the named executive officers.

Summary Compensation Table

					Long-Term
					Compensation

					Awards

	Annual Compensation				Securities
					Underlying
Name and Principal Position	Year	Salary($)		Bonus($)	Options(#)

Francis F. Lee	2001	220,000		175,000	250,000
President, Chief Executive Officer, and Director

Russell J. Knittel	2001	190,000		67,000	45,000
Vice President of Administration and Finance, Chief Financial Officer, and Secretary

Shawn P. Day, Ph.D.	2001	170,000		45,000	60,000
Vice President of Research and Development

Donald E. Kirby	2001	195,000		90,000	40,000
General Manager PC Products and Vice President of Operations

Thomas D. Spade	2001	199,883	(1)	—	50,000
Vice President of Worldwide Sales

(1)	Mr. Spade also received certain perquisites, the value of which did not exceed the lesser of $50,000 or 10% of his salary and bonus during fiscal 2001.

Option Grants in Last Fiscal Year

      The table below provides information about the stock options granted to the named executive officers during the fiscal year ended June 30, 2001. These options were granted under our 1996 stock option plan and 2000 nonstatutory stock option plan and have a term of 10 years. The options may terminate earlier if the optionholder stops providing services to us.

      We granted options to purchase 1,651,272 shares of our common stock in fiscal 2001. The percentage of total options in the table below was calculated based on options to purchase an aggregate of 1,446,240 shares of our common stock granted to our employees in fiscal 2001.

      Options were granted at an exercise price that we believed represented the fair value of our common stock, as determined in good faith by our board of directors.

	Individual Grants
					Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates
	Securities	Total Options			of Stock Price Appreciation
	Underlying	Granted to			for Option Term(2)
	Options	Employees in	Exercise	Expiration
Name	Granted(#)(1)	Fiscal Year	Price($/Sh)	Date	5%	10%

Francis F. Lee	250,000	17.3%	$3.00	9/19/10	$3,322,237	$5,734,356

Russell J. Knittel	45,000	3.1	8.50	3/06/11	350,503	784,684

Shawn P. Day, Ph.D.	60,000	4.1	3.00	9/19/10	797,337	1,376,245

Donald E. Kirby	40,000	2.8	3.00	9/19/10	531,558	917,497

Thomas D. Spade	50,000	3.5	3.00	9/19/10	664,447	1,146,871

(1)	Of Mr. Lee’s options, 50,000 vest and become exercisable 1/12 on the 18th day of each month, commencing on February 18, 2003, and 200,000 vest and become exercisable 1/12 on the 18th day of each month, commencing on February 18, 2004. Mr Knittel’s options vest and become exercisable 1/12 on the first day of each month, commencing on April 1, 2004. Mr. Day’s and Mr. Spade’s options vest and become exercisable 1/24 on the 12th day of each month, commencing on February 12, 2003. Mr. Kirby’s options vest and become exercisable 1/12 on the last day of each month, commencing on September 30, 2003.

(2)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The potential realizable value assumes that the stock price appreciates from the assumed public offering price of $10.00 per share. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our company’s common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

Aggregate Option Exercises During Fiscal 2001 and Fiscal 2001 Option Values

      The following table describes, for the named executive officers, the number of shares acquired and the value realized upon exercise of stock options during fiscal 2001 and the exercisable and unexercisable options held by them as of June 30, 2001. The “Value Realized” and “Value of Unexercised In-the-Money Options at June 30, 2001” shown in the table represents an amount equal to the difference between the assumed public offering price of $10.00 per share and the option exercise price multiplied by the number of shares acquired on exercise and the number of unexercised in-the-money options.

			Number Of Securities			Value Of Unexercised
			Underlying Unexercised			In-The-Money Options at
	Shares		Options at June 30, 2001			June 30, 2001
	Acquired on	Value
	Exercise	Realized	Exercisable	Unexercisable		Exercisable	Unexercisable

Francis F. Lee	—	$—	—	690,625	(1)	$—	$5,490,625

Russell J. Knittel	80,000 (2)	600,000	—	225,000		—	1,417,500

Shawn P. Day, Ph.D.	30,000	270,000	27,747	102,253		227,719	762,281

Donald E. Kirby	—	—	114,583	175,417		916,617	1,363,333

Thomas D. Spade	40,000	360,000	52,584	97,416		451,250	738,750

(1)	Includes 65,625 shares acquired by Mr. Lee pursuant to the early exercise of options in a prior year that are subject to a repurchase option until vesting requirements are met.

(2)	The options were exercised early and 556 of the shares are subject to a repurchase option until vesting requirements are met.

Employment Arrangements

      We anticipate entering into employment arrangements with persons who are believed to make significant contributions to our company, and will implement compensation packages for certain members of management as well as for other personnel. The terms of such agreements may include payment of salary for the period of tenure with the company. Other key employees will be offered incentive compensation payable in our common stock. Issuance of these shares will dilute existing stockholders. These arrangements will not be the result of arms’ length negotiation. However, management anticipates the terms thereof will be reasonable when compared to similar arrangements within the industry.

Change of Control Agreements

      Mr. Knittel, our chief financial officer who was hired in April 2000, is entitled to six months severance pay in the event of a change of control or a constructive termination as a result of reduced responsibilities or stature within our company. Options granted at the time of joining the company include accelerated vesting for Mr. Lee for 50% of his unvested options and for Mr. Knittel for 100% of his unvested options upon a change of control or a constructive termination as a result of reduced responsibilities or stature within our company. Mr. Faggin holds options for 415,000 shares that provide for immediate vesting of 50% of the unvested options in the event of a change of control.

1986 Incentive Stock Option Plan and 1986 Supplemental Stock Option Plan

      The 1986 incentive stock option plan provided for the grant of incentive stock options to our key employees, including employee directors. The 1986 supplemental stock option plan provided for the grant of nonstatutory stock options to employees, directors, and consultants. As of September 30, 2001, there were outstanding options to acquire 20,000 shares of our common stock under the two 1986 plans. The 1986 incentive stock option plan and the 1986 supplemental stock option plan expired November 1996, and no additional options will be issued under those plans. The expiration date, maximum number of shares purchasable, and the other provisions of the options, including vesting provisions, were established at the time of grant. Options were granted for terms of up to 10 years and become exercisable in whole or in one or more installments at such time as was determined by the administrator upon the grant of the options.

      Under the 1986 incentive stock option plan, exercise prices of options are equal to not less than 100% of the fair market value of our common stock at the time of the grant. Under the 1986 supplemental stock option plan, exercise prices of options are equal to not less than 85% of the fair market value of our common stock at the time of the grant. The exercise price for any options granted under the 1986 incentive stock option plan and the 1986 supplemental stock option plan may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or in any other form of legal consideration that may be acceptable to the board of directors or administrator in their discretion. In addition, the administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing any such individual to deliver an interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with the exercise or purchase. In the event of a change of control of our company, we would expect that options outstanding under the 1986 incentive stock option plan and the 1986 supplemental stock option plan at the time of the transaction would be assumed or replaced with substitute options by the acquiror. If our acquiror did not agree to assume or replace outstanding awards, either the exercise period of all options will accelerate and terminate if not exercised upon consummation of the acquisition, or such options will remain in effect. Outstanding awards under the 1986 incentive stock option plan and the 1986 supplemental stock option plan will be adjusted in the event of a stock split, stock dividend, or other similar change in our capital stock without the receipt of consideration by us.

1996 Stock Option Plan

      Our 1996 stock option plan provides for the grant of incentive stock options to employees, including employee directors, and of nonstatutory stock options to employees, directors, and consultants. The purposes of the 1996 stock option plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants, and to promote the success of our business. The 1996 stock option plan was originally adopted by our board of directors in December 1996 and approved by our stockholders in November 1996. The 1996 stock option plan provides for the issuance of options and rights to purchase up to 5,380,918 shares of our common stock. Unless terminated earlier by the board of directors, the 1996 stock option plan will terminate in December 2006.

      As of September 30, 2001, 3,991,995 options to purchase shares of common stock were outstanding under the 1996 stock option plan and 1,333,234 shares had been issued upon exercise of outstanding options.

      The 1996 stock option plan may be administered by the board of directors or a committee of the board, each known as the administrator. The administrator determines the terms of options granted under the 1996 stock option plan, including the number of shares subject to the award, the exercise or purchase price, the vesting and exercisability of the award, and any other conditions to which the award is subject. Incentive stock options granted under the 1996 stock option plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant (110% if the option is granted to a stockholder who, at the time the option is granted, owns stock representing more than 10% of the total combined voting power of all classes of our stock). Nonstatutory stock options granted under the 1996 stock option plan must have an exercise price of at least 85% of the fair market value of the common stock on the date of grant (110% if the option is granted to a stockholder who, at the time the option is granted, owns stock representing more than 10% of the total combined voting power of all classes of our stock). The exercise price for any options granted under the 1996 stock option plan may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or in any other form of legal consideration that may be acceptable to the board of directors or administrator in their discretion. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing any such individual to deliver an interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with the exercise or purchase.

      With respect to options granted under the 1996 stock option plan, the administrator determines the term of options, which may not exceed 10 years, or five years in the case of an incentive stock option granted to a holder of more than 10% of the total voting power of all classes of our stock. An option is nontransferable other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. Stock options are generally subject to vesting, meaning that the optionee earns the right to exercise the option over a specified period of time only if he or she continues to provide services to our company over that period.

      If our company or its business is acquired by another corporation, we would expect that options outstanding under the 1996 stock option plan at the time of the transaction would be assumed or replaced with substitute options by our acquiror. If our acquiror did not agree to assume or replace outstanding awards, all options will terminate upon consummation of the acquisition. Outstanding awards and the number of shares remaining available for issuance under the 1996 stock option plan will adjust in the event of a stock split, stock dividend, or other similar change in our capital stock without the receipt of consideration by us. The administrator has the authority to amend or terminate the 1996 stock option plan, but no action may be taken that impairs the rights of any holder of an outstanding option without the holder’s consent. In addition, we must obtain stockholder approval of amendments to the plan as required by applicable law.

2000 Nonstatutory Stock Option Plan

      Our 2000 nonstatutory stock option plan provides for the grant of nonstatutory stock options to employees and consultants. The purposes of the 2000 nonstatutory stock option plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants, and to promote the success of our business. The 2000 nonstatutory stock option plan was adopted by our board of directors in September 2000. The 2000 nonstatutory stock option plan provides for the issuance of options to purchase up to 200,000 shares of our common stock. As of September 30, 2001, there were outstanding options to acquire 194,000 shares of our common stock. Unless terminated earlier by the board of directors, the 2000 nonstatutory stock option plan will terminate in September 2010.

      The 2000 nonstatutory stock option plan may be administered by the board of directors or a committee of the board, each known as the administrator. The administrator determines the terms of options granted under the 2000 nonstatutory stock option plan, including the number of shares subject to the award, the exercise or purchase price, the vesting and/or exercisability of the award, and any other conditions to which the award is subject. The exercise price for any options granted under the 2000 nonstatutory stock option plan may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or in any other form of legal consideration that may be acceptable to the board of directors or administrator in their discretion. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing such individuals to deliver an interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase. The term of options granted under the 2000 nonstatutory stock option plan may not exceed 10 years.

      If our company or its business is acquired by another corporation, we would expect that options outstanding under the 2000 nonstatutory stock option plan at the time of the transaction would be assumed or replaced with substitute options by our acquiror. If our acquiror did not agree to assume or replace outstanding awards, all options will terminate upon consummation of the acquisition. Outstanding awards and the number of shares remaining available for issuance under the 2000 nonstatutory stock option plan will be adjusted in the event of a stock split, stock dividend, or other similar change in our capital stock. The administrator has the authority to amend or terminate the 2000 nonstatutory stock option plan, but no action may be taken that impairs the rights of any holder of an outstanding option without the holder’s consent.

2001 Incentive Compensation Plan

      Our 2001 incentive compensation plan is designed to attract, motivate, retain, and reward our executives, employees, officers, directors, and independent contractors, by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The 2001 incentive compensation plan was adopted by our board of directors in March 2001 and approved by our stockholders in November 2001. Under the 2001 incentive compensation plan, an aggregate of 1,000,000 shares of common stock may be issued pursuant to the granting of options to acquire common stock, the direct granting of restricted common stock and deferred stock, the granting of stock appreciation rights, or the granting of dividend equivalents. On the effective date of the registration statement of which this prospectus forms a part, an additional number of shares equal to 6% of the total number of shares then outstanding will be added and thereafter on the first day of each succeeding calendar quarter an additional number of shares equal to 1 1/2% of the total number of shares then outstanding will be added to the number of shares that may be subject to the granting of awards. As of September 30, 2001, there were no outstanding options to acquire shares of our common stock under the 2001 incentive compensation plan.

      The 2001 incentive compensation plan may be administered by the board of directors or a committee of the board. The committee or the board of directors determines the persons to receive awards, the type and number of awards to be granted, the vesting and exercisability of the award, and any other conditions to which the award is subject. Awards may be settled in the form of cash, shares of common stock, other awards, or other property in the discretion of the committee or the board of directors.

      The committee or the board of directors may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration and, if so provided in the award agreement, vesting will occur automatically in the case of a “change in control” of our company. In addition, the committee or the board or directors may provide in an award agreement that the performance goals relating to any performance based award will be deemed to have been met upon the occurrence of any “change in control.” Upon the occurrence of a change in control, if so provided in the award agreement, stock options and certain stock appreciation rights may be cashed out based on a “change in control price,” which will be the higher of (1) the cash and fair market value of property that is the highest price per share paid in any reorganization, merger, consolidation, liquidation, dissolution, or sale of substantially all assets of our company, or (2) the highest fair market value per share at any time during the 60 days before and 60 days after a change in control.

      The board of directors may amend, alter, suspend, discontinue, or terminate the 2001 incentive compensation plan or the committee’s authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of common stock are then listed or quoted. Unless terminated earlier by the board of directors, the 2001 incentive compensation plan will terminate at such time as no shares of common stock remain available for issuance under the plan and the company has no further rights or obligations with respect to outstanding awards under the plan.

2001 Employee Stock Purchase Plan

      Our 2001 employee stock purchase plan is designed to encourage stock ownership in our company by our employees, thereby enhancing employee interest in our continued success. The plan was adopted by our board of directors in February 2001 and approved by our stockholders in November 2001. The plan will become effective on the effective date of the registration statement of which this prospectus forms a part. One million shares of our common stock will initially be reserved for issuance under the plan. An annual increase will be made of the lesser of 500,000 shares, 1% of all shares of common stock outstanding, or a lesser amount determined by the board of directors. The plan is currently administered by our board of directors. Under the plan’s terms, however, the board may appoint a committee to administer the plan. The plan gives broad powers to the board or the committee to administer and interpret the plan.

      The plan permits employees to purchase our common stock at a favorable price and possibly with favorable tax consequences to the participants. All employees of our company or of those subsidiaries designated by the board who are regularly scheduled to work at least 20 hours per week for more than five months per year are eligible to participate in any of the purchase periods of the plan after completing 90 days of continuous employment. However, any participant who would own (as determined under the Internal Revenue Code), immediately after the grant of an option, stock possessing 5% or more of the total combined voting power or value of all classes of the stock of our company will not be granted an option under the plan.

      The plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period, however, will begin on the effective date of the registration statement of which this prospectus forms a part and will end on December 31, 2003. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of a 24-month offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

      All eligible employees will automatically become participants on the effective date of the registration statement of which this prospectus forms a part. Eligible employees may elect to participate in the plan on January 1 or July 1 of each year. Subject to certain limitations determined in accordance with calculations set forth in the plan, a participating employee is granted the right to purchase shares of common stock on the last business day on or before each June 30 and December 31 during which the employee is a participant in the plan. Upon enrollment in the plan, the participant authorizes a payroll deduction, on an after-tax basis, in an amount of not less than 1% and not more than 15% of the participant’s compensation on each payroll date. Payment on the initial purchase date in the first offering period will be a lump-sum payment unless the participant elects otherwise. Unless the participant withdraws from the plan, the participant’s option for the purchase of shares will be exercised automatically on each exercise date, and the maximum number of full shares subject to the option will be purchased for the participant at the applicable exercise price with the accumulated plan contributions then credited to the participant’s account under the plan. The option exercise price per share may not be less than 85% of the lower of the market price on the first day of the offering period or the market price on the exercise date, unless the participant’s entry date is not the first day of the offering period, in which case the exercise price may not be lower than 85% of the greater of the market price on the first day of the offering period or the market price of the common stock on the entry date.

      As required by tax law, no participant may receive an option under the plan for shares that have a fair market value in excess of $25,000 for any calendar year, determined at the time the option is granted. Any funds not used to purchase shares will remain credited to the participant’s bookkeeping account and applied to the purchase of shares of common stock in the next succeeding purchase period. No interest is paid on funds withheld, and those funds are used by our company for general operating purposes.

      No plan contributions or options granted under the plan are assignable or transferable, other than by will or by the laws of descent and distribution or as provided under the plan. During the lifetime of a participant, an option is exercisable only by that participant. The expiration date of the plan will be determined by the board and may be made any time following the close of any six-month exercise period, but may not be longer than 10 years from the date of the grant. If our company dissolves or liquidates, the offering period will terminate immediately prior to the consummation of that action, unless otherwise provided by the board. In the event of a merger or a sale of all or substantially all of our company’s assets, each option under the plan will be assumed or an equivalent option substituted by the successor corporation, unless the board, in its sole discretion, accelerates the date on which the options may be exercised. The unexercised portion of any option granted to an employee under the plan will be automatically terminated immediately upon the termination for any reason, including retirement or death, of the employee’s employment.

      The plan provides for adjustment of the number of shares for which options may be granted, the number of shares subject to outstanding options, and the exercise price of outstanding options in the event of any increase or decrease in the number of issued and outstanding shares as a result of one or more reorganizations, restructurings, recapitalizations, reclassifications, stock splits, reverse stock splits, or stock dividends.

      The board or the committee may amend, suspend, or terminate the plan at any time, provided that such amendment may not adversely affect the rights of the holder of an option and the plan may not be amended if such amendment would in any way cause rights issued under the plan to fail to meet the requirements for employee stock purchase plans as defined in Section 423 of the Internal Revenue Code, or would cause the plan to fail to comply with Rule 16b-3 under the Exchange Act.

      The company’s stockholders will not have any preemptive rights to purchase or subscribe for the shares reserved for issuance under the plan. If any option granted under the plan expires or terminates for any reason other than having been exercised in full, the unpurchased shares subject to that option will again be available for purposes of the plan.

401(k) Profit Sharing Plan

      In July 1991, we adopted a 401(k) profit sharing plan for which our employees generally are eligible. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the plan by employees or by us and the investment earnings on the contributions are not taxable to the employees until withdrawn. Our contributions are deductible by us when made. Our employees may elect to reduce their current compensation by an amount equal to the maximum of 25% of total annual compensation or the annual limit permitted by law ($11,000 in 2002) and to have those funds contributed to the plan. Although we may make matching contributions to the plan on behalf of all participants, we have not made any contributions since the plan’s adoption.

Indemnification Under our Certificate of Incorporation and Bylaws

      The certificate of incorporation of our company provides that no director will be personally liable to the company or its stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law (the “Delaware GCL”). The effect of this provision in the certificate of incorporation is to eliminate the rights of the company and its stockholders, either directly or through stockholders’ derivative suits brought on behalf of the company, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the Delaware GCL. In addition, we have adopted provisions in our bylaws and entered into indemnification agreements that require the company to indemnify its directors, officers, and certain other representatives of the company against expenses and certain other liabilities arising out of their conduct on behalf of the company to the maximum extent and under all circumstances permitted by law. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Financing Activities

      The following table summarizes the shares of preferred stock purchased by executive officers, directors, and 5% stockholders and persons and entities associated with them in private placement transactions. Each share of Series A preferred stock converts into 3.3391594 shares (rounded down to the nearest whole number) of common stock automatically upon the closing of this offering. Each share of Series B preferred stock converts into 3.0000171 shares (rounded down to the nearest whole number) of common stock automatically upon the closing of this offering. Each share of Series C preferred stock, Series D preferred stock, Series E preferred stock, and Series F preferred stock converts into one share of common stock automatically upon the closing of this offering. The shares of Series A preferred stock were sold at $1.28 per share; the shares of Series B preferred stock were sold at $1.75 per share; the shares of Series C preferred stock were sold at $1.10 per share; the shares of Series D preferred stock were sold at $1.75 per share; the shares of Series E preferred stock were sold at $2.50 per share; and the shares of Series F preferred stock were sold at $4.50 per share. See “Principal and Selling Stockholders.”

	Series A	Series B	Series C	Series D	Series E	Series F
Name	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred

National Semiconductor Corporation(1)	—	—	—	—	2,000,000	666,667

Technology Venture Investors-3	231,101	280,333	—	—	—	—

TVI Management-3	3,274	5,381	—	—	—	—

Technology Venture Investors-IV	—	—	—	325,714	56,800	55,064

Sprout Capital V(2)	210,469	256,571	—	—	42,554	40,110

Sprout Technology Fund(2)	12,422	15,143	—	—	2,512	2,368

Sprout Capital VI, L.P.(2)	—	—	—	314,918	9,100	8,577

DLJ Venture Capital Fund(2)	11,484	14,000	—	—	2,322	2,189

DLJ Venture Capital Fund II(2)	—	—	—	10,796	312	294

Oak Investment Partners IV, Limited Partnership	—	—	—	1,093,028	382,560	106,267

Oak IV Affiliates Fund, Limited Partnership	—	—	—	49,828	17,440	4,844

Kleiner, Perkins, Caufield & Byers IV	—	268,572	—	205,714	56,800	29,084

Delphi BioInvestments, L.P.	—	—	1,927	1,010	247	12

Delphi BioInvestments II, L.P.	—	—	—	—	832	40

Delphi Ventures, L.P.	—	—	543,528	284,704	69,741	3,321

Delphi Ventures II, L.P.	—	—	—	—	162,472	7,738

(1)	Mr. Sanquini is a consultant to, and is a former officer of, National Semiconductor Corporation.

(2)	Mr. Geeslin is a general partner of the general partner of these entities.

Indebtedness of Management

      The individuals listed below elected to pay the exercise price for some of their outstanding options with full recourse promissory notes secured by the common stock underlying the options. The notes bear interest at rates ranging from 4.5% to 6.1% per year. The notes become due over the period from April 2003 to October 2009 or upon termination of employment, whichever is earlier. At June 30, 2001, the unpaid principal balance of these notes totaled $832,500. The original total principal amounts and the maturity dates for the promissory notes executed by each executive officer or former executive officer are as follows:

	Total
	Original
Executive Officer	Note Amount	Maturity Date

Francis F. Lee	$225,000	December 22, 2007

Francis F. Lee	$200,000	December 30, 2008

Francis F. Lee	$100,000	January 7, 2009

Russell J. Knittel	$200,000	October 13, 2009

James L. Lau	$107,500	April 30, 2003

Sid Agrawal	$160,000	July 21, 2003	*

*	Upon termination, Mr. Agrawal paid for the vested portion of his shares in the amount of $62,220 plus interest and the balance of the note was cancelled.

Transactions regarding Foveon

      In August 1997, we entered into an agreement with National Semiconductor in connection with a new development stage company, Foveonics, Inc., now known as Foveon, Inc., which produces digital cameras and digital imaging components. We contributed imaging patents and other technology in exchange for 1,728,571 shares of Foveon’s Series A preferred stock. Under the agreement, we had the right to acquire additional shares of Series A preferred stock at a specified price using funds provided under a limited-recourse loan arrangement with National. National loaned our company $1.5 million, which we contributed to Foveon in exchange for 1,371,429 additional Series A preferred shares. The limited-recourse loan is secured only by a portion of these Series A preferred shares. National’s sole remedy under the loan, if we do not repay the loan, is to require us to return those shares to National. Under the same agreement, National purchased 3,200,000 shares of Series A preferred stock and a warrant to purchase 1,700,000 shares of Foveon’s Series B preferred stock.

      In August 1998, National purchased 514,047 shares of Foveon’s Series B preferred stock.

      During the year ended June 30, 2000, we loaned Foveon a total of approximately $2.7 million in return for convertible promissory notes. The notes are convertible into shares of preferred stock in accordance with the defined terms, mature in 10 years, and bear interest at rates ranging from 6.5% to 6.85%, payable at maturity.

      In August 2000, a new venture capital firm bought a 20% interest in Foveon for $21.0 million. In connection with the August 2000 financing, we received from Foveon 329,375 shares of Series B preferred stock and 114,590 shares of Series C preferred stock upon the automatic conversion of the promissory notes we held. Also in August 2000, National received from Foveon 520,625 shares of Series B preferred stock and 476,844 shares of Series C preferred stock upon the conversion of similar notes. National also purchased 1,185,953 shares of Series B preferred stock upon exercise of a warrant. National cancelled a promissory note issued by Foveon as payment for the exercise price of the warrant.

      In August 1997, Carver Mead, a founder and director of Foveon, purchased 350,000 shares of common stock of Foveon. In a December 2000 additional closing of the Series C preferred financing, Francis F. Lee, Federico Faggin, and Richard L. Sanquini purchased an aggregate of 113,715 shares of Foveon’s Series C preferred stock out of a total of 3,979,418 shares of Series C preferred stock issued to date.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock on December 31, 2001 by

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person or entity known by us to own more than 5% of our common stock, assuming the conversion of preferred stock into shares of common stock. See “Certain Relationships and Transactions — Financing Activities.”

      Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property laws. Except as otherwise indicated, each person may be reached at 2381 Bering Drive, San Jose, California 95131.

      The percentages shown are calculated based on 18,078,918 shares of common stock outstanding on December 31, 2001. The numbers and percentages shown include the shares of common stock actually owned as of December 31, 2001 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of December 31, 2001 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

		Percent Beneficially Owned
	Number of Shares
Name of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Directors and Executive Officers:

Federico Faggin(1)	1,372,980	7.5%	5.9%

Francis F. Lee(2)	582,813	3.2%	2.5%

Donald E. Kirby(3)	155,729	*	*

Shawn P. Day, Ph.D.(4)	133,382	*	*

Russell J. Knittel(5)	122,236	*	*

Thomas D. Spade(6)	115,625	*	*

Richard C. McCaskill(7)	64,854	*	*

William T. Stacy, Ph.D.	—	*	*

David T. McKinnon	—	*	*

Keith B. Geeslin(8)	2,153,922	11.9%	9.3%

Richard L. Sanquini(9)	53,403	*	*

Joshua C. Goldman(10)	13,681	*	*

All directors and executive officers as a group (twelve persons)	4,768,625	25.3%	20.0%

5% Stockholders:

National Semiconductor Corporation(11)	2,666,667	14.8%	11.6%

Entities affiliated with Technology Venture Investors(12)	2,077,339	11.5%	9.0%

Entities affiliated with Sprout Group(13)	2,131,665	11.8%	9.2%

Entities affiliated with Oak Investment Partners(14)	1,653,967	9.2%	7.2%

Kleiner, Perkins, Caufield & Byers IV(15)	1,097,318	6.1%	4.8%

Entities affiliated with Delphi Ventures(16)	1,075,572	6.0%	4.7%

Carver Mead(17)	990,000	5.5%	4.3%

*	Less than one percent.

(1)	Includes 100,000 shares held by 1999 Faggin Trust fbo Marc Faggin, 100,000 shares held by 1999 Faggin Trust fbo Eric Faggin, and 100,000 shares held by 1999 Faggin Trust fbo Marzia Faggin. Includes 14,438 shares issuable upon exercise of vested stock options.

(2)	Includes 4,000 shares held by Francis Lee as custodian for Grace Evelyn Lee and 4,000 shares held by Francis Lee as custodian for Christopher Thomas Lee. Includes 517,000 shares held by Francis F. Lee and Evelyn C. Lee as Co-Trustees of the Lee 1999 Living Trust. Includes 57,813 shares issuable upon exercise of vested stock options.

(3)	Represents 155,729 shares issuable upon exercise of vested stock options.

(4)	Includes 43,382 shares issuable upon exercise of vested stock options.

(5)	Includes 42,236 shares issuable upon exercise of vested stock options.

(6)	Includes 75,625 shares issuable upon exercise of vested stock options.

(7)	Represents 64,854 shares issuable upon exercise of vested stock options.

(8)	Includes 22,257 shares issuable upon exercise of vested stock options. Also includes 2,131,665 shares held by entities affiliated with Sprout Group as set forth in footnote 13 below. Mr. Geeslin is a general partner of the general partner of each of those entities. He disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(9)	Includes 28,403 shares issuable upon exercise of vested stock options.

(10)	Includes 13,681 shares issuable upon exercise of vested stock options.

(11)	The address for National Semiconductor Corporation is 1090 Kifer Road, Sunnyvale, California 94086. Mr. Brian L. Halla, Mr. Louis Chew, and Mr. John M. Clark III exercise shared voting and dispositive power over these shares.

(12)	Includes 1,612,686 shares held by Technology Venture Investors-3; 27,075 shares held by TVI Management-3; and 437,578 shares held by Technology Venture Investors-IV. The address for these entities is 2480 Sand Hill Road, Suite 101, Menlo Park, California 94025. Mr. Mark G. Wilson, Mr. Burton McMurtry, Mr. David F. Marquardt, Mr. Robert C. Kagle, and Mr. John Johnston exercise shared voting and dispositive power over these shares.

(13)	Includes 1,555,170 shares held by Sprout Capital V; 129,515 shares held by Sprout Technology Fund; and 332,595 shares held by Sprout Capital VI, L.P.; 102,983 shares held by DLJ Venture Capital Fund; and 11,402 shares held by DLJ Venture Capital Fund II, L.P. The address for these entities is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, California 94025. Mr. Keith B. Geeslin and Ms. Janet A. Hickey exercise shared voting and dispositive power over the shares held by Sprout Capital V; Mr. Keith B. Geeslin, Ms. Janet A. Hickey, Mr. Robert Finzi, Ms. Kathleen D. La. Porte, and Mr. Arthur S. Zuckerman exercise shared voting and dispositive power over the shares held by Sprout Capital VI, L.P.; Mr. Keith B. Geeslin exercises voting and dispositive power over the shares held by Sprout Technology Fund; Mr. Keith B. Geeslin and Ms. Janet A. Hickey exercise shared voting and dispositive power over the shares held by DLJ Venture Capital Fund; and Mr. Keith B. Geeslin, Ms. Janet A. Hickey, and Mr. Robert Finzi exercise shared voting and dispositive power over the shares held by DLJ Venture Capital Fund II, L.P.

(14)	Includes 1,581,855 shares held by Oak Investment Partners IV, Limited Partnership, and 72,112 shares held by Oak IV Affiliates Fund, Limited Partnership. The address for these entities is 525 University Ave., Palo Alto, California 94301. Mr. Bandel L. Carano, Ms. Ann H. Lamont, Mr. Edward F. Glassmeyer, and Mr. Gerald R. Gallagher exercise shared voting and dispositive power over these shares. Mr. Carano, Ms. Lamont, Mr. Glassmeyer, and Mr. Gallagher disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(15)	The address for Kleiner, Perkins, Caufield & Byers IV is 2750 Sand Hill Road, Menlo Park, California 94025. Mr. Vinod Khosla exercises sole voting and dispositive power over these shares.

(16)	Includes 3,196 shares held by Delphi BioInvestments, L.P.; 872 shares held by Delphi BioInvestments II, L.P.; 901,294 shares held by Delphi Ventures, L.P.; and 170,210 shares held by Delphi Ventures II, L.P. The address for these entities is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, California 94025. Mr. James J. Bochnowski and Mr. David L. Douglass exercise shared voting and dispositive power over the shares held by Delphi BioInvestments, L.P. and

Delphi Ventures, L.P. Mr. James J. Bochnowski, Mr. David L. Douglass, and Mr. Donald J. Lothrop exercise shared voting and dispositive power over the shares held by Delphi BioInvestments II, L.P. and Delphi Ventures II, L.P.

(17)	The address for Carver Mead is c/o Foveon, Inc., 3565 Monroe Street, Santa Clara, California 95051.

      If the underwriters exercise their over-allotment option in full from the selling stockholders, the number of shares offered and the beneficial ownership of the selling stockholders will be as follows:

		Beneficial Ownership
		After Offering

	Number of	Number
Selling Stockholders	Shares Offered	of Shares	Percent

National Semiconductor Corporation	197,905	2,468,762	10.8%

Entities affiliated with Technology Venture Investors	154,169	1,923,170	8.4%

Entities affiliated with Sprout Group	158,200	1,973,465	8.7%

Entities affiliated with Oak Investment Partners	122,749	1,531,218	6.7%

Entities affiliated with Delphi Ventures	79,823	995,749	4.4%

The Generics Group AG(1)	37,154	463,477	2.0%

(1)	The Generics Group AG acquired its shares in connection with our acquisition of Absolute Sensors Limited in October 1999. The address for this entity is Harston Mill, Harston, Cambridge CB2 5NH, United Kingdom.

DESCRIPTION OF CAPITAL STOCK

      Upon the completion of this offering, we will be authorized to issue 60,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      As of September 30, 2001, there were 17,782,052 shares of common stock outstanding held by approximately 234 stockholders, which reflects the conversion into common stock of all outstanding shares of preferred stock, including the shares of Series A preferred stock issued in June 1986; the shares of Series B preferred stock issued in June 1987; the shares of Series C preferred stock issued in September 1989; the shares of Series D preferred stock issued in September 1990; the shares of Series E preferred stock issued in November 1994 and February 1995 and to be issued in connection with the warrant dated June 1995; and the shares of Series F preferred stock issued in November 1995 and February 1996. In addition, as of September 30, 2001, there were options outstanding to purchase 4,205,995 shares of common stock. Upon completion of this offering, there will be 22,782,052 shares of common stock outstanding, assuming no exercise of outstanding options under our stock plans.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

      Upon the closing of this offering, the following series of preferred stock will be converted:

•	496,095 outstanding shares of Series A preferred stock issued in June 1986 will be converted on a 3.3391594-for-1 basis into 1,656,537 shares of common stock;

•	871,428 outstanding shares of Series B preferred stock issued in June 1987 will be converted on a 3.0000171-for-1 basis into 2,614,296 shares of common stock;

•	545,455 outstanding shares of Series C preferred stock issued in September 1989 will be converted on a 1-for-1 basis into 545,455 shares of common stock;

•	2,314,284 outstanding shares of Series D preferred stock issued in September 1990 will be converted on a 1-for-1 basis into 2,314,284 shares of common stock;

•	2,887,703 outstanding shares of Series E preferred stock issued in November 1994 and February 1995 and 32,000 shares of Series E preferred stock issuable in connection with a warrant dated June 1995 will be converted on a 1-for-1 basis into 2,887,703 and 32,000 shares of common stock, respectively; and

•	1,055,242 shares of Series F preferred stock issued in November 1995 and February 1996 will be converted on a 1-for-1 basis into 1,055,242 shares of common stock.

      Thereafter, the board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges, and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control of our company, all without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding and we have no present plans to issue any shares of preferred stock.

Registration Rights

      Pursuant to an amended and restated investors rights agreement entered into between us and holders of 11,105,517 shares of common stock issuable upon conversion of our preferred stock, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our best efforts to register the registrable shares.

      We must use our best efforts to register the registrable shares

•	if we receive written notice from holders of 42.5% or more of the registrable shares requesting that we effect a registration with respect to not less than 750,000 of the registrable shares (or a lesser number of registrable shares if the anticipated aggregate offering price would exceed $5.0 million, prior to underwriting discounts and commissions);

•	if we decide to register our own securities (except in connection with this offering or certain offerings for employee benefit plans or acquisitions); or

•	if (1) we are eligible to use Form S-3 (a shortened form of registration statement) and (2) we receive written notice from any holder of registrable shares requesting that we effect a registration on Form S-3 with respect to the registrable shares, the reasonable anticipated price to the public of which is not less than $500,000 (net of underwriting discounts or commissions).

      However, in addition to certain other conditions and limitations, if requested to register registrable shares, we can delay registration for not more than 120 days. In any case where we decide to register our own securities pursuant to an underwritten offering, the managing underwriter may limit the registrable shares to be included in the registration.

      We will bear all registration expenses other than underwriting discounts and commissions, except in the case of registrations on Form S-3 subsequent to the first two registrations on Form S-3. These registration rights terminate upon the holder being able to transfer all of his or her registrable shares pursuant to Rule 144.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

      Upon completion of this offering, we will have 22,782,052 outstanding shares of common stock, based on 17,782,052 shares of common stock outstanding as of September 30, 2001 on an as converted basis. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

      The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below.

      Our directors, executive officers, and certain stockholders have entered into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. Despite possible earlier eligibility for sale under the provisions of Rules 144, 144(k), and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by Bear, Stearns & Co. Inc. These agreements are more fully described in “Underwriting.” Taking into account the lock-up agreements, and assuming Bear, Stearns & Co. Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the registration statement of which this prospectus forms a part, the shares sold in this offering will be immediately available for sale in the public market and approximately 214,201 shares will be eligible for sale pursuant to Rule 144(k), none of which are held by affiliates;

•	beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, approximately 49,597 additional shares will be eligible for sale pursuant to Rule 701 that are not subject to lock-up agreements; and

•	beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, approximately 6,658,332 additional shares held by affiliates will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144; 510,115 additional shares held by nonaffiliates will be eligible for sale pursuant to Rule 701; and 10,349,807 additional shares will be eligible for sale pursuant to Rule 144(k).

      In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal about 227,800 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

      Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

      In addition, we intend to file registration statements under the Securities Act as promptly as possible after the completion of this offering to register shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any options or rights exercised under the 1986 stock option plan and supplemental plan, 1996 stock option plan, the 2000 nonstatutory stock option plan, the 2001 incentive compensation plan, or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of September 30, 2001, there were outstanding options for the purchase of 4,205,995 shares of common stock, of which options to purchase 1,064,132 shares were exercisable, and 3,460,898 shares of common stock had been previously issued upon exercise of options.

      Also, beginning six months after the completion of this offering, holders of 11,105,517 restricted shares will be entitled to registration rights on these shares for sale in the public market. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (877) 777-0800.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement dated             , 2002, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., SG Cowen Securities Corporation, and SoundView Technology Corporation, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Number of
Underwriter	Shares

Bear, Stearns & Co. Inc.

SG Cowen Securities Corporation

SoundView Technology Corporation

Total	5,000,000

      The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares.

      The underwriters propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess of $     per share. The underwriters may allow, and dealers may re-allow, concessions not in excess of $     per share on sales to other dealers. After the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

      The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 750,000 additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter’s initial purchase commitment as indicated in the preceding table.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      Our directors, executive officers, and certain stockholders, who collectively hold a total of 17,518,254 shares of common stock, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable or exchangeable for our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

      In addition, we have agreed that for a period of 180 days after the date of this prospectus we will not offer, sell, or otherwise dispose of any shares of common stock, except for the shares offered in this offering and any shares offered in connection with employee benefit plans, without the consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be the following:

•	our results of operations in recent periods;

•	estimates of our business potential;

•	an assessment of our management;

•	prevailing market conditions; and

•	the prices of similar securities of generally comparable companies.

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SYNA.” We cannot assure you, however, that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

      In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

      A prospectus in electronic format may be made available on Web sites maintained by one or more of the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these Web sites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

      In addition, a prospectus in electronic format is being made available on an Internet website maintained by E*TRADE Securities, Inc. SoundView Technology Corporation, pursuant to a Relationship Agreement with E*TRADE, may offer shares that it underwrites to customers of E*TRADE. The underwriters may allocate a number of shares to SoundView Technology Corporation for sale to online brokerage account holders of E*TRADE Securities, Inc. These online brokerage account holders will have the opportunity to purchase shares using the Internet in accordance with procedures established by E*TRADE Securities, Inc.

      The underwriters have reserved for sale, at the initial public offering price, up to 250,000 shares of common stock for employees, directors, and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

      The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

      The following table shows the underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

		Total

		Without	With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Assumed initial public offering price	$10.00	$50,000,000	$57,500,000

Underwriting discounts and commissions payable by us	0.70	3,500,000	3,500,000

Underwriting discounts and commissions payable by the selling stockholders	0.70	—	525,000

Proceeds, before expenses, to us	9.30	46,500,000	46,500,000

Proceeds to selling stockholders	9.30	—	6,975,000

      Other expenses of this offering, including the registration fees and the fees of financial printers, legal counsel, and accountants, payable by us are expected to be approximately $1,600,000.

LEGAL MATTERS

      The validity of the common stock in this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

EXPERTS

      The consolidated financial statements of Synaptics Incorporated as of June 30, 2000 and 2001, and for each of the three years in the period ended June 30, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to the year ended June 30, 2000, is based in part on the report of KPMG LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

      The financial statements of Foveon, Inc. (a development stage enterprise) as of July 1, 2000 and for each of the years in the two year period ended July 1, 2000 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to Synaptics and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

      Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Synaptics Incorporated

      We have audited the accompanying consolidated balance sheets of Synaptics Incorporated as of June 30, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Foveon, Inc., which statements reflect total assets of $2,982,000 as of July 1, 2000 and net losses of $13,807,000 for the year ended July 1, 2000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the losses from the affiliated company under the equity method and other data included for Foveon, Inc., is based solely on the report of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Synaptics Incorporated at June 30, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

      As discussed more fully in the fourth and fifth paragraphs of Note 1, Organization and Summary of Significant Accounting Policies, Synaptics Incorporated has reassessed its accounting for its ownership interest in an affiliated company and related note payable and, accordingly, has restated the financial statements for the fiscal years ended June 30, 1999 and 2000 to reflect this change.

/S/ ERNST & YOUNG LLP

San Jose, California

July 25, 2001

SYNAPTICS INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share data)

				Pro Forma
				Stockholders’
	June 30,			Equity at
			September 30,	September 30,
	2000	2001	2001	2001

			(unaudited)	(unaudited)

Assets

Current assets:

Cash and cash equivalents	$6,507	$3,766	$5,475

Accounts receivable, net of allowances of $120, $125 and $125 at June 30, 2000 and 2001 and September 30, 2001, respectively	7,100	12,245	12,421

Inventories	3,592	7,290	5,421

Prepaid expenses and other current assets	351	651	624

Total current assets	17,550	23,952	23,941

Property and equipment, net	1,266	1,795	1,781

Other acquired intangible assets, net	323	174	161

Goodwill, net	1,400	765	765

Other assets	122	471	856

Total assets	$20,661	$27,157	$27,504

Liabilities and stockholders’ equity

Current liabilities:

Accounts payable	$4,498	$7,289	$5,643

Accrued compensation	1,160	1,563	1,466

Accrued warranty	479	509	509

Other accrued liabilities	395	1,071	1,468

Capital leases and equipment financing obligations	323	546	521

Total current liabilities	6,855	10,978	9,607

Capital leases and equipment financing obligations, net of current portion	200	329	208

Note payable to a related party	1,500	1,500	1,500

Other liabilities	568	596	617
Commitments and contingencies

Stockholders’ equity:

Convertible preferred stock, no par value (aggregate liquidation preference — $18,778):
Authorized shares — 12,000,000

Issued and outstanding shares — 8,170,207 ($.001 par value; 10,000,000 shares authorized; no shares issued and outstanding, pro forma)	18,650	18,650	18,650	$—

Common stock, no par value:
Authorized shares — 25,000,000

Issued and outstanding shares — 5,948,288 and 6,601,849 at June 30, 2000 and 2001 and 6,676,535 at September 30, 2001 ($.001 par value; 60,000,000 shares authorized; 17,782,052 shares issued and outstanding, pro forma)	3,004	6,194	6,304	18

Additional paid-in capital	—	—	—	25,016

Deferred stock compensation	(138)	(1,649)	(1,528)	(1,528)

Notes receivable from stockholders	(633)	(906)	(906)	(906)

Accumulated deficit	(9,345)	(8,535)	(6,948)	(6,948)

Total stockholders’ equity	11,538	13,754	15,572	$15,652

Total liabilities and stockholders’ equity	$20,661	$27,157	$27,504

See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

				Three Months Ended
	Years Ended June 30,			September 30,

	1999	2000	2001	2000		2001

				(unaudited)

Net revenue	$29,842	$43,447	$73,698		$13,988	$23,569

Cost of revenue(1)	17,824	25,652	50,811		8,959	14,607

Gross margin	12,018	17,795	22,887		5,029	8,962
Operating expenses

Research and development(1)	4,851	8,386	11,590		2,792	3,691

Selling, general, and administrative(1)	5,534	7,407	9,106		1,961	2,674

Acquired in-process research and development	—	855	—		—	—

Amortization of goodwill and other acquired intangible assets	—	605	784		197	13

Amortization of deferred stock compensation	—	82	597		154	121

Total operating expenses	10,385	17,335	22,077		5,104	6,499

Operating income (loss)	1,633	460	810		(75)	2,463

Interest income	483	524	363		140	33

Interest expense	(149)	(159)	(183)		(38)	(64)

Income before income taxes and equity losses	1,967	825	990		27	2,432

Provision for income taxes	40	120	180		26	845

Equity in losses of an affiliated company	—	(2,712)	—		—	—

Net income (loss)	$1,927	$(2,007)	$810		$1	$1,587

Net income (loss) per share:

Basic	$0.46	$(0.38)	$0.13	$	*	$0.24

Diluted	$0.12	$(0.38)	$0.04	$	*	$0.08

Shares used in computing net income (loss) per share:

Basic	4,147,159	5,222,738	6,133,866		5,769,262	6,623,353

Diluted	15,897,146	5,222,738	19,879,491		18,654,042	20,362,095

Pro forma net income per share:

Basic			$0.05			$0.09

Diluted			$0.04			$0.08

Shares used in computing pro forma net income per share: Basic			17,207,403			17,696,870

Diluted			19,879,491			20,362,095

*	Less than $0.01 per share.

(1)	Cost of revenue excludes $23,000, $2,000, and $7,000 of amortization of deferred stock compensation for the year ended June 30, 2001 and the three months ended September 30, 2000 and 2001, respectively. Research and development expense excludes $162,000, $10,000, and $49,000 of amortization of deferred stock compensation for the year ended June 30, 2001 and the three months ended September 30, 2000 and 2001, respectively. Selling, general, and administrative expense excludes $82,000, $412,000, $142,000, and $65,000 of amortization of deferred stock compensation for the years ended June 30, 2000 and 2001 and the three months ended September 30, 2000 and 2001, respectively. These amounts have been aggregated and reflected as “Amortization of deferred stock compensation.”

See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except for share data)

	Convertible					Notes
	Preferred Stock		Common Stock		Deferred	Receivable
					Stock	From	Accumulated
	Shares	Amount	Shares	Amount	Compensation	Stockholders	Deficit

Balance at June 30, 1998 (as restated)	8,170,207	$18,650	4,018,867	$344	$—	$—	$(9,265)

Issuance of common stock for option exercises	—	—	763,741	594	—	(493)	—

Net income and comprehensive income	—	—	—	—	—	—	1,927

Balance at June 30, 1999	8,170,207	18,650	4,782,608	938	—	(493)	(7,338)

Issuance of common stock for option exercises		—	542,100	512	—	(300)	—

Issuance of common stock for acquisition of Absolute Sensors Limited	—	—	652,025	1,302	—	—	—

Issuance of common stock for acquisition of sales representative workforce	—	—	37,500	75	—	—	—

Issuance of common stock to consultants for services rendered	—	—	31,835	55	—	—	—

Repayment of notes receivable from stockholders	—	—	—	—	—	62	—

Repurchase of common stock from employee upon retirement of notes receivable	—	—	(97,780)	(98)	—	98	—

Deferred stock compensation	—	—	—	220	(220)	—	—

Amortization of deferred stock compensation	—	—	—	—	82	—	—

Net loss and comprehensive loss	—	—	—	—	—	—	(2,007)

Balance at June 30, 2000	8,170,207	18,650	5,948,288	3,004	(138)	(633)	(9,345)

Issuance of common stock for option exercises	—	—	653,561	880	—	(273)	—

Deferred stock compensation	—	—	—	2,108	(2,108)	—	—

Amortization of deferred stock compensation	—	—	—	—	597	—	—

Stock compensation in connection with modification of terms of stock options	—	—	—	202	—	—	—

Net income and comprehensive income	—	—	—	—		—	810

Balance at June 30, 2001	8,170,207	18,650	6,601,849	6,194	(1,649)	(906)	(8,535)

Issuance of common stock for option exercises (unaudited)	—	—	74,686	110	—	—	—

Amortization of deferred stock compensation (unaudited)	—	—	—	—	121	—	—

Net income and comprehensive income (unaudited)	—	—	—	—	—	—	1,587

Balance at September 30, 2001 (unaudited)	8,170,207	$18,650	6,676,535	$6,304	$(1,528)	$(906)	$(6,948)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Total
Stockholders’
Equity

Balance at June 30, 1998 (as restated)	$9,729

Issuance of common stock for option exercises	101

Net income and comprehensive income	1,927

Balance at June 30, 1999	11,757

Issuance of common stock for option exercises	212

Issuance of common stock for acquisition of Absolute Sensors Limited	1,302

Issuance of common stock for acquisition of sales representative workforce	75

Issuance of common stock to consultants for services rendered	55

Repayment of notes receivable from stockholders	62

Repurchase of common stock from employee upon retirement of notes receivable	—

Deferred stock compensation	—

Amortization of deferred stock compensation	82

Net loss and comprehensive loss	(2,007)

Balance at June 30, 2000	11,538

Issuance of common stock for option exercises	607

Deferred stock compensation	—

Amortization of deferred stock compensation	597

Stock compensation in connection with modification of terms of stock options	202

Net income and comprehensive income	810

Balance at June 30, 2001	13,754

Issuance of common stock for option exercises (unaudited)	110

Amortization of deferred stock compensation (unaudited)	121

Net income and comprehensive income (unaudited)	1,587

Balance at September 30, 2001 (unaudited)	$15,572

See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

				Three Months Ended
	Years Ended June 30,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Operating activities

Net income (loss)	$1,927	$(2,007)	$810	$1	$1,587

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Acquired in-process research and development	—	855	—	—	—

Equity in losses of an affiliated company	—	2,712	—	—	—

Depreciation and amortization of property and equipment	535	642	876	162	291

Amortization of goodwill and other acquired intangible assets	—	605	784	197	13

Amortization of deferred stock compensation	—	82	597	154	121

Stock compensation in connection with modification of terms of stock options	—	—	202	—	—

Fair value of common stock issued to consultants for services rendered	—	55	—	—	—

Changes in operating assets and liabilities:

Accounts receivable	(1,907)	(3,671)	(5,145)	(1,546)	(176)

Inventories	297	(1,549)	(3,698)	743	1,869

Prepaid expenses and other current assets	81	(114)	(300)	8	27

Other assets	18	(59)	(349)	20	(385)

Accounts payable	(802)	2,508	2,791	187	(1,646)

Accrued compensation	522	4	403	(256)	(97)

Accrued warranty	(34)	(121)	30	—	—

Other accrued liabilities	(431)	(292)	676	(26)	397

Other liabilities	95	310	28	26	21

Net cash provided by (used in) operating activities	301	(40)	(2,295)	(330)	2,022

Investing activities

Purchase of property and equipment	(315)	(1,101)	(982)	(137)	(277)

Cash paid in connection with the acquisition of Absolute Sensors Limited	—	(1,450)	—	—	—

Advances to an affiliated company	—	(2,712)	—	—	—

Net cash used in investing activities	(315)	(5,263)	(982)	(137)	(277)
See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(in thousands)

				Three Months Ended
	Years Ended June 30,			September 30,

	1999	2000	2001	2000	2001

				(unaudited)

Financing activities

Payments on capital leases and equipment financing obligations	$(285)	$(397)	$(570)	$(93)	$(146)

Proceeds from equipment financing	396	222	499	—	—

Proceeds from issuance of common stock upon exercise of options, net of notes receivable	101	212	607	173	110

Repayment of notes receivable from stockholders	—	62	—	—	—

Net cash provided by financing activities	212	99	536	80	(36)

Increase (decrease) in cash and cash equivalents	198	(5,204)	(2,741)	(387)	1,709

Cash and cash equivalents at beginning of period	11,513	11,711	6,507	6,507	3,766

Cash and cash equivalents at end of period	$11,711	$6,507	$3,766	$6,120	$5,475

Supplemental disclosures of cash flow information

Retirement of equipment and related accumulated depreciation for property and equipment no longer in service	$1,143	$—	$1,655	$—	$—

Cash paid for interest	54	59	76	11	35

Cash paid for taxes	—	160	—	—	375

Issuance of common stock to employees for notes receivable	493	300	273	—	—

Cancellation of note receivable from stockholders	—	98	—	—	—

Equipment acquired under a capital lease	—	—	423	—	—

Acquisition of sales representative work force through the issuance of common stock	—	150	—	—	—

Acquisition of Absolute Sensors Limited:

Issuance of common stock	—	1,302	—	—	—

Equipment and furniture acquired	—	138	—	—	—

Accounts receivable acquired	—	100

Liabilities assumed	—	520	—	—	—
See accompanying notes.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

1. Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

      Synaptics Incorporated (“Synaptics” or the “Company”) was founded in March 1986. The Company develops intuitive user interface solutions for intelligent electronic devices and products. The Company started shipping its current core product, the TouchPad, in 1995. The TouchPad is incorporated into a number of notebook computer product lines by original equipment manufacturers (OEMs) and contract manufacturers and sold throughout the world.

      The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

      The Company’s fiscal year ends on the last Saturday in June. For ease of presentation, the accompanying financial statements have been shown as ending on June 30 and calendar quarter ends for all annual, interim, and quarterly financial statement captions. The years ended June 30, 1999 and 2000 consisted of 52 weeks, and the year ended June 30, 2001 consisted of 53 weeks.

Reassessment of Accounting for Ownership Interest in Affiliated Company

      As described in more detail under Note 2, Ownership Interest in Affiliated Company and Note Payable to Related Party, during the year ended June 30, 1998, the Company acquired convertible preferred stock of Foveon, Inc. (“Foveon”) in exchange for the contribution of technology and proceeds from a limited-recourse loan from National Semiconductor Corporation (“National”). Additionally, during the year ended June 30, 2000, the Company advanced to Foveon a total of $2,712,000 in return for convertible promissory notes. The Company had previously determined to account for the investment in Foveon on the cost basis. During the year ended June 30, 2000, the Company had written down the advances to Foveon due to an other-than-temporary decline in the fair value of convertible promissory notes.

      Upon further review and based on discussions with the Securities and Exchange Commission (“SEC”), the Company has reassessed its accounting of the investment in Foveon and has determined that this investment should be accounted for on the basis of equity accounting pursuant to the guidance under Accounting Principles Board Opinion (“APB”) No. 18 “The Equity Method of Accounting for Investments in Common Stock.” As a result, the Company has recorded $1,500,000 as equity in losses of an affiliated company and interest expense of $82,000 on the related note payable for the year ended June 30, 1998 and has revised its total assets and accumulated deficit as of July 1, 1999. The Company has also recorded $2,712,000 as equity in losses of an affiliated company for the year ended June 30, 2000, which losses had previously been reflected as an investment write-down, and additional interest expense of $95,000 and $100,000 during 1999 and 2000 (per share impact of $0.02 and nil per share, basic and diluted, respectively, during 1999, and $0.02 per share, basic and diluted, in 2000).

Unaudited Interim Financial Statements

      The financial information at September 30, 2001 and for the three months ended September 30, 2000 and 2001 is unaudited but includes all adjustments (consisting of only normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and the operating results and cash flows for those interim periods. Results for the three months ended September 2001 are not necessarily indicative of results that may be expected for the year ending June 30, 2002 or any other future period.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

      The Company considers highly liquid investments that mature within ninety days of the original purchase date to be cash equivalents. Cash and cash equivalents as of the balance sheet dates consisted primarily of money market accounts with financial institutions of good credit standing and governmental cash funds. Fair values of cash and cash equivalents approximated cost due to the short period of time to maturity. The Company has no material unrealized gains or losses on cash equivalents at any of the balance sheet dates presented.

Concentration of Credit Risk

      The Company sells its products primarily to contract manufacturers that provide manufacturing services to notebook computer OEMs. Credit is extended based on an evaluation of a customer’s financial condition, and the Company generally does not require collateral. To date, credit losses have been within management’s expectations, and the Company believes that an adequate allowance for doubtful accounts has been provided. One of the contract manufacturers for OEMs comprised 24%, 37% and 19% of the Company’s accounts receivable balance at June 30, 2000 and 2001, and September 30, 2001, respectively. One other individual contract manufacturer for OEMs comprised 13%, 13% and 32% of the Company’s accounts receivable balance at June 30, 2000 and 2001 and September 30, 2001, respectively. These contract manufacturers are located in Taiwan.

Other Concentrations

      The Company’s products include certain components that are currently single sourced. The Company believes other vendors would be able to provide similar components; however, the qualification of such vendors may require start-up time. In order to mitigate any adverse impacts from a disruption of supply, the Company attempts to maintain an approximate three-month supply of critical single-sourced components.

Revenue Recognition

      Revenue from product sales is recognized upon shipment and transfer of title. The Company accrues for estimated sales returns, warranty costs, and other allowances at the time of shipment based on historical experience.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

Inventories

      Inventories are stated at the lower of cost (first-in, first-out method) or market and consisted of the following (in thousands):

	June 30,
			September 30,
	2000	2001	2001

Raw materials and work-in-process	$2,970	$6,938	$5,226

Finished goods	622	352	195

	$3,592	$7,290	$5,421

Equipment and Furniture

      Equipment and furniture are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets of three years or the lease term. During the years ended June 30, 1999 and June 30, 2001, the Company retired fully depreciated equipment and furniture at an original cost of $1,143,000 and $1,655,000, respectively. No such equipment and furniture was retired during the year ended June 30, 2000, or the three month periods ended September 30, 2000 and 2001.

Foreign Currency Translation

      The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.” Monetary assets and liabilities of the Company and its subsidiaries not denominated in the functional currency are translated into U.S. dollar equivalents at the rate of exchange in effect on the balance sheet date. Non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the translation. Revenue and expenses are translated at the weighted average exchange rate in the month that the transaction occurred. Remeasurement of monetary assets and liabilities that are not denominated in the functional currency are included currently in operating results. Translation gains (losses) included in operating results for the years ended June 30, 2000 and 2001, and for the three months ended September 30, 2000, and 2001 totaled ($94,000), $29,000, ($10,000) and $18,300, respectively. The Company did not incur translation gains (losses) during fiscal year 1999. To date, the Company has not undertaken hedging transactions related to foreign currency exposure.

Goodwill and Other Acquired Intangible Assets

      Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other acquired intangible assets primarily represent core technology and patent rights. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets (“FAS 141” and “FAS 142”, respectively). FAS 141 supercedes APB Opinion No. 16, Business Combinations, and eliminates the pooling-of-interest method of accounting for business combinations. FAS 141 also changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) the intangible asset arises from contractual or other rights, or (2) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. The Company has adopted the provisions of FAS 141 effective July 1, 2001, the results of which are reflected in the accompanying consolidated financial statements effective for the three month period ended

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

September 30, 2001. Adoption of FAS 141 did not have any impact on the Company’s financial position or historical results of operations. However, certain intangible assets that did not meet the new criteria for recognition as a separate class of intangible assets have been reclassified as part of goodwill for all periods presented.

      FAS 142 supercedes APB Opinion No. 17, Intangible Assets, and requires goodwill and other intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. The Company had previously amortized goodwill over its estimated useful life of three years; however, pursuant to the adoption of FAS 142 on July 1, 2001, the goodwill is no longer amortized. The Company continues to amortize separately identifiable intangible assets with finite useful lives over periods ranging from two to three years and the adoption of FAS 142 had no impact on such identifiable intangible assets. In management’s opinion, no material impairment existed at June 30, 2001 or September 30, 2001.

Impairment of Long-Lived Assets

      The Company evaluates long-lived assets, including goodwill and acquired intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Ownership Interest in Affiliated Company

      Investment consists of an ownership interest in the form of convertible preferred stock in a privately held development stage company. The Company accounts for the investment under the equity method in accordance with APB 18 and the Emerging Issues Task Force (“EITF”) topic D-68 and issues No. 98-13 and No. 99-10. The Company considers its ownership of preferred stock and advances made to the affiliated company in determining the amount of equity losses to be recognized (see Note 2).

Segment Information

      Synaptics has adopted the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 131, “Disclosure About Segments of an Enterprise and Related Information” (“FAS 131”). Synaptics operates in one segment, the development, marketing, and sale of intuitive user interface solutions for intelligent electronic devices and products.

Stock-Based Compensation

      As permitted by FAS 123, “Accounting for Stock-Based Compensation,” the Company applies APB25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans and, accordingly, recognizes no compensation expense for stock option grants with an exercise price equal to the fair market value of the shares at the date of grant. The Company provides additional pro forma disclosures as required under FAS 123.

      Options granted to consultants and other nonemployees are accounted for at fair value determined by using the Black-Scholes method in accordance with EITF Consensus No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services.” These options are subject to periodic revaluation over their vesting term, if any. The assumptions used to value stock-based awards to consultants and non-employees are similar to those used

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

for employees, except that a volatility of 0.8 was used. (See Note 6 for pro forma disclosure of stock-based compensation pursuant to FAS 123).

Warranty

      The Company, upon product shipment, provides for estimated warranty costs to repair or replace products for a period of twelve months from the date of sale. To date, warranty costs have been within management’s expectations and have not been material.

Advertising Expense

      All advertising costs are expensed as incurred. The advertising costs for the year ended June 30, 2001, and for the three months ended September 30, 2000 and 2001 amounted to $322,000, $80,000, and $59,000, respectively. Advertising costs for the years ended June 30, 1999 and 2000 were insignificant.

Comprehensive Income (Loss)

      Comprehensive income includes all changes in stockholders’ equity during a period, except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) comprises unrealized gains and losses, on available-for-sale securities, which have been immaterial to date. As a result, comprehensive income (loss) approximates net income (loss) for all periods presented.

Income Taxes

      The Company accounts for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse.

Research and Development

      Costs to develop Synaptics’ products, which include the costs incurred to design interface solutions for customers prior to the customers incorporating those solutions into their products, are expensed as incurred in accordance with FAS 2 “Accounting for Research and Development Costs,” which establishes accounting and reporting standards for research and development costs.

      The Company accounts for software development costs in accordance with the FAS 86 “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” which requires capitalization of certain software development costs once technological feasibility for the software component is established, and research and development activities for the hardware component are completed. Based on Synaptics’ development process, the time period between the establishment of technological feasibility and completion of the hardware component and the release of the product is short and capitalization of internal development costs has not been material to date.

Fair Values of Financial Instruments

      The fair values of the Company’s cash equivalents, accounts receivable, prepaid expenses and other current assets, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

Net Income (Loss) Per Share

      Basic and diluted net income (loss) per share amounts are presented in conformity with the FAS 128, “Earnings Per Share,” for all periods presented. In accordance with FAS 128, basic and diluted net loss per share amounts and basic net income per share amounts have been computed using the weighted-average number of shares of common stock outstanding during each period, less shares subject to repurchase. Diluted net income per share amounts also include the effect of potentially dilutive securities, including stock options, warrants and convertible preferred stock, when dilutive. Pro forma basic and diluted net income per share amounts, as presented in the statements of operations, have been computed as described above and also give effect, under SEC guidance, to the conversion of the convertible preferred stock (using the as if converted method) from the original date of issuance.

Recent Accounting Pronouncements

      In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Impairment of Long-Lived Assets (“FAS 144”). FAS 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (“FAS 121”). FAS 144 retains the requirements of FAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. FAS 144 removes goodwill from its scope. FAS 144 is applicable to financial statements issued for fiscal years beginning after December 15, 2001, which in the Company’s case is its fiscal year ending June 30, 2003. The adoption of FAS 144 is not expected to have any material adverse impact on the Company’s financial position or results of its operations.

Reclassification of Prior Year Balances

      Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation.

2. Ownership Interest in Affiliated Company and Note Payable to Related Party

      During the year ended June 30, 1998, the Company entered into agreements with National Semiconductor Corporation (“National”), a related party, with respect to the formation of a development stage company, Foveonics, Inc. (now known as Foveon, Inc.), which was formed to develop and produce digital imaging products. The Company contributed technology for which it had no accounting basis for a 30% interest in Foveon, Inc. (“Foveon”) in the form of voting convertible preferred stock. Under the agreements, the Company had the right to acquire additional shares of convertible preferred stock at a specified price in exchange for a limited-recourse loan from National. National loaned Synaptics $1,500,000 under the limited-recourse note, which Synaptics utilized to purchase additional preferred shares of Foveon which increased the Company’s ownership interest in Foveon to 43%. The note matures in 2007 and bears interest at 6.0%. If the note and related accrued interest is not repaid, National’s sole remedy under the loan is to require Synaptics to return to National a portion of Foveon shares purchased with the proceeds of the loan and held by Synaptics.

      During the year ended June 30, 1998, the Company recorded its share of losses incurred by Foveon under the equity accounting method (see Note 1) on the basis of its proportionate ownership of voting convertible preferred stock and reduced the carrying value of this equity investment to nil as the Company’s share of losses incurred by Foveon exceeded the carrying value of the investment. No equity

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

losses were recorded during the year ended June 30, 1999 as the Company did not have any carrying value associated with the investment.

      During the year ended June 30, 2000, the Company advanced to Foveon a total of $2,712,000 in return for convertible promissory notes. The notes were convertible into shares of Foveon preferred stock in accordance with the defined terms, had a term of ten years, and bore interest at rates ranging from 6.5% to 6.85%, payable at maturity. During the year, the Company recorded its share of losses incurred by Foveon on the basis of its proportionate share of funding provided to Foveon by the Company and National and accordingly recorded additional equity losses limited to the then maximum carrying value of the Company’s total investment, which was $2,712,000 including the ownership of convertible debt securities issued by Foveon (see Note 1). Accordingly, as of June 30, 2000 and 2001, the carrying value of the Company’s investment in Foveon had been reduced to nil as the Company’s share of losses incurred by Foveon exceeded the carrying value of the investment. The Company is not obligated to provide additional funding to Foveon.

      The following is a summary of Foveon’s financial information as of June 30, 2000 and 2001 and for the years ended June 30, 1999, 2000, and 2001 (in thousands):

	June 30,

	1999	2000	2001

Current assets		$1,879	$10,132

Total assets		2,982	11,074

Current liabilities		1,808	1,769

Total liabilities		17,560	1,769

Net loss	($7,927)	(13,807)	(13,606)

      In August 2000, the promissory notes held by the Company and related accrued interest were automatically converted into 443,965 shares of Foveon preferred stock in connection with an equity financing completed by Foveon.

      In connection with the issuance of the convertible promissory notes, the Company also received warrants to purchase 106,718 shares of Foveon Series B preferred stock and warrants to purchase 22,918 shares of Foveon Series C preferred stock at exercise prices of $5.88 and $6.76 per share, respectively, with expiration dates ranging from November 2004 to March 2005. As of June 30, 2001, none of these warrants had been exercised by the Company. The holders of Series A, B, and C of Foveon preferred stock have liquidation preferences of up to $1.09, $5.88, and $6.76 per share, respectively. The preferred shares are convertible into common stock at any time at the option of the stockholders and these shares will automatically convert into common shares upon a firm underwritten public offering of Foveon common stock for proceeds of at least $20 million and a pre-offering market capitalization of at least $225 million. The voting rights of preferred stock were restricted as to the election of board of directors and certain protective provisions with respect to the sale of Foveon or substantially all the assets of Foveon. The preferred stockholders also have the right of first refusal in connection with the purchase of new securities to be offered by Foveon.

3. Acquisitions

Acquisition of Sales Representative Workforce

      In May 1999, the Company’s Board of Directors approved the establishment of a branch in Taiwan. On June 1, 1999, the Company entered into an employee transfer agreement with an outside sales agent

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

(the “agent”) to transfer certain of the agent’s employees to the Company’s subsidiary. In consideration for the transfer of the assembled workforce, the Company entered into a restricted stock purchase agreement (the “Agreement”) with the agent.

      The Agreement required the Company to issue 37,500 fully paid shares of common stock to the agent on the closing date of the agreement and also required the Company to place an additional 37,500 shares in escrow. The escrow shares are to be released to the agent in December 2001, provided that the agent fulfills the covenant not to solicit any employee or consultant for two years from the transfer of the agent’s employee to the Company. The Company recorded the acquisition of assembled sales representative workforce as an intangible asset in the amount of $150,000, representing the fair value of the total stock-based consideration, which is being amortized on a straight–line basis over thirty months.

      The Company was also obligated to pay the agent royalties on net sales in Taiwan between July 1, 1999 and December 31, 1999 and certain administrative services expenses for a period of three months after the closing of the Agreement. Royalties paid to the agent for the period from July 1, 1999 through December 31, 1999 totaled $202,000 and were expensed in the period in which such cost was incurred. Administrative expenses paid to the agent for the required three-month period were not material.

Acquisition of Absolute Sensors Limited

      On October 26, 1999, the Company completed the acquisition of Absolute Sensors Limited (ASL), now known as Synaptics (UK) Limited. ASL, a United Kingdom-based company, is a developer of inductive sensing technology. The Company acquired all of the outstanding shares and certain assets of ASL in exchange for approximately $1,450,000 in cash and 652,025 shares of the Company’s common stock. The total purchase price of ASL, including acquisition-related costs of approximately $232,000, was $3,103,000. The total purchase price was allocated by the Company based on available information with respect to the fair value of assets acquired and liabilities assumed as follows (in thousands):

Acquired core technology	$201

Acquired in-process research and development	855

Acquired workforce	160

Purchased patents	154

Goodwill	1,663

Net book value of acquired assets and liabilities, which approximates fair value	70

Total purchase price	$3,103

      (See Note 1 and the table below for the impact of the adoption of FAS 141 and FAS 142.)

      The purchase price allocation performed by the management resulted in a $855,000 in-process research and development charge related to the value of ASL’s 3D position-sensing technology. The value of acquired in-process research and development represents the appraised value of technology in the development stage that had not yet reached economic and technological feasibility. In reaching this determination, the Company used a present value income approach and considered, among other factors, the stage of development of each product, the time and resources needed to complete each product, and expected income and associated risks. The stage of completion was determined by estimating the costs and time incurred and the milestones completed to date relative to the time and costs incurred to develop the in-process technology into a commercially viable technology or product. The estimated net present value of cash flows was based on incremental future cash flows from revenue expected to be generated by the technology or product being developed. The core technology, goodwill, and other intangibles are being

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

amortized on a straight-line basis over periods from two to three years, the estimated useful lives of these acquired assets. Pursuant to the adoption of FAS 142, goodwill and other intangible assets with an indefinite useful life are no longer amortized. In addition, acquired workforce does not meet the criteria for separate recognition under FAS 142 and therefore is now combined with goodwill (see Note 1).

      Under the agreement, the Company is obligated to issue an aggregate of up to an additional 200,000 shares of its common stock to ASL shareholders as additional purchase consideration if the sale of the Company’s products incorporating ASL technology reach a certain defined volume within a period of twenty-four months after the acquisition. As of September 30, 2001, no additional shares have been issued because ASL’s technology has not been fully developed and the Company has not sold any products that incorporate ASL’s technology. In management’s opinion, the Company is not likely to issue additional shares as the Company does not expect to sell any products incorporating ASL technology through the expiration of the twenty-four month period in October 2001.

      This acquisition was accounted for as a purchase, and accordingly, the results of operations of ASL subsequent to October 26, 1999 are included in the Company’s consolidated statements of operations. Unaudited pro forma net loss of $242,000 ($0.05 per share) and $2,140,000 ($0.39 per share) for the years ended June 30, 1999 and 2000, respectively, represent the combined net loss as if the acquisition had occurred at the beginning of these years and includes the amortization of goodwill and other acquired intangible assets but excludes the charge for acquired in-process research and development as it is nonrecurring. ASL did not generate any revenue from external customers during these periods, and accordingly, pro forma revenue has not been disclosed separately.

      Goodwill and other acquired intangible assets consisted of the following (in thousands):

	June 30,
			September 30,
	2000	2001	2001

Goodwill	$1,823	$1,823

Accumulated amortization	(423)	(1,058)

Carrying value of goodwill	1,400	765	$765

Other Acquired Intangible Assets:

Acquired core technology	201	201	201

Acquired sales representatives	150	150	150

Purchased patents	154	154	154

	505	505	505

Accumulated amortization	(182)	(331)	(344)

	323	174	161

	$1,723	$939	$926

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      Had the Company been accounting for goodwill and other tangible assets under FAS 142 since the date of acquisition, the impact on the reported income (loss) and basic and diluted income (loss) per share would have been as follows (in thousands, except for per share data):

				Three Months
				Ended
	Years Ended June 30,			September 30,

	1999	2000	2001	2000		2001

Reported net income (loss)	$1,927	$(2,007)	$810		$1	$1,587

Add back: Goodwill amortization	—	370	555		139

Add back: Acquired workforce amortization	—	53	80		20

Adjusted net income (loss)	$1,927	$(1,584)	$1,445		$160	$1,587

Net income (loss) per share — Basic:

Reported net income (loss)	$0.46	$(0.38)	$0.13	$	*	$0.24

Goodwill amortization	—	0.07	0.09		0.02

Acquired workforce amortization	—	0.01	0.01		*

Adjusted net income (loss) per share — Basic	$0.46	$(0.30)	$0.23		$0.03	$0.24

Net income (loss) per share — Diluted:

Reported net income (loss)	$0.12	$(0.38)	$0.04	$	*	$0.08

Goodwill amortization	—	0.07	0.03		0.01

Acquired workforce amortization	—	0.01	*		*

Adjusted net income (loss) per share — Diluted	$0.12	$(0.30)	$0.07		$0.01	$0.08

*	Less than $0.01 per share.

4. Property and Equipment

      Property and equipment consisted of the following (in thousands):

	June 30,
			September 30,
	2000	2001	2001

Equipment	$3,267	$3,029	$3,286

Furniture	402	390	410

	3,669	3,419	3,696

Accumulated depreciation and amortization	(2,403)	(1,624)	(1,915)

Property and equipment, net	$1,266	$1,795	$1,781

5. Leases, Equipment Financing Obligations and Line of Credit

Operating Leases

      The Company leases its domestic facility under an operating lease that expires on May 31, 2005. Total rent expense, recognized on a straight-line basis, was approximately $389,000, $583,000 and $708,000 for the years ended June 30, 1999, 2000, and 2001, and $187,000 and $171,000 for the three months ended September 30, 2000, and 2001, respectively.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

Equipment Financing Obligations

      Through June 30, 2001 the Company purchased a total of $618,000 of equipment under an equipment financing line. At June 30, 2000 and 2001, the outstanding balance under this line was approximately $392,0000 and $184,000, respectively. At September 30, 2001, the outstanding balance was approximately $129,000. Obligations under this facility bear interest at rates ranging between 7.79% and 8.89% per year and are payable monthly through September 2003 and are subject to certain financial covenants. Assets acquired under this arrangement secure the related obligations.

      The Company entered into a $750,000 equipment financing line agreement during the year ended June 30, 2001. At June 30, 2001, the outstanding balance under this line approximated $411,000. At September 30, 2001, the outstanding balance approximated $372,000. This obligation bears interest at 8.25% per year and is payable monthly through November 2003 and is subject to certain financial covenants. Assets acquired under this arrangement secure the related obligations.

Capital Leases

      The Company also leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment acquired under capital leases aggregated approximately $1,000,000 and $549,000 at June 30, 2000 and 2001, respectively. Amortization expense related to assets under capital leases is included in depreciation expense. At June 30, 2000 and 2001, the outstanding balance under these capital leases approximated $131,000 and $280,000, respectively. At September 30, 2001, the outstanding balance approximated $228,000.

      The aggregate future minimum rental commitments as of June 30, 2001 for noncancelable operating leases and capital and equipment financing obligations with initial or remaining terms in excess of one year are as follows (in thousands):

		Capital Leases
		and Equipment
	Operating	Financing
	Leases	Obligations

2002 (remaining period)	$718	$596

2003	692	267

2004	709	78

2005	667	—

2006	—	—

Total minimum lease payments	$2,786	941

Less amounts representing interest		66

Present value of net minimum lease payments		875

Less portion due within one year		546

		$329

      In August 2001, the Company entered into a $4.2 million revolving line of credit (“line of credit”) with a bank. Borrowings under this line of credit bear interest at the rate of 0.5% over the bank’s prime rate, are subject to certain financial and non-financial covenants, and are limited to 75% of qualifying account receivables as defined in the agreement with the bank. The line of credit expires on August 29, 2002 and as of September 30, 2001, the Company had not borrowed any amounts under this facility.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

6. Stockholders’ Equity

Convertible Preferred Stock

      The Company has six classes of convertible preferred stock outstanding that are designated as Series A, B, C, D, E, and F. The Series A, B, C, D, E, and F convertible preferred stock are entitled to annual noncumulative cash dividends, when and if declared by the Board of Directors, of $0.10, $0.14, $0.088, $0.14, $0.25, and $0.45 per share, respectively, prior to the payment of any dividends on common stock. There were no dividends declared or payable at September 30, 2001.

      Each share of Series A, B, C, D, E, and F convertible preferred stock may be converted into common stock at the option of the holder. Series A, B, C, D, E, and F convertible preferred stock are convertible into 3.34, 3.00, 1.00, 1.00, 1.00, and 1.00 shares of common stock, respectively. Each share of Series A, B, C, D, E, and F convertible preferred stock will be automatically converted into shares of common stock upon the closing of a public offering of the Company’s common stock at a price per share of at least $4.50 and an aggregate offering price of at least $7,500,000. As of September 30, 2001, 11,105,517 shares of common stock are reserved for issuance upon the conversion of the Series A, B, C, D, E, and F convertible preferred stock and warrants.

      Each preferred share has voting rights equal to the number of common shares into which it is convertible. Upon liquidation, the holders of the Series A, B, C, D, E, and F convertible preferred stock are entitled to receive $1.28, $1.75, $1.10, $1.75, $2.50, and $4.50 per share, respectively, plus any declared but unpaid dividends, before any distribution may be made to the holders of common shares. The aggregate liquidation preference at June 30, 2001 and September 30, 2001 was $18,778,000.

      Information with respect to convertible preferred stock at June 30, 2001 is as follows:

	Issued and
	Designated	Outstanding	Liquidation
	Shares	Shares	Preference

			(in thousands)

Series A	496,095	496,095	$635

Series B	871,428	871,428	1,525

Series C	545,455	545,455	600

Series D	2,314,284	2,314,284	4,050

Series E	2,887,703	2,887,703	7,219

Series F	1,055,556	1,055,242	4,749

	8,170,521	8,170,207	$18,778

Stock-Based Compensation

      During 1986, 1996, 2000, and 2001, the Company adopted stock option plans (the “Plans”) under which employees and directors may be granted incentive stock options or nonqualified stock options to purchase up to a total of 7,050,000 shares of the Company’s common stock at not less than 100% or 85% of the fair value, respectively, on the date of grant as determined by the Board of Directors.

      Options issued under the Plans generally vest 25% at the end of twelve months from the vesting commencement date and approximately 2% each month thereafter or 100% at the end of forty-eight months from the vesting commencement date. Options not exercised ten years after the date of grant are canceled.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      The 1986 Stock Option Plan expired by its terms with respect to any future option grants effective November 1996. At September 30, 2001, all shares available for issuance are pursuant to the 1996 Stock Option Plan and 2000 Nonstatutory Stock Option Plan.

      In May 1998, the Board of Directors authorized the Company to reprice options granted to all employees (except certain executive officers with grants that contained accelerated vesting provisions) having an exercise price greater than $1.00 for options with an exercise price of $1.00 (the fair value of the Company’s stock on June 30, 1998 when the exchange was effected). The repricing was effective June 30, 1998 through July 10, 1998. Under the terms of this stock option repricing, no portion of any repriced option was exercisable until December 31, 1998, but normal vesting schedules were not impacted. Options representing the right to purchase 455,000 shares of common stock were repriced.

      During the year ended June 30, 2000, the Company issued 31,835 shares of common stock to vendors and consultants in exchange for services rendered to the Company. The fair value of $55,000 assigned to the shares was based on the Company’s estimate of the fair value of the common stock. The fair value of such shares was amortized over the period in which the services were rendered to the Company. No shares of common stock were issued to vendors or consultants during the year ended June 30, 2001.

      During the years ended June 30, 2000 and 2001, the Company granted options for the purchase of 52,500 and 17,000 shares of common stock, respectively, to consultants and advisors of the Company, in consideration for services, at an exercise price of $2.50 per share. These options became vested and exercisable upon achievement of predetermined milestones and accordingly were subject to periodic re-measurement over the vesting period of six months. The Company recorded deferred stock compensation of approximately $135,000 and $168,000 for the years ended June 30, 2000 and 2001, respectively, representing the fair value of stock options on the respective grant dates, which was computed on the basis of Black-Scholes methodology using the valuation inputs similar to those used for employees except for the use of contractual life of the options instead of the expected life. The Company recorded compensation expense of approximately $80,000, $223,000 and $137,000 for the years ended June 30, 2000 and 2001 and the three months ended September 30, 2000, respectively, related to the amortization of deferred compensation for these options. These options became fully vested during the year ended June 30, 2001.

      The Company also recorded compensation charges of $202,000 for the year ended June 30, 2001, in connection with the modification of terms of stock options granted to certain employees, which modification related to the acceleration of vesting upon termination of employment and exercisability of the option for the aggregate number of 73,750 shares. The compensation expense was computed on the basis of intrinsic value representing the difference between the option exercise price and the deemed fair value of underlying common stock on the respective date of modification of terms. The underlying options had exercise prices ranging from $2.00 to $2.50 per share. As of June 30, 2001, all of the options were fully vested and had been exercised.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      The following table summarizes option activity for the years ended June 30, 1999, 2000, and 2001 and for the three months ended September 30, 2001:

		Options Outstanding

			Weighted
			Average
	Shares	Number	Exercise
	Available	of Shares	Price

Balance at June 30, 1998	271,795	2,579,838	$1.48

Additional shares authorized	750,000	—

Options granted	(1,767,000)	1,767,000	$1.18

Options exercised	—	(763,741)	$0.78

Options canceled	1,009,500	(1,267,806)	$1.56

Balance at June 30, 1999	264,295	2,315,291	$1.13

Additional shares authorized	1,750,000	—

Options granted	(1,951,410)	1,951,410	$2.27

Options exercised	—	(542,100)	$1.06

Options canceled	224,581	(224,581)	$1.27

Balance at June 30, 2000	287,466	3,500,020	$1.77

Additional shares authorized	1,600,000	—

Options granted	(1,651,272)	1,651,272	$4.24

Options exercised	—	(653,561)	$1.35

Options cancelled	506,490	(526,490)	$2.04

Balance at June 30, 2001	742,684	3,971,241	$2.81

Additional shares authorized	600,000	—

Options granted	(354,440)	354,440	$8.50

Options exercised	—	(74,686)	$1.47

Options cancelled	45,000	(45,000)	$3.39

Balance at September 30, 2001	1,033,244	4,205,995	$3.30

      The weighted average grant date fair value of options was $0.26, $0.61, and $2.25 for the years ended June 30, 1999, 2000, and 2001, respectively.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      The following table summarizes stock options outstanding at June 30, 2001:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$0.20	32,000	0.16	$0.20	32,000	$0.20
$0.60	20,000	3.95	$0.60	20,000	$0.60
$1.00	730,748	7.12	$1.00	349,337	$1.00
$2.00	809,526	8.11	$2.00	366,437	$2.00
$2.50	882,227	9.27	$2.50	156,372	$2.50
$2.90 – $3.00	793,250	9.07	$2.99	16,436	$3.00
$3.50 – $4.50	235,000	9.14	$3.60	15,556	$3.50
$5.50 – $6.50	242,500	9.52	$5.91	—	—
$8.50	225,990	9.75	$8.50	—	—

0.20 – $8.50	3,971,241	8.53	$2.81	956,138	$1.66

      At June 30, 2000, 811,989 shares were exercisable at a weighted average exercise price of $1.05.

      The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. When the exercise price of the Company’s employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

      Pro forma information regarding net income (loss) has been determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123 during the years ended June 30, 1999, 2000, and 2001. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions:

	Years Ended June 30,

	1999	2000	2001

Expected volatility	N/A	N/A	N/A

Expected life of options in years	5	5	5

Risk-free interest rate	4.78%	6.29%	5.65%

Expected dividend yield	0	0	0

      The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, pro forma income (loss) would be as follows:

	Years Ended June 30,

	1999	2000	2001

	(in thousands, except for
	per share data)
Net income (loss)

As reported	$1,927	$(2,007)	$810

Pro forma	$1,580	$2,432	$453
Net income (loss) per share — Basic

As reported	$0.46	$(0.38)	$0.13

Pro forma	$0.38	$(0.47)	$0.07
Net income (loss) per share — Diluted

As reported	$0.12	$(0.38)	$0.04

Pro forma	$0.10	$(0.47)	$0.02

Deferred Compensation

      Synaptics recorded deferred stock compensation of $85,000 and $1,940,000 during the years ended June 30, 2000 and 2001, respectively, representing the aggregate difference between the exercise prices of options granted to employees and the deemed fair values for common stock subject to the options as of the respective measurement dates. These amounts are being amortized by charges to operations, on a straight-line basis, over the vesting periods of the individual stock options. During the years ended June 30, 2000 and 2001, the Company recorded $2,000 and $374,000, respectively, of amortization expense related to deferred stock compensation. During the three months ended September 30, 2000 and 2001, the Company recorded amortization expense of $17,000, and $121,000, respectively.

Warrants

      In connection with certain financing transactions during 1995 the Board of Directors authorized the issuance of warrants to purchase 32,000 shares of the Company’s Series E preferred stock at an exercise price of $2.50 per share. The warrants expire on May 31, 2002. The grant date fair value of the warrants for financial reporting purposes was determined to be immaterial.

Shares Reserved for Future Issuance

      Synaptics has reserved shares of common stock for future issuance as follows:

	June 30,	September 30,
	2001	2001

Convertible preferred stock, including effect of preferred stock warrants	11,105,517	11,105,517

Stock options outstanding	3,971,241	4,205,995

Stock options, available for grant	742,684	1,033,244

Shares issuable under acquisition agreements subject to future performance	237,500	237,500

Total	16,056,942	16,582,256

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      Subsequent to September 30, 2001, the Company has issued 296,866 shares of common stock pursuant to the exercise of options outstanding under the Company’s stock option plans.

7. Notes Receivable from Stockholders

      During the years ended June 30, 1999 and 2000, the Company received $493,000 and $300,000, respectively, of full-recourse notes receivable from certain employees, which notes bear interest at rates ranging from 4.5% to 6.12%, in consideration for stock issued upon the exercise of stock options. During the year ended June 30, 2001, the Company received $200,000 of full-recourse and $73,000 of non-recourse notes receivable from certain employees in consideration for stock issued upon the exercise of stock options. These notes bear interest at rates ranging from 6.1% to 6.25%. The notes and accrued interest, which are compounded semiannually, become due over the period from December 2002 to October 2009 or upon termination of employment, whichever is earlier. As of June 30, 2000 and 2001 and September 30, 2001, the principal amounts outstanding amounted to $633,000, $906,000, and $906,000, respectively. The non-recourse notes receivable were issued in connection with fully vested and exercisable stock options. The Company recorded compensation expense of approximately $109,000 computed on the basis of the intrinsic value of the options on the date of the exercise of the stock options and issuance of the notes (see Note 6).

8. Employee benefit plans

401(k) Plan

      The Company has a 401(k) Retirement Savings Plan for full-time employees (the “Plan”). Under the Plan, eligible employees may contribute a maximum of 25% of their net compensation or the annual limit of $10,500 permitted by law. The Company does not provide any matching funds.

2001 Employee Stock Purchase Plan

      The Company adopted the 2001 Employee Stock Purchase Plan (the “Purchase Plan”) in February 2001. The Purchase Plan becomes effective on the effective date of the registration statement for an initial public offering (“IPO”) of the Company’s common stock. The Purchase Plan allows employees to designate up to 15% of their total compensation to purchase shares of common stock at 85% of fair market value. The Company has reserved 1,000,000 shares of common stock for issuance under the Purchase Plan.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

9. Income Taxes

      The provision for income taxes consists of the following (in thousands):

	Years Ended June 30,

	1999	2000	2001

Current:

Federal	$40	$58	$475

State	—	1	1

Foreign	—	61	104

Total current	40	120	580

Deferred:

Federal	—	—	(400)

State	—	—	—

Foreign	—	—	—

Total deferred	—	—	(400)

Total provision	$40	$120	$180

      Income (loss) before provision for income taxes and equity losses consisted of the following (in thousands):

	Years Ended June 30,

	1999	2000	2001

U.S.	$1,967	$2,033	$1,371

Foreign	—	(1,208)	(381)

Total	$1,967	$825	$990

      The provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands):

	Years Ended June 30,

	1999	2000	2001

Provision (benefit) at U.S. federal statutory rate	$688	$289	$347

Unbenefited losses (utilization of net operating losses)	(746)	(794)	(236)

Acquired in-process research and development	—	299	—

Goodwill amortization	—	176	263

Research and development credit	—	—	(536)

Alternative minimum tax	40	59	—

Other	58	91	342

	$40	$120	$180

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      Significant components of the Company’s deferred tax assets are as follows (in thousands):

	June 30,

	2000	2001

Net operating loss carryforwards	$280	$—

Research and development credit carryforwards	1,575	1,025

Equity in losses of an affiliated company	1,085	1,085

Other	1,316	1,739

Valuation allowance	(4,256)	(3,434)

Total deferred assets	—	415

Deferred Tax Liabilities:

Foreign income repatriation	—	(15)

Total deferred tax liabilities	—	(15)

Net Deferred Tax Asset	$—	$400

      Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. At June 30, 2001, the Company had provided a valuation allowance of $3,434,000 against most of its tax assets due to uncertainty surrounding their realization. The valuation allowance decreased by approximately $800,000 during the fiscal year ended June 30, 2001 and increased by approximately $700,000 during the fiscal year ended June 30, 2000 and decreased by approximately $700,000 during the fiscal year ended June 30, 1999.

      As of June 30, 2001, the Company also had federal research and development tax credit carryforwards of approximately $700,000. The credit carryforwards will expire at various dates from 2012 through 2021 if not utilized.

      The income tax provision for the three months ended September 30, 2000 and September 30, 2001 reflects income tax on expected pre-tax income for the year partially offset by a research and development tax credit, and for fiscal 2000 also reflects the benefit of utilizing net operating loss carryforwards.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

10. Net Income (Loss) Per Share

      The following table presents the computation of basic and diluted and pro forma basic and diluted net income (loss) per share:

				Three Months Ended
	Years Ended June 30,			September 30,

	1999	2000	2001	2000		2001

	(in thousands, except for share			(unaudited)
	and per share data)

Numerator for basic and diluted net income (loss) per share:

Net income (loss)	$1,927	$(2,007)	$810		$1	$1,587

Denominator for basic net income (loss) per share:

Weighted average common shares outstanding	4,436,352	5,498,218	6,329,832		5,975,212	6,647,729

Less: Weighted average shares subject to repurchase	(289,193)	(275,480)	(195,946)		(205,950)	(24,376)

Denominator for basic net income (loss) per share	4,147,159	5,222,738	6,133,886		5,769,262	6,623,353

Denominator for diluted net income (loss) per share:

Shares used above, basic	4,147,159	5,222,738	6,133,886		5,769,262	6,623,353

Dilutive stock options	644,470	—	2,614,663		1,762,633	2,605,137

Dilutive warrants	32,000	—	19,925		11,130	22,588

Dilutive preferred stock	11,073,517	—	11,073,517		11,073,517	11,073,517

Dilutive contingent shares	—	—	37,500		37,500	37,500

Denominator for diluted net income (loss) per share	15,897,146	5,222,738	19,879,491		18,654,042	20,362,095

Net income (loss) per share:

Basic	$0.46	$(0.38)	$0.13	$	*	$0.24

Diluted	$0.12	$(0.38)	$0.04	$	*	$0.08

Pro forma basic:

Shares used above, basic			6,133,886			6,623,353

Pro forma adjustment to reflect weighted average effect of the assumed conversion of convertible preferred stock			11,073,517			11,073,517

Shares used in computing pro forma net income per share — basic			17,207,403			17,696,870

Pro forma diluted:

Shares used above, diluted			19,879,491			20,362,095

Pro forma net income per share:

Basic			$0.05			$0.09

Diluted			$0.04			$0.08

*	Less than $0.01 per share.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      The computation of pro forma basic and diluted net income per share includes the assumed conversion of the outstanding preferred shares (using the as if converted method) from the original date of issuance.

11. Registration Statement

      On February 9, 2001, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock. In connection with the offering, the Company will be reincorporated as a Delaware corporation prior to the completion of the offering.

      If the offering is consummated under the terms presently anticipated, all of the shares of convertible preferred stock outstanding as of June 30, 2001 will automatically convert into 11,105,517 shares of common stock, including shares from the assumed exercise of a warrant for the purchase of 32,000 shares of Series E preferred stock. The effect of this exercise and conversion, and the reincorporation in Delaware, has been reflected in the unaudited pro forma stockholders’ equity in the accompanying consolidated balance sheet at September 30, 2001.

12. Segment, Customers and Geographic Information

      Summary information about geographic areas

      Synaptics operates in one segment and generated its revenue from two broad product categories, the Personal Computer (“PC”) market and Information Appliances (“iAppliances”) market. The PC market account for 96.7% of the revenue in fiscal year 2001. All revenue in the prior periods related to the PC market.

      The following is a summary of operations within geographic areas based on customer’s location:

				Three Months Ended
	Year Ended June 30,			September 30,

	1999	2000	2001	2000	2001

	(in thousands)

Revenue from sales to unaffiliated customers:

Taiwan	$24,041	$38,125	$58,902	$12,010	$18,142

United States	837	1,967	10,351	652	908

Korea	500	1,335	2,012	620	592

Other	4,464	2,020	2,433	706	3,927

	$29,842	$43,447	$73,698	$13,988	$23,569

	June 30,
			September 30,
	2000	2001	2001

Long-lived assets within geographic areas consisted of the following (in thousands):

Taiwan	$98	$39	$40

United Kingdom	348	415	488

United States	820	1,341	1,253

	$1,266	$1,795	$1,781

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of September 30, 2001 and for the three months ended
September 30, 2000 and 2001 is unaudited

      Major customer data as a percentage of total revenue

				Three Months
				Ended
	Year Ended June 30,			September 30,

	1999	2000	2001	2000	2001

Customer A	24%	24%	32%	17%	17%

Customer B	12%	13%	5%	13%	2%

Customer C	15%	13%	6%	11%	4%

Customer D	12%	12%	6%	9%	4%

Customer E	1%	2%	11%	2%	26%

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Foveon, Inc.:

      We have audited the accompanying balance sheet of Foveon, Inc. (a development stage enterprise) as of July 1, 2000, and the related statements of operations, redeemable convertible preferred stock and shareholders’ deficit, and cash flows for each of the years in the two year period ended July 1, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foveon, Inc. (a development stage enterprise) as of July 1, 2000, and the results of its operations and its cash flows for each of the years in the two year period ended July 1, 2000, in conformity with accounting principles generally accepted in the United States of America.

Mountain View, California

August 31, 2000

FOVEON, INC.

(A Development Stage Enterprise)

BALANCE SHEETS

	June 30,	July 1,
	2001	2000

	(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$9,765,055	852,306

Accounts receivable	72,965	—

Inventories	51,899	825,036

Prepaid expenses	94,511	182,106

Other current assets	147,635	19,382

Total current assets	10,132,065	1,878,830

Property and equipment, net	941,454	1,049,565

Other assets	—	53,626

Total assets	$11,073,519	2,982,021

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:

Accounts payable	$725,627	689,230

Accrued liabilities	630,706	633,090

Current portion of capital lease obligations	255,599	236,162

Deferred revenue	156,727	249,273

Total current liabilities	1,768,659	1,807,755

Capital lease obligations, excluding current portion	—	256,410

Long-term notes payable, net of warrants discount	—	15,495,629

Total liabilities	1,768,659	17,559,794

Commitments

Redeemable convertible preferred stock:

Series A, $0.001 par value; 6,300,000 shares authorized, issued, and outstanding (aggregate liquidation preference of $6,890,625)	6,890,625	6,890,625

Series B, $0.001 par value; 2,915,000 shares authorized; 2,580,000 and 544,047 shares issued and outstanding (aggregate liquidation preference of $15,176,466 and $3,200,275) as of June 30, 2001 and July 1, 2000, respectively	14,160,708	3,200,275

Series C, $0.001 par value; 4,100,000 shares authorized; 3,979,418 issued and outstanding (aggregate liquidation preference of $26,913,682) as of June 30, 2001	26,391,732	—

Shareholders’ deficit:

Common stock, $0.001 par value; 18,000,000 shares authorized; 1,337,797 and 1,190,207 shares issued and outstanding as of June 30, 2001 and July 1, 2000, respectively	1,338	1,190

Additional paid-in capital	1,995,094	1,859,072

Shareholder receivable	(675)	(675)

Deficit accumulated during the development stage	(40,133,962)	(26,528,260)

Total shareholders’ deficit	(38,138,205)	(24,668,673)

Total liabilities and shareholders’ deficit	$11,073,519	2,982,021

See accompanying notes to financial statements.

FOVEON, INC.

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

				Period from
	Years Ended			July 9, 1997
				(inception) to
	June 30, 2001	July 1, 2000	July 2, 1999	June 30, 2001

	(Unaudited)			(Unaudited)

Net revenue	$1,275,512	311,043	—	1,586,555

Costs and expenses:

Cost of revenue	1,679,914	720,726	—	2,400,640

Research and development	7,636,946	6,105,766	4,506,543	22,262,627

General and administrative	1,604,044	1,544,549	1,535,845	5,243,524

Sales and marketing	4,367,109	4,993,297	1,825,774	11,591,375

Total costs and expenses	15,288,013	13,364,338	7,868,162	41,498,166

Operating loss	(14,012,501)	(13,053,295)	(7,868,162)	(39,911,611)

Interest expense	(263,022)	(850,046)	(414,448)	(1,527,516)

Interest income	669,821	96,806	355,320	1,305,165

Net loss	$(13,605,702)	(13,806,535)	(7,927,290)	(40,133,962)

See accompanying notes to financial statements.

FOVEON, INC.

(A Development Stage Enterprise)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT

Period from July 9, 1997 (inception) to June 30, 2001

	Redeemable Convertible Preferred Stock

	Series A		Series B		Series C		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Issuance of Series A preferred stock in exchange for intellectual property rights in August 1997 (unaudited)	1,728,571	$1,890,625	—	$—	—	$—	—	$—

Issuance of Series A preferred stock for cash in August 1997 (unaudited)	4,571,429	5,000,000	—	—	—	—	—	—

Issuance of warrant to purchase Series B preferred stock in August 1997 (unaudited)	—	—	—	—	—	—	—	—

Issuance of restricted common stock in August 1997 (unaudited)	—	—	—	—	—	—	350,000	350

Issuance of restricted common stock in March 1998 (unaudited)	—	—	—	—	—	—	370,000	370

Issuance of restricted common stock in July 1998 (unaudited)	—	—	—	—	—	—	200,000	200

Net loss (unaudited)	—	—	—	—	—	—	—	—

Balances as of July 3, 1998 (unaudited)	6,300,000	6,890,625	—	—	—	—	920,000	920

Issuance of restricted common stock in July 1998	—	—	—	—	—	—	85,000	85

Issuance of Series B preferred stock from exercise of warrant in August 1998	—	—	514,047	3,023,804	—	—	—	—

Exercise of common stock options in September 1998	—	—	—	—	—	—	6,250	6

Issuance of restricted common stock in January 1999	—	—	—	—	—	—	10,000	10

Issuance of restricted common stock in June 1999	—	—	—	—	—	—	150,000	150

Net loss	—	—	—	—	—	—	—	—

Balances as of July 2, 1999	6,300,000	6,890,625	514,047	3,023,804	—	—	1,171,250	1,171

Repurchase of restricted common stock in October 1999	—	—	—	—	—	—	(35,000)	(35)

Issuance of warrants in November 1999 in connection with notes payable	—	—	—	—	—	—	—	—

Issuance of warrants in December 1999 in connection with notes payable	—	—	—	—	—	—	—	—

Exercise of common stock options in January 2000	—	—	—	—	—	—	14,063	14

Exercise of common stock options in March 2000	—	—	—	—	—	—	1,562	2

Issuance of common stock in March 2000	—	—	—	—	—	—	30,000	30

Issuance of Series B preferred stock for cash in March 2000	—	—	30,000	176,471	—	—	—	—

Issuance of warrants in March 2000 in connection with notes payable	—	—	—	—	—	—	—	—

Exercise of common stock options in April 2000	—	—	—	—	—	—	2,916	3

Issuance of common stock in April 2000	—	—	—	—	—	—	5,000	5

Common stock repurchase in May 2000	—	—	—	—	—	—	(6,667)	(7)

Issuance of warrants in May 2000 in connection with notes payable	—	—	—	—	—	—	—	—

Exercise of common stock options in June 2000	—	—	—	—	—	—	7,083	7

Stock-based compensation	—	—	—	—	—	—	—	—

Net loss	—	—	—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Deficit
			Accumulated
	Additional		during the	Total
	Paid-in	Shareholder	Development	Shareholders’
	Capital	Receivable	Stage	Deficit

Issuance of Series A preferred stock in exchange for intellectual property rights in August 1997 (unaudited)	—	—	—	—

Issuance of Series A preferred stock for cash in August 1997 (unaudited)	—	—	—	—

Issuance of warrant to purchase Series B preferred stock in August 1997 (unaudited)	1,700	—	—	1,700

Issuance of restricted common stock in August 1997 (unaudited)	34,650	—	—	35,000

Issuance of restricted common stock in March 1998 (unaudited)	36,630	—	—	37,000

Issuance of restricted common stock in July 1998 (unaudited)	19,800	—	—	20,000

Net loss (unaudited)	—	—	(4,794,435)	(4,794,435)

Balances as of July 3, 1998 (unaudited)	92,780	—	(4,794,435)	(4,700,735)

Issuance of restricted common stock in July 1998	8,415	—	—	8,500

Issuance of Series B preferred stock from exercise of warrant in August 1998	—	—	—	—

Exercise of common stock options in September 1998	619	—	—	625

Issuance of restricted common stock in January 1999	4,990	—	—	5,000

Issuance of restricted common stock in June 1999	74,850	—	—	75,000

Net loss	—	—	(7,927,290)	(7,927,290)

Balances as of July 2, 1999	181,654	—	(12,721,725)	(12,538,900)

Repurchase of restricted common stock in October 1999	(3,465)	—	—	(3,500)

Issuance of warrants in November 1999 in connection with notes payable	327,215	(82)	—	327,133

Issuance of warrants in December 1999 in connection with notes payable	779,274	(193)	—	779,081

Exercise of common stock options in January 2000	1,392	—	—	1,406

Exercise of common stock options in March 2000	779	—	—	781

Issuance of common stock in March 2000	14,970	—	—	15,000

Issuance of Series B preferred stock for cash in March 2000	—	—	—	—

Issuance of warrants in March 2000 in connection with notes payable	273,714	(200)	—	273,514

Exercise of common stock options in April 2000	1,455	—	—	1,458

Issuance of common stock in April 2000	2,495	—	—	2,500

Common stock repurchase in May 2000	(660)	—	—	(667)

Issuance of warrants in May 2000 in connection with notes payable	273,714	(200)	—	273,514

Exercise of common stock options in June 2000	3,535	—	—	3,542

Stock-based compensation	3,000	—	—	3,000

Net loss	—	—	(13,806,535)	(13,806,535)

	Redeemable Convertible Preferred Stock

	Series A		Series B		Series C		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances as of July 1, 2000	6,300,000	6,890,625	544,047	3,200,275	—	—	1,190,207	1,190

Exercise of common stock options in July 2000 (unaudited)	—	—	—	—	—	—	25,000	25

Issuance of Series C preferred stock for cash in August 2000 (unaudited)	—	—	—	—	2,809,321	19,000,002	—	—

Issuance of Series B preferred stock upon exercise of a warrant in August 2000 (unaudited)	—	—	1,185,953	6,976,191	—	—	—	—

Issuance of Series B preferred stock upon conversion of note payable in August 2000 (unaudited)	—	—	850,000	3,984,242	—	—	—	—

Issuance of Series C preferred stock upon conversion of notes in August 2000 (unaudited)	—	—	—	—	887,143	5,478,050	—	—

Exercise of common stock options in September 2000 (unaudited)	—	—	—	—	—	—	8,375	8

Repurchase of restricted common stock in September 2000 (unaudited)	—	—	—	—	—	—	(13,542)	(13)

Exercise of common stock options in October 2000 (unaudited)	—	—	—	—	—	—	312	—

Exercise of common stock options in November 2000 (unaudited)	—	—	—	—	—	—	25,000	25

Exercise of common stock options in December 2000 (unaudited)	—	—	—	—	—	—	9,457	10

Issuance of Series C preferred stock for cash in December 2000 (unaudited)	—	—	—	—	282,954	1,913,680	—	—

Exercise of common stock options in January 2001 (unaudited)	—	—	—	—	—	—	1,385	1

Repurchase of restricted common stock in March 2001 (unaudited)	—	—	—	—	—	—	(67,397)	(67)

Exercise of common stock options in April 2001 (unaudited)	—	—	—	—	—	—	9,000	9

Issuance of restricted common stock in June 2001 (unaudited)	—	—	—	—	—	—	150,000	150

Net loss (unaudited)	—	—	—	—	—	—	—	—

Balances as of June 30, 2001 (unaudited)	6,300,000	$6,890,625	2,580,000	$14,160,708	3,979,418	$26,391,732	1,337,797	$1,338

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Deficit
			Accumulated
	Additional		during the	Total
	Paid-in	Shareholder	Development	Shareholders’
	Capital	Receivable	Stage	Deficit

Balances as of July 1, 2000	1,859,072	(675)	(26,528,260)	(24,668,673)

Exercise of common stock options in July 2000 (unaudited)	12,475	—	—	12,500

Issuance of Series C preferred stock for cash in August 2000 (unaudited)	—	—	—	—

Issuance of Series B preferred stock upon exercise of a warrant in August 2000 (unaudited)	—	—	—	—

Issuance of Series B preferred stock upon conversion of note payable in August 2000 (unaudited)	—	—	—	—

Issuance of Series C preferred stock upon conversion of notes in August 2000 (unaudited)	—	—	—	—

Exercise of common stock options in September 2000 (unaudited)	4,180	—	—	4,188

Repurchase of restricted common stock in September 2000 (unaudited)	(1,341)	—	—	(1,354)

Exercise of common stock options in October 2000 (unaudited)	156	—	—	156

Exercise of common stock options in November 2000 (unaudited)	12,475	—	—	12,500

Exercise of common stock options in December 2000 (unaudited)	4,718	—	—	4,728

Issuance of Series C preferred stock for cash in December 2000 (unaudited)	—	—	—	—

Exercise of common stock options in January 2001 (unaudited)	691	—	—	692

Repurchase of restricted common stock in March 2001 (unaudited)	(6,673)	—	—	(6,740)

Exercise of common stock options in April 2001 (unaudited)	4,491	—	—	4,500

Issuance of restricted common stock in June 2001 (unaudited)	104,850	—	—	105,000

Net loss (unaudited)	—	—	(13,605,702)	(13,605,702)

Balances as of June 30, 2001 (unaudited)	1,995,094	(675)	(40,133,962)	(38,138,205)

See accompanying notes to financial statements.

FOVEON, INC.

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

				Period from
	Years Ended			July 9, 1997
				(inception) to
	June 30, 2001	July 1, 2000	July 2, 1999	June 30, 2001

	(Unaudited)			(Unaudited)

Cash flows from operating activities:

Net loss	$(13,605,702)	(13,806,535)	(7,927,290)	(40,133,962)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	561,113	522,517	252,633	1,401,692

Interest accrued and amortization of discount on notes payable	36,882	771,549	401,131	1,209,562

Loss on disposal of equipment	127,255	20,731	3,982	151,968

Stock-based compensation	—	3,000	—	3,000

Impairment of intellectual property rights	—	—	—	1,890,625

Charge for obsolete inventory	1,005,462	—	—	1,005,462

Changes in operating assets and liabilities:

Accounts receivable	(72,965)	—	—	(72,965)

Inventories	(232,325)	(444,731)	(380,305)	(1,057,361)

Prepaid expenses, other current assets, and other assets	12,968	(89,729)	(146,156)	(242,146)

Accounts payable and accrued liabilities	34,013	703,593	359,956	1,356,333

Deferred revenue	(92,546)	249,273	—	156,727

Net cash used in operating activities	(12,225,845)	(12,070,332)	(7,436,049)	(34,331,065)

Cash flows used in investing activities — purchases of property and equipment	(580,257)	(423,114)	(433,603)	(1,720,430)

Cash flows from financing activities:

Proceeds from issuance of common stock	144,264	24,687	89,125	350,076

Repurchase of common stock	(8,094)	(4,167)	—	(12,261)

Proceeds from issuance of long-term notes payable	—	9,000,000	6,976,191	15,976,191

Proceeds from issuance of bridge loan	1,000,000	—	—	1,000,000

Proceeds from issuance of preferred stock and warrants	20,913,682	176,471	3,023,804	29,115,657

Repayments of notes payable and capital lease obligations	(331,001)	(207,855)	(74,257)	(613,113)

Net cash provided by financing activities	21,718,851	8,989,136	10,014,863	45,816,550

Net (decrease) increase in cash and cash equivalents	8,912,749	(3,504,310)	2,145,211	9,765,055

Cash and cash equivalents at beginning of year/period	852,306	4,356,616	2,211,405	—

Cash and cash equivalents at end of year/period	$9,765,055	852,306	4,356,616	9,765,055

Supplemental disclosures of cash flow information:

Cash paid during the year/period for interest	$1,320,169	78,497	—	1,411,983

Noncash investing and financing activities:

Issuance of preferred stock for intellectual property rights	$—	—	—	1,890,625

Debt discount recorded for issuance of preferred stock warrants	$—	1,653,242	—	1,653,242

Shareholders’ receivables recorded on issuance of warrants	$—	675	—	675

Property and equipment acquired through capital leases	$—	—	774,684	774,684

Conversion of notes to preferred stock	$9,462,292	—	—	9,462,292

Cancellation of long-term notes payable as consideration for the exercise of a warrant to purchase preferred stock	$6,976,191	—	—	6,976,191

See accompanying notes to financial statements.

FOVEON, INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

(1)     Description of Business

      Foveon, Inc. (the Company) was incorporated in California on July 9, 1997 and reported its financial results for fiscal years ending on the first Friday in July through its fiscal year ended July 1, 2000. During fiscal 2001, the Company changed their fiscal year end to the last Saturday in June. The Company’s business consists of developing and manufacturing digital camera systems. As of June 30, 2001, the Company is in the development stage with primary activities to date including customer demonstrations and limited sales, raising capital, performing research and development activities, producing prototypes, developing strategic alliances, and identifying markets. In late fiscal 2001, the Company changed its development focus from producing digital camera systems to marketing the underlying technology to customers through license or other arrangements.

(2)     Liquidity

      The Company is in the development stage, has incurred significant losses since inception, and continued to incur losses in its fiscal year ended June 30, 2001. As of June 30, 2001, the Company had cash and cash equivalents of $9,765,055 and current liabilities of $1,768,659. The Company believes it may raise additional working capital through equity or debt financing to fund its planned activities of fiscal 2002. If the Company is unable to obtain additional debt or equity financing and ultimately attain profitability, it may not be able to fund its planned activities. If it is unable to fund it planned activities, it may not be able to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company is currently in discussions with third parties to obtain additional funding; however, to date, no formal agreements have been executed.

(3)     Summary of Significant Accounting Policies

     (a)     Revenue Recognition

      To date, revenue has been derived from sale of digital camera systems. Contracts from the sale of digital camera systems are multiple element arrangements with a combination of camera hardware, computer hardware and software, and software support services. As a result, revenue is recognized in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, and SOP 98-9, Software Revenue Recognition, with Respect to Certain Arrangements.

      SOP 97-2 generally requires revenue earned on arrangements involving software products and services to be allocated to each element based on the relative fair values of the elements. The fair value of the elements must be based on vendor-specific objective evidence of the relative fair values of the elements. Revenue for each element is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

      Due to the early stage of the product, the sale of digital camera systems in fiscal 2000 involved installation and demonstration obligations performed by the Company subsequent to the delivery of the systems to the customer. After customer acceptance of the delivered hardware and software products has been received, the only remaining obligation to the customer is post-contract customer support.

      Vendor-specific objective evidence of the relative fair value of the individual elements of our agreement does not exist. Since essentially all the costs of the arrangement were incurred upon delivery of

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

the hardware and software products, the costs of sales related to those items were recorded upon the later of payment or acceptance by the customer, and an equal amount of revenue was recognized at that time. The entire gross margin was deferred and is being recognized ratably over the term of the support arrangement (one to three years).

      During fiscal 2001, the Company developed sufficient experience in marketing its systems such that the installation and demonstration obligations became incidental and collectibility is assured upon shipment. In addition, the Company discontinued offering post-contract customer support. As a result, the Company began recognizing all revenue upon shipment during fiscal 2001.

     (b)     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     (c)     Cash and Cash Equivalents

      The Company considers all highly liquid investments with remaining maturities at the date of purchase of 90 days or less to be cash equivalents. As of June 30, 2001 and July 1, 2000, cash equivalents consisted of money market funds in the amounts of $9,713,092 and $67,212, respectively.

     (d)     Inventories

      Inventories are stated at the lower of weighted average cost or market.

     (e)     Property and Equipment

      Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Amortization of assets recorded under capital lease agreements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

     (f)     Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

     (g)     Concentration of Credit Risk

      Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintained 99% and 64% as of June 30, 2001 and July 1, 2000, respectively, of its cash and cash equivalents with one financial institution. Management believes the financial risks associated with these financial instruments are minimal.

     (h)     Research and Development Costs

      Development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. Under this policy, no software development costs have been capitalized to date.

     (i)     Stock-Based Compensation

      The Company accounts for its stock-based employee compensation plans using the intrinsic-value method. Deferred stock-based compensation expense is recorded if, on the date of grant, the current market value of the underlying stock exceeds the exercise price. Options granted to nonemployees are considered compensatory and are accounted for at fair value pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, Accounting or Stock-Based Compensation. The Company discloses the pro forma effect of using the fair-value method of accounting for all stock-based compensation arrangements in accordance with SFAS No. 123.

     (j)     Impairment of Long-Lived Assets

      The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (k)     Comprehensive Income

      To date, the Company has not experienced any material elements of other comprehensive income. As a result, net loss is equal to comprehensive loss for all periods presented.

     (l)     Advertising Costs

      The Company expenses advertising costs as incurred. These amounts are included in sales and marketing expenses in the accompanying financial statements. Advertising expense was $86,607, $60,801, $23,351, and $170,759 for the years ended June 30, 2001, July 1, 2000, July 2, 1999, and the period from July 9, 1997 (inception) to June 30, 2001, respectively.

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

(4)     Inventories

      Inventories as of June 30, 2001 and July 1, 2000, consisted of the following:

	2001	2000

Raw materials	$—	471,155

Work in process	—	61,883

Finished goods	51,899	66,090

Inventory on consignment	—	225,908

	$51,899	825,036

      Near the end of fiscal 2001, the Company changed its business model from selling digital camera systems to marketing the underlying technology through licensing or other arrangements. As a result, the Company recorded a charge for inventory obsolescence totaling $1,005,462 to cost of revenue during the year ended June 30, 2001.

(5)     Property and Equipment

      Property and equipment as of June 30, 2001 and July 1, 2000, consisted of the following:

	2001	2000

Computer and other equipment	$928,003	855,170

Manufacturing and research and development equipment	334,371	293,787

Purchased software	107,340	107,340

Office furniture and equipment	298,266	526,035

Leasehold improvements	17,332	99,240

Construction in process	385,890	—

	2,071,202	1,881,572

Less accumulated depreciation and amortization	1,129,748	832,007

	$941,454	1,049,565

(6)     Accrued Liabilities

      Accrued liabilities as of June 30, 2001 and July 1, 2000, consisted of the following:

	2001	2000

Accrued compensation and benefits	$206,528	300,916

Payroll and other taxes payable	75,073	35,631

Other	349,105	296,543

	$630,706	633,090

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

(7)     Long-Term Notes Payable

      Long-term notes payable as of July 1, 2000, consisted of the following:

6% subordinated full recourse note; $6,976,191 principal and accrued interest due and payable to National Semiconductor Corporation in August 2007	$7,819,961

6.5% convertible subordinated note; $735,000 principal and accrued interest due and payable to National Semiconductor Corporation in November 2009	766,186

6.5% convertible subordinated note; $465,000 principal and accrued interest due and payable to Synaptics, Inc in November 2009	484,730

6.5% convertible subordinated note; $2,327,000 principal and accrued interest due and payable to National Semiconductor Corporation in December 2009	2,414,531

6.5% convertible subordinated note; $1,472,000 principal and accrued interest due and payable to Synaptics, Inc in December 2009	1,527,560

6.85% convertible subordinated note; $1,225,000 principal and accrued interest due and payable to National Semiconductor Corporation in March 2010	1,247,796

6.85% convertible subordinated note; $775,000 principal and accrued interest due and payable to Synaptics, Inc in March 2010	790,264

6.49% convertible subordinated note; $2,000,000 principal and accrued interest due and payable to National Semiconductor Corporation in May 2010	2,019,191

17,070,219

Unamortized discounts	(1,574,590)

$15,495,629

      In August 2000, the subordinated full recourse note payable to National Semiconductor Corporation (National) was canceled as consideration for the exercise of a warrant to purchase 1,185,953 shares of Series B preferred stock (Note 8(b)). All accrued interest was paid in full.

      In August 2000, the convertible subordinated notes held by National and Synaptics were converted into shares of Series B and C preferred stock. All accrued interest was paid in full upon conversion. At the time of conversion, the carrying values of the loans were reclassified to redeemable convertible preferred stock.

(8)     Redeemable Convertible Preferred Stock and Shareholders’ Deficit

     (a)     Preferred Stock

      Rights, preferences, and privileges of the holders of Series A, B, and C preferred stock are as follows:

•	Dividends — The holders of the Series A, B, and C preferred stock are entitled to receive noncumulative dividends at the rate of $0.11, $0.59, and $0.54 per share per annum, respectively. Dividends are payable when and as declared by the Board of Directors in preference and priority to any payment of dividends to holders of common stock.

•	Liquidation Preference — In the event of any liquidation or winding up of the Company, the holders of the Series A, B, and C preferred stock are entitled to receive a liquidation preference of $1.09375, $5.88235, and $6.763219 per share, respectively, plus all declared but unpaid dividends over holders of common stock. After payment has been made to the holders of all preferred stock

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

of the full preferential amounts to which they shall be entitled, the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of Series A, B, and C preferred stock and the common stock pro rata based on the number of shares of common stock held by each assuming conversion of all Series A, B, and C preferred shares until the holders of Series A, B, and C preferred stock have received an aggregate of $3.28125, $17.64705, and $20.289 per share, respectively.

•	Redemption — Holders of Series A, B, and C preferred stock have the option to redeem their shares at defined redemption dates beginning in August 2005 at $1.09375, $5.88235, and $6.763219 per share, respectively, plus all declared, but unpaid dividends.

•	Conversion — The holders of the Series A, B, and C preferred stock have the right to convert the Series A, B and C preferred stock, at any time, into shares of common stock. The initial conversion rate shall be 1:1 subject to adjustment for common stock dividends, combinations or splits, and adjustment as provided by the automatic conversion clause noted below.

•	Automatic Conversion — The Series A, B, and C preferred stock shall be automatically converted into common stock at the then effective conversion price (i) in the event that the holders of at least 66 2/3% of the outstanding Series A, B, and C preferred stock, voting together as a class, consent to such conversion; or (ii) upon the closing of an underwritten public offering of shares of common stock of the Company at an aggregate offering price of not less than $20,000,000 and an aggregate pre-offering market capitalization of at least $225,000,000.

•	Voting Rights — The holders of Series A, B, and C preferred stock vote equally with shares of common stock on an “as if converted” basis.

      No dividends have been declared or paid on preferred stock or common stock since inception of the Company.

     (b)     Warrants

      In conjunction with the issuance of Series A preferred stock, the Company issued for $1,700 in cash a warrant to purchase 1,700,000 shares of Series B preferred stock at an exercise price of $5.88 a share, expiring 10 years from the date of issuance. In July 1998, the warrant holder exercised a portion of the warrant to purchase 514,047 shares of Series B preferred stock. In August 2000, the warrant holder exercised the remainder of the warrant to purchase 1,185,953 shares of Series B preferred stock.

      In connection with equipment financing in April 1999, the Company issued a warrant to purchase 10,000 shares of common stock at a price of $6.00 per share, exercisable at any time prior to April 2009. The fair value of the warrant was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free rate of 5%; contractual life of 10 years; no dividends; and 80% expected volatility. The proceeds assigned to the warrant were insignificant, and consequently, no debt discount was recorded. As of June 30, 2001, all of these warrants remained outstanding.

      In conjunction with the issuance of an aggregate of $6,287,500 of convertible subordinated notes payable to National Semiconductor Corporation (National) in fiscal 2000, the Company issued warrants to purchase 168,683 shares of Series B preferred stock at $5.88 per share and warrants to purchase 95,368 shares of Series C preferred stock at $6.76 per share. These warrants are exercisable at any time prior to the end of their five year contractual life. The proceeds from the issuances of the convertible subordinated notes and warrants were assigned to the warrants and notes payable based on their relative fair values. The

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

fair values of the warrants were estimated using the Black-Scholes option-pricing model with the following assumptions; risk-free rates ranging from 5.97% to 6.19%; contractual lives of five years; no dividends; and 80% expected volatility. Using these assumptions the proceeds assigned to the warrants were $1,119,088 with a corresponding amount recorded as a debt discount to be amortized to interest expense on a straight-line basis over the term of the loan. As of June 30, 2001, all of these warrants remained outstanding.

      In August 2000, the convertible subordinated notes held by National were converted into shares of Series B and C preferred stock. At the time of conversion, the carrying value of the loans were reclassified to redeemable convertible preferred stock.

      Restrictions on the exercise apply such that National can only exercise these warrants to the extent that the number of shares of Series B and C preferred stock to be obtained, when added to all other shares of the Company’s common and preferred stock held by National, do not represent more than 47.5% of the outstanding voting stock of the Company on the date of exercise.

      Notwithstanding the provisions above, National may exercise all of its outstanding warrants upon any reclassification of the capital stock of the Company, any consolidation, or merger of the Company in which the shareholders immediately prior to such merger or consolidation do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the surviving entity, or transfer all of the assets of the Company.

      In conjunction with the issuance of an aggregate $2,712,500 of convertible subordinated notes payable to Synaptics, Inc. (Synaptics) in fiscal 2000, the Company issued warrants to purchase 106,718 shares of Series B preferred stock at $5.88 per share and warrants to purchase 22,918 shares of Series C preferred stock at $6.76 per share. These warrants are exercisable at any time prior to end of their five year contractual life. The proceeds from the issuances of the convertible subordinated notes and warrants were assigned to the warrants and notes payable based on their relative fair values. The fair value of the warrants were estimated using the Black-Scholes option-pricing model with the following assumptions; risk-free rates ranging from 5.97% to 6.19%; contractual lives of five years; no dividends; and 80% expected volatility. Using these assumptions the proceeds assigned to the warrants were $534,830 with a corresponding amount recorded as a debt discount to be amortized to interest expense on a straight-line basis over the life of the loan. In August 2000, the convertible subordinated notes held by Synaptics were converted into shares of Series B and C preferred stock. At the time of conversion, the carrying value of the loans were reclassified to redeemable convertible preferred stock. As of June 30, 2001, all these warrants remained outstanding.

(9)     1997 Stock Plan

      The Company adopted a stock plan in July 1997 (the 1997 Plan) that provides for the issuance of incentive and nonstatutory options to purchase shares of common stock and rights to purchase restricted common stock. As of June 30, 2001 and July 1, 2000, 3,200,000 and 2,500,000 shares, respectively, of common stock had been reserved for issuance under the 1997 Plan. Nonstatutory stock options may be granted to employees and consultants and incentive stock options to employees. Options have a term no greater than 10 years and generally vest 25% at the end of the first year with a rate of  1/48 per month thereafter.

      Nonstatutory options are exercisable at a price not less than 85% of the fair market value of the stock at the date of grant, as determined by the Company’s Board of Directors, unless they are granted to an individual who owns greater than 10% of the voting rights of all classes of stock, in which case the exercise

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

price shall be no less than 110% of the fair market value. Incentive stock options are exercisable at a price no less than 100% of fair market value of the stock at the date of grant, as determined by the Company’s Board of Directors, except when they are granted to an employee who owns greater than 10% of the voting power of all classes of stock, in which case they are exercisable at a price not less than 110% of fair market value.

      Under the terms of the 1997 Plan, employees may be granted rights to purchase restricted common stock and exercise unvested options. The Company’s repurchase rights with respect to restricted common stock lapse in accordance with the option-vesting schedule described above. Upon termination of service, an employee’s or nonemployee’s unvested shares may be repurchased by the Company at the original purchase price. As of June 30, 2001 and July 1, 2000, 262,294 and 751,416 shares, respectively, were subject to repurchase by the Company.

      Under Accounting Principles Board (APB) Opinion No. 25, the Company has recorded no compensation costs related to its stock-based awards to employees for the period from July 9, 1997 (inception) to June 30, 2001, because the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option. Had compensation cost for the Company’s plans been determined consistent with the fair value approach described in SFAS No. 123, the Company’s pro forma net loss for the years ended June 30, 2001, July 1, 2000, and July 2, 1999, would have been $13,632,038, $13,819,462, and $7,929,109, respectively, and for the period from July 9, 1997 (inception) to June 30, 2001, would have been $40,175,122.

      The fair value of employee stock options granted was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in this calculation: risk-free interest rate of 4.99%; expected life of 4.5 years; no dividends; and expected volatility of 0%.

      The weighted-average fair value of employee options granted for the years ended June 30, 2001, July 1, 2000, and July 2, 1999, were $0.14, $0.10, $0.09, respectively.

      The following table summarizes information about stock options outstanding under the 1997 Plan:

June 30, 2001

		Weighted-Average
		Remaining	Number
Exercise	Number	Contractual	of Shares
Prices	Outstanding	Life (years)	Vested

$0.10	15,000	6.83	11,875

0.50	748,208	8.31	323,786

0.70	503,750	9.66	17,707

	1,266,958	8.83	353,368

      The weighted-average exercise price of shares vested as of June 30, 2001, was $0.50.

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

      Option activity for the 1997 Plan is summarized as follows:

			Weighted-Average
	Options/Shares	Stock	Exercise/
	Available	Options	Purchase
	for Grant	Outstanding	Price

Balances as of July 9, 1997 (unaudited)	2,000,000	—	$—

Restricted stock issued (unaudited)	(920,000)	—	0.10

Balances as of July 3, 1998 (unaudited)	1,080,000	—	0.10

Restricted stock issued	(245,000)	—	0.36

Options granted	(440,500)	440,500	0.50

Options canceled	20,000	(20,000)	0.10

Options exercised	—	(6,250)	0.10

Balances as of July 2, 1999	414,500	414,250	0.47

Increase in options available for grant	500,000	—	—

Restricted stock repurchased	41,667	—	0.10

Options granted	(651,500)	651,500	0.50

Options canceled	136,626	(136,626)	0.49

Options exercised	—	(30,624)	0.32

Balances as of July 1, 2000	441,293	898,500	0.48

Increase in options available for grant	700,000	—	—

Restricted stock issued	(150,000)	—	0.70

Restricted stock repurchased	80,939	—	0.10

Options granted	(521,250)	521,250	0.70

Options canceled	74,263	(74,263)	0.51

Options exercised	—	(78,529)	0.50

Balances as of June 30, 2001	625,245	1,266,958	0.58

(10)     Related Party Transactions

      In fiscal 2001 and 2000, the Company purchased raw materials from National totaling $1,667,909 and $880,631, respectively, to be used in manufacturing and research and development.

      In fiscal 1999, the Company purchased certain equipment and office furniture from National totaling $595,000. In addition, the Company also leased an office facility from National and paid rent and related security deposit in fiscal 2001, 2000, and 1999 of $581,410, $643,512, and $342,030, respectively.

      As of June 30, 2001 and July 1, 2000, amounts payable to National (included in accounts payable) were $68,701 and $367,501, respectively. As of June 30, 2001, amounts due from National (included in other current assets) was $102,568.

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

(11)     Income Taxes

      Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following:

				Period from
	Years ended			July 9, 1997
				(inception) to
	June 30, 2001	July 1, 2000	July 2, 1999	June 30, 2001

Expected tax benefit at U.S. federal statutory rate of 34%	$(4,625,939)	(4,694,222)	(2,695,279)	(13,634,250)

Net operating loss and temporary differences for which no tax benefit was realized	4,534,245	4,601,747	2,616,799	12,722,339

Nondeductible expenses	91,694	92,475	78,480	911,911

Total tax expense	$—	—	—	—

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of June 30, 2001 and July 1, 2000, are presented below:

	2001	2000

Deferred tax assets:

Research and other tax credit carryforwards	$1,080,000	675,000

Start-up expenditures	1,063,000	1,651,000

Net operating loss carryforwards	12,712,000	7,376,000

Others	611,000	353,000

Gross deferred tax assets before valuation allowance	15,466,000	10,055,000

Less valuation allowance	15,466,000	10,055,000

Net deferred taxes	$—	—

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty surrounding the Company’s ability to realize such deferred tax assets, a full valuation allowance has been established.

      As of June 30, 2001, the Company has net operating loss carryforwards of approximately $31,962,000 and $24,218,000 for federal and California income tax purposes, respectively. The federal and California net operating loss carryforwards expire in the year 2021 and 2011, respectively. As of June 30, 2001, the Company has research and experimental tax credit carryforwards for federal and California of approximately $714,000 and $469,000, respectively. The federal research and experimental credit carryforwards expire in the year 2021. The California research and experimental credit can be carried forward indefinitely.

      Federal and state tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a change in ownership of the Company which constitutes an “ownership change,” as defined by the Internal Revenue Code, Section 382. The Company has not determined

FOVEON, INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

June 30, 2001 and July 1, 2000
(All information as of and for the periods ended June 30, 2001 is unaudited)

whether such an “ownership change” has occurred which could limit the availability of the net operating losses and tax credits.

(12)     Lease Commitments

     (a)     Operating Leases

      The Company leases its facilities and certain office equipment under operating leases. These leases expire at various dates through 2005.

      Future minimum lease payments under noncancelable operating leases as June 30, 2001, are as follows:

Fiscal
Year
Ending

2002	$512,032

2003	1,177,864

2004	1,237,366

2005	926,487

Total	$3,853,749

      The Company’s rent expense was $570,844, $696,636, and $438,335 for the years ended June 30, 2001, July 1, 2000, and July 2, 1999, respectively, and $1,816,679 for the period from July 9, 1997 (inception) to June 30, 2001.

  (b)     Capital Lease Obligations

      The following is a schedule by fiscal year of future minimum lease payments under capital lease obligations for certain equipment, together with the present value of the net minimum lease payments:

Fiscal
Year
Ending

2002	$273,863

Less amounts representing interest	18,264

Present value of net minimum lease payments	$255,599

      Equipment under capital lease was $774,684 as of June 30, 2001, with accumulated amortization of $598,797.

(13)     Employee Savings Plan

      In January 1998, the Company implemented a retirement savings and investment plan that is intended to qualify under Section 401(k) of the Internal Revenue Code (the 401(k) Plan) covering all of the Company’s employees. An employee may elect the Company to defer, in the form of contributions to the 401(k) Plan on his or her behalf, up to 12% of the total compensation that would otherwise be paid to the employee, not to exceed the amount allowed by applicable Internal Revenue Service guidelines. The Company does not match employee contributions to the 401(k) Plan.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Until             , 2002, all dealers effecting transactions in the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,000,000 Shares

Common Stock

PROSPECTUS

Bear, Stearns & Co. Inc.

SG Cowen

SoundView Technology Group

            , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee and NASD and Nasdaq National Market filing fees.

SEC registration fee	$17,250

NASD filing fee	6,500

Blue Sky fees and expenses	10,000

Nasdaq National Market filing fee	95,000

Transfer agent and registrar fees	4,000

Accountants’ fees and expenses	450,000

Legal fees and expenses	600,000

Printing and engraving expenses	250,000

Miscellaneous fees	167,250

Total	$1,600,000

Item 14.  Indemnification of Directors and Officers.

      The Certificate of Incorporation and Bylaws of the Registrant provide that the Registrant will indemnify and advance expenses, to the fullest extent permitted by the Delaware General Corporation Law, to each person who is or was a director or officer of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant (an “Indemnitee”).

      Under Delaware law, to the extent that an Indemnitee is successful on the merits in defense of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of the Registrant, or serves or served any other enterprise or organization at the request of the Registrant, the Registrant shall indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action.

      If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, an Indemnitee may be indemnified under Delaware law against both (i) expenses, including attorney’s fees, and (ii) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

      If unsuccessful in defense of a suit brought by or in the right of the Registrant, where the suit is settled, an Indemnitee may be indemnified under Delaware law only against expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant except that if the Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Registrant, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses.

      Also under Delaware law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the Registrant in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Registrant.

The Registrant may also advance expenses incurred by other employees and agents of the Registrant upon such terms and conditions, if any, that the Board of Directors of the Registrant deems appropriate.

Item 15.  Recent Sales of Unregistered Securities.

      Since January 1, 1999, we have sold and issued the following securities:

1. From January 1, 1999 to December 31, 2001, we issued options to purchase an aggregate of 5,566,621 shares of our common stock at prices ranging from $1.00 to $8.50 per share to employees, directors and consultants pursuant to the 1996 Stock Option Plan and the 2000 Nonstatutory Stock Option Plan.

2. From January 1, 1999 to December 31, 2001, we issued and sold an aggregate of 1,983,711 shares of our common stock to employees, directors, and consultants for aggregate consideration of $2,352,873 consisting of a mix of cash and promissory notes, pursuant to the exercise of options granted under our 1986 and 1996 stock option plans.

3. During fiscal 2000, we issued 9,667 shares of our common stock at a value of $9,667 and 4,834 shares of our common stock at a value of $9,668 to Mr. T.W. Kang in payment for consulting services. We also issued 17,334 shares of our common stock at a value of $35,665 to Mr. Eugene Ko for consulting services.

4. In June 1999, we issued an aggregate of 37,500 shares of our common stock to PCT Taiwan in connection with the formation of our branch in Taiwan at a value of $75,000. An additional 37,500 shares of our common stock are issuable if certain covenants are fulfilled.

5. In October 1999, we issued 652,025 shares of our common stock to 60 residents of the United Kingdom and four residents of the United States, all of whom were executive officers or employees of Absolute Sensors Limited, and to two institutional investors in Belgium and Switzerland at a value of $1,304,044 in connection with the acquisition of Absolute Sensors Limited, our British subsidiary.

      The sales and issuances of the securities in the transactions listed in paragraphs 1, 2, and 3 above were deemed to be exempt from registration under the Securities Act pursuant to the exemption provided by Rule 701 for securities issued in compensatory circumstances.

      The sales and issuances of the securities in the transactions listed in paragraphs 4 and 5 above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2). In addition, the offering to the 60 United Kingdom residents and the two institutional investors in Belgium and Switzerland was made in reliance on Regulation S and the Form of Acceptance executed by such persons required such persons to confirm that they were not U.S. persons. Appropriate legends have been placed on the documents evidencing the securities and investment representations were obtained from the purchasers. All purchasers of securities either received adequate information about our company or had access, through employment or other relationships, to such information. All such securities issued pursuant to such exemptions are restricted securities as defined in Rule 144(a)(3) promulgated under the Securities Act.

Item 16.  Exhibits.

  (a) Exhibits

Exhibit
Number		Exhibits

*	1	Form of Underwriting Agreement
*	3.1	Form of Certificate of Incorporation of the Registrant to be filed in Delaware
*	3.2	Form of Bylaws of the Registrant
*	4	Form of Common Stock Certificate
*	5	Opinion of Greenberg Traurig, LLP

Exhibit
Number		Exhibits

*	10.1	1986 Incentive Stock Option Plan and form of grant agreement
*	10.2	1986 Supplemental Stock Option Plan and form of grant agreement
*	10.3	1996 Stock Option Plan and form of grant agreement
*	10.4	2000 UK Approved Sub-Plan to the 1996 Stock Option Plan and form of grant agreement
*	10.5	2000 Nonstatutory Stock Option Plan and form of grant agreement
*	10.6	Amended and Restated 2001 Incentive Compensation Plan and form of grant agreement
*	10.7	Amended and Restated 2001 Employee Stock Purchase Plan
*	10.8	401(k) Profit Sharing Plan
*	10.9	Agreement dated as of October 13, 1999 by and among the Registrant and the Principal Shareholders of Absolute Sensors Limited
*	10.10	Lease dated as of September 17, 1999 by and between Silicon Valley Properties, LLC as Landlord and the Registrant as Tenant
*	10.11	Master Equipment Lease Agreement dated as of November 28, 2000 by and between KeyCorp Leasing, a Division of Key Corporate Capital Inc., and the Registrant
*	10.12	Subordinated Secured Non-Recourse Promissory Note dated August 12, 1997 executed by the Registrant in favor of National Semiconductor Corporation
*	10.13	Form of Stock Option Grant and Stock Option Agreement between the Registrant and Federico Faggin
*	10.14	Form of Stock Option Grant and Stock Option Agreement between the Registrant and Francis F. Lee
*	10.15	Form of Stock Option Grant and Stock Option Agreement between the Registrant and Russell J. Knittel
*	10.16	Loan and Security Agreement dated as of August 30, 2001 between Silicon Valley Bank and the Registrant
*	21	List of Subsidiaries
*	23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
	23.2	Consent of Ernst & Young LLP, independent auditors
	23.3	Consent of KPMG LLP, independent auditors
*	24	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	Previously filed.

  (b) Financial Statement Schedules

     Schedule II — Valuation and Qualifying Accounts

      See Schedule II at page S-1.

Item 17.  Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on January 22, 2002.

SYNAPTICS INCORPORATED

By:	/s/ FRANCIS F. LEE

Francis F. Lee
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FRANCIS F. LEE Francis F. Lee	President, Chief Executive Officer, and Director (Principal Executive Officer)	January 22, 2002

/s/ RUSSELL J. KNITTEL Russell J. Knittel	Senior Vice President, Chief Financial Officer, Chief Administrative Officer, Secretary, and Treasurer (Principal Financial and Accounting Officer)	January 22, 2002

/s/ FEDERICO FAGGIN* Federico Faggin	Chairman of the Board	January 22, 2002

/s/ KEITH B. GEESLIN* Keith B. Geeslin	Director	January 22, 2002

/s/ RICHARD L. SANQUINI* Richard L. Sanquini	Director	January 22, 2002

/s/ JOSHUA C. GOLDMAN* Joshua C. Goldman	Director	January 22, 2002

*By: /s/ RUSSELL J. KNITTEL Russell J. Knittel Attorney-in-Fact		January 22, 2002

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

SYNAPTICS INCORPORATED

	Balance	Additions
	as of	Charged to		Balance as
	Beginning	Costs and		of End
Description	of Year	Expenses	Write-offs	of Year

Year ended June 30, 1999

Deducted from asset accounts:

Allowance for doubtful accounts	$99,000	$—	$—	$99,000
Year ended June 30, 2000

Deducted from asset accounts:

Allowance for doubtful accounts	$99,000	$23,000	$2,000	$120,000
Year ended June 30, 2001

Deducted from asset accounts:

Allowance for doubtful accounts	$120,000	$6,000	$1,000	$125,000

S-1

EXHIBIT INDEX

Exhibit
Number		Exhibits

*	1	Form of Underwriting Agreement
*	3.1	Form of Certificate of Incorporation of the Registrant to be filed in Delaware
*	3.2	Form of Bylaws of the Registrant
*	4	Form of Common Stock Certificate
*	5	Opinion of Greenberg Traurig, LLP
*	10.1	1986 Incentive Stock Option Plan and form of grant agreement
*	10.2	1986 Supplemental Stock Option Plan and form of grant agreement
*	10.3	1996 Stock Option Plan and form of grant agreement
*	10.4	2000 UK Approved Sub-Plan to the 1996 Stock Option Plan and form of grant agreement
*	10.5	2000 Nonstatutory Stock Option Plan and form of grant agreement
*	10.6	Amended and Restated 2001 Incentive Compensation Plan and form of grant agreement
*	10.7	Amended and Restated 2001 Employee Stock Purchase Plan
*	10.8	401(k) Profit Sharing Plan
*	10.9	Agreement dated as of October 13, 1999 by and among the Registrant and the Principal Shareholders of Absolute Sensors Limited
*	10.10	Lease dated as of September 17, 1999 by and between Silicon Valley Properties, LLC as Landlord and the Registrant as Tenant
*	10.11	Master Equipment Lease Agreement dated as of November 28, 2000 by and between KeyCorp Leasing, a Division of Key Corporate Capital Inc., and the Registrant
*	10.12	Subordinated Secured Non-Recourse Promissory Note dated August 12, 1997 executed by the Registrant in favor of National Semiconductor Corporation
*	10.13	Form of Stock Option Grant and Stock Option Agreement between the Registrant and Federico Faggin
*	10.14	Form of Stock Option Grant and Stock Option Agreement between the Registrant and Francis F. Lee
*	10.15	Form of Stock Option Grant and Stock Option Agreement between the Registrant and Russell J. Knittel
*	10.16	Loan and Security Agreement dated as of August 30, 2001 between Silicon Valley Bank and the Registrant
*	21	List of Subsidiaries
*	23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
	23.2	Consent of Ernst & Young LLP, independent auditors
	23.3	Consent of KPMG LLP, independent auditors
*	24	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	Previously filed.